Form 10-K405, Exhibit 13
period 1997-12-31
SUMMIT BANCSHARES INC/CA
filed 1998-03-31
CIK 353203

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The matters addressed in this Annual Report, with the exception of the historical information presented, may incorporate certain forward-looking statements involving risks and uncertainties, including the risks discussed under the heading "Certain Factors That May Affect Future Results" and elsewhere in this Report.

This section is a review of Summit Bancshares, Inc.'s (the Company) results as reflected in the Consolidated Financial Statements. It discusses the principal items of income and expense and the factors affecting the Company's financial position. This discussion should be read together with the Selected Financial Data and Consolidated Financial Statements included elsewhere in the Annual Report.

The Company's wholly owned subsidiary, Summit Bank (the "Bank"), has conducted the business of a commercial bank since 1982. It provides commercial credit and various checking and savings account products for small and midsized businesses and for professionals as well as individual consumers.

SUMMARY OF EARNINGS

The Company's net income for 1997 was $1,708,000 compared to $1,412,000 in 1996 and $1,316,000 in 1995. The increase in 1997 net income from 1996 is attributed to an increase in higher yielding assets brought about by an increase in loans and improved interest margins. The increase in 1996 net income from 1995 was mainly attributed to a decrease in the provision for loan losses due to improved loan quality. The net income of $1,708,000 for 1997 represents $3.72 per share earnings, compared to $3.11 per share in 1996 and $2.87 per share in 1995.

NET INTEREST INCOME

The primary source of income for the Company is Net Interest Income or "Gross Margin" which is the difference between interest earned on loans and investments and interest paid on deposits and other liabilities. In general, net interest income is affected by a change in interest rates. As interest rates rise or fall, so will the Company's net interest income, excluding changes in total assets. The primary reasons for this is that the Company's investment portfolio earns income on a fixed interest rate basis while a majority of the lending portfolio earns income on a floating interest rate basis. In addition, all investments are held to maturity and 61% of the investment portfolio matures in one year. Regarding loans, approximately 59% of the loans outstanding mature within one year, while the longest maturity is twenty-five years. In a declining interest rate environment interest income on loans will generally decline faster than the investment income and vice versa. To offset any decline in interest income due to a declining interest rate environment, the Company monitors closely its interest expense on deposits. Of the total time certificates of deposit outstanding at year end, all but 1% mature within one year while 65% mature within 90 days. Thus the Company is able to minimize the effects of a declining interest rate environment by repricing these instruments on a more frequent basis than if the average maturity were longer than 1 year.

Net interest income for 1997 was $6,457,000, an increase of 18.7% over the $5,439,000 posted in 1996, and as compared to $5,464,000 in 1995. The increase in 1997 was primarily the result of an increase in the average prime rate, which increased from 8.25% in 1996 to 8.44% in 1997. Average earning assets increased 11.2%from $78,107,000 in 1996 to $86,830,000 in 1997;
average total deposits also increased 11.2% from $74,752,000 in 1996 to $83,091,000 in 1997, and as compared to $68,492,000 in 1995. $4,475,000 of the 1997 increase was centered in interest bearing accounts.

The decrease in 1996 was primarily the result of a decrease in the average prime rate, which decreased from 8.85% in 1995 to 8.25% in 1996. Average earning assets increased 9.6% from $71,245,000 in 1995 to $78,107,000 in 1996; average total deposits also increased 9.1% from $68,492,000 in 1995 to $74,752,000 in 1996, and as compared to $68,022,000 in 1994. $3,123,000 of the 1996 increase was centered in interest bearing accounts.

Average loans outstanding increased by 19.8% in 1997 to $57,906,000 as compared to $48,355,000 in 1996 and $47,083,000 in 1995. Average outstanding investments decreased 3.5% to $28,924,000 in 1997 as compared to $29,989,000 in 1996 and $24,222,000 in 1995. The average loan to deposit ratio increased in 1997 to 69.7% as compared to 65.2% in 1996 and 67.2% in 1995. The yield on average earning assets was 9.7% in 1997 as compared to 9.3% in 1996 and 9.8% in 1995.

Interest expense increased 26% to $1,940,000 in 1997 from $1,938,000 in 1996 and $1,536,000 in 1995. Average interest-bearing deposits increased 9.1% in 1997 to $57,512,000 as compared to $52,715,000 in 1996 and $48,599,000 in
1995 and were primarily centered in the market rate accounts. Average non-interest bearing deposits increased 14.7% in 1997 to $25,278,000 as compared to $22,037,000 in 1996 and $19,893,000 in 1995. Overall cost of funds in 1997 was 2.6% as compared to 2.5% in 1996 and 3.2% in 1995.

NON-INTEREST INCOME AND EXPENSE

Non-interest income, consisting primarily of service charges on deposit accounts, and other customer fees and charges including rents, was $516,000 in 1997, a decrease from $539,000 in 1996 and $550,000 in 1995. Total service charge income from deposit accounts decreased by 2.2% from $311,000 in 1996 to $304,000 in 1997, while total income from other charges decreased 7.4% from $228,000 in 1996 to $211,000 in 1997. This compares to 1995 figures of $368,000 in deposit accounts income and $181,000 in income from other charges. The deposit income decrease in 1997 resulted primarily from a decrease in service charges related to analysis, which were $12,000 less than 1996 receipts. The decrease in other income charges in 1997 was related to a $14,000 decrease in wire transfer fees.

The deposit income decrease in 1996 was primarily related to a decrease in service charges related to return check charges which was $31,000 less than 1995 receipts and decrease in income from service charges on demand deposit accounts. The increase in other income charges in 1996 was related to a 102% increase in wire transfer fees due to volume and charges on early withdrawal penalties.

Non-interest expenses increased 9.6% to $3,738,000 in 1997, from $3,408,000 in 1996 and $3,355,000 in 1995. Salary expense increased 12.4% from $1,878,100 in 1996 to $2,111,000 in 1997, and was due to normal staffing needs and an increase in profit-sharing and 401(k) contributions. In addition, business development and entertainment expense increased from $78,000 in 1996 to $111,000 in 1997, which was due to an aggressive sales program. Foreclosures and OREO expense increased from $85,000 to $129,000, primarily due to a write-down of $75,000 on one of the Bank's properties. Marketing expense increased from $8,000 in 1996 to $46,000 in 1997, primarily due to changes in the Bank's marketing brochures. This was also a primary factor in the increase in postage expense from $37,000 in 1996 to $56,000 in 1997. Offsetting these increases were decreases in audit and accounting expenses, which went from $46,000 in 1996 to $39,000 in 1997. In addition, consulting fees decreased from $99,000 in 1996 to $84,000 in 1997. Legal expenses also decreased from $127,000 in 1996 to $41,000 in 1997.

The non-interest expense increase in 1996 can be attributed to a 5.2% increase in salary expense from $1,786,000 in 1995 to $1,878,000 in 1996 and was due to normal staffing needs. In addition, director fees increased from $76,000 in 1995 to $103,000 in 1996, which is comparable to fees paid to directors of other banks of a similiar size, and consulting fees which increased from $78,000 in 1995 to $99,000 in 1996 and was due to the implementation of a sales culture program for all bank calling officers. These increases where partially offset by the decrease in FDIC assessment which decrease from $84,000 in 1995 to $2,000 in 1996 and a decrease in foreclosure expense related to the carrying value of foreclosed properties.

The Bank's allowance for loan losses as a percent of loans was 2.0% and 2.1% as of December 31, 1997 and 1996, respectively. The average in the industry for banks our size is approximately 1.83%. Total gross loans charged off in 1997 were $105,000 compared to $83,000 in 1996 and $334,000 in 1995.

PROVISION FOR INCOME TAXES

The provision for income taxes reflects a combined Federal and California effective tax rate of 42.4% in 1997, compared to 41.2% in 1996 and 41.4% in 1995, as described in Note 6 to the Financial Statements.

LIQUIDITY AND CAPITAL

Liquidity is defined as the ability to meet present and future obligations either through the sale or maturity of existing assets or by the acquisition of funds through liability management. Additionally, the Bank's investment portfolio is managed to provide liquidity as well as appropriate rates of return. It is the Company's practice to hold securities until maturity rather than actively trade its portfolio. As of December 31, 1997 the Company had $21,574,000 in cash and cash equivalents compared to $19,169,000 as of December 31, 1996, and $16,428,000 as of December 31, 1995. The ratio of net loans to deposits as of December 31, 1997, was 67.3% compared to 63.9% as of December 31, 1996, and 66.0% as of December 31, 1995.

The Bank maintains a portion of its assets in loans, time deposits with other financial institutions and investments with short-term maturities. More specifically, loans, time deposits with other financial institutions and investments due within one year totaled $46,590,000 at December 31,

1997, as compared to $56,323,000 at December 31, 1996, and $52,455,000 at
December 31, 1995, which is equivalent to 44.6%, 60.6%, and 60.4% of total assets at the corresponding year ends, respectively. During 1997, the Company repurchased 6,644 shares of its common stock for a total price of $221,198. The Company plans to continue its repurchase program as an additional avenue for liquidity for its shareholders as long as it is economically appropriate to do so. The program has not affected the Company's liquidity or capital positions or its ability to operate as the Company's capital growth has exceeded its asset growth. In addition, the Company's subsidiary Bank remains more than well capitalized under current regulatory requirements.

CREDIT CONCENTRATION

A part of the subsidiary Bank's marketing strategy is to offer quality financial services to the professional and small business communities. The Company has been especially successful in targeting health care professionals.

This segment has traditionally provided high levels of deposits and low loan losses. While approximately 11.8% of the Company's loans are concentrated with health care professionals, the Bank has had only two charge-offs related to this business segment totaling $133,206 since it was founded in 1982. Health care reform has received close scrutiny over the past few years as the Clinton administration continues to attempt to restructure the method by which health care is provided to the public. To date it appears that such reform is not likely to occur in the immediate future. However, over the past few years, the doctors and health care providers in the Company's communities have been adjusting to the emerging trends in this industry. This includes higher percentages of patients on Medicare; closer scrutiny from insurance carriers; and movement to managed care and "capitation" contracts. Through this process, the Company has not experienced any noticeable deterioration in credit quality. The Company cannot predict the ultimate outcome of health care reform. However, the Company closely monitors the status of reform and considers the potential impact of any reform on its current customers and its underwriting of loans to healthcare professionals.

NON-PERFORMING ASSETS

The increase in non-performing assets from December 31, 1996, to December 31, 1997 is due primarily to an increase in loans 90 days or more past due and still accruing and non-accrual loans. Other real estate owned consists of 3 vacant land parcels in the California counties of Alameda and Contra Costa. All properties are being actively marketed. Current comparables favor a complete recovery at the time of sale. At December 31, 1997, three loans were on non-accrual status.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

The primary factor which may affect future results is the fluctuation of interest rates in the market place more commonly referred to as interest rate risk. Interest rate risk is the exposure of a bank's current and future earnings and equity capital arising from adverse movements in interest rates. It results from the possibility that changes in interest rates may have an adverse effect on a bank's earnings and its underlying economic value. Changes in interest rates affect a bank's earnings by changing its net interest income and the level of other interest-sensitive income and operating expenses. As mentioned previously, the potential decrease in a declining interest rate environment would be minimized by an increase in assets. In addition, earnings and growth of the company are and will be affected by general economic conditions, both domestic and international, and by monetary and fiscal policies of the United States Government, particularly the Federal Reserve Bank.

MARKET PRICE OF THE COMPANY'S STOCK AND DIVIDENDS

According to the Company's records, there were 314 record holders of its stock at December 31, 1997. The following table reflects the cash dividends declared as well as the high and low bid prices which were obtained from the Market Maker. These prices reflect retail mark-up and may not represent actual transactions.


                                                 DIVIDENDS
                            HIGH       LOW       DECLARED
                           -----      ----       ---------
      1997

      First Quarter        33-3/4     32-3/4     $   --
      Second Quarter       37-1/2     33-1/8        .75
      Third Quarter        47         37             --
      Fourth Quarter       56         43            .75
      Total                                      $ 1.50



      1996
      First Quarter        28-1/8     26-1/4     $   --
      Second Quarter       29-1/2     28            .75
      Third Quarter        34-1/2     29-1/2         --
      Fourth Quarter       32-3/4     32-1/2        .75
      Total                                      $ 1.50


The Company presently intends to continue the policy of paying regular semi-annual cash dividends. Future dividends will depend upon the earnings of the Company and management's assessment of the future needs for funds.

MARKET MAKERS

Justin S. Mazzon
American Blue Chip
Investment Management
700 Larkspur Landing Circle
Larkspur, CA 94939
(415) 925-4322

L. Jack Block
Senior Vice President
Van Kasper & Company
600 California Street, Ste #1700
San Francisco, CA  94108-2704
(415) 954-0689

        SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
                  FINANCIAL POSITION DECEMBER 31, 1997 AND 1996

ASSETS                                                                1997             1996
----------------------------------------------------------------------------------------------
Cash and due from banks                                          $  8,664,015     $  7,188,515
Federal funds sold                                                 12,910,000       11,980,000
----------------------------------------------------------------------------------------------
Cash and cash equivalents (Note 1)                                 21,574,015       19,168,515
Time deposits with other financial institutions                     5,644,000        9,607,000
Investment securities (fair value of $12,515,656 at
   December 31, 1997 and $8,830,810 at
   December 31, 1996 - Note 2) held to maturity                    12,496,651        8,759,850
Loans, net of allowance for loan losses of
   $1,238,012 at December 31, 1997 and
   $1,070,318 at December 31, 1996 (Notes 3 and 4)                 60,832,859       51,408,038
Other real estate owned (Note 3)                                    1,222,080        1,291,459
Premises and equipment, net (Note 5)                                  872,619          896,856
Interest receivable and other assets                                1,699,307        1,814,083
----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      104,341,531       92,945,801

LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------
Deposits:
Demand                                                           $ 31,062,481     $ 27,833,067
Interest-bearing transaction accounts                              33,012,655       28,663,828
Savings                                                             2,264,538        2,665,539
Time certificates $100,000 and over                                18,828,044       15,324,980
Other time certificates                                             5,264,024        6,022,170
----------------------------------------------------------------------------------------------
Total Deposits                                                     90,431,742       80,509,584
Interest payable and other liabilities                              1,031,120          497,074
----------------------------------------------------------------------------------------------
Total Liabilities                                                  91,462,862       81,006,658

Commitments and contingent liabilities (Note 11)
Shareholders' Equity (Notes 7, 8, 9 and 10):
Preferred Stock, no par value:
   2,000,000 shares authorized, no shares outstanding                       0                0
Common Stock, no par value:
   3,000,000 shares authorized;
   436,565 shares outstanding at December 31, 1997 and
   433,209 shares outstanding at December 31, 1996                  3,709,145        3,830,343

Retained Earnings                                                   9,169,524        8,108,800
----------------------------------------------------------------------------------------------
Total Shareholders' Equity                                         12,878,669       11,939,143
----------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                       $104,341,531     $ 92,945,801
----------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these consolidated financial statements.

                     SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
                        INCOME FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                   1997               1996              1995
-----------------------------------------------------------------------------------------------
INTEREST INCOME:
Interest and fees on loans                      $6,726,641         $5,698,998        $5,574,272
Interest on time deposits with other
   financial institutions                          449,653            563,941           493,250
Interest on U.S. government
   treasury securities                             664,781            511,121           521,808
Interest on investment securities
   exempt from federal income taxes                      0                  0            36,722
Interest on federal funds sold                     555,917            602,366           374,010
-----------------------------------------------------------------------------------------------
Total interest income                            8,396,992          7,376,426         7,000,062
-----------------------------------------------------------------------------------------------
INTEREST EXPENSE:
Interest on savings deposits                        44,628             43,182            53,248
Interest on interest-bearing
   transaction accounts                            637,360            628,004           619,574
Interest on time deposits                        1,258,064          1,266,581           863,034
-----------------------------------------------------------------------------------------------
Total interest expense                           1,940,052          1,937,767         1,535,856
Net interest income                              6,456,940          5,438,659         5,464,206
-----------------------------------------------------------------------------------------------
Provision for loan losses (Note 3)                 270,000            125,000           415,000
-----------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses                      6,186,940          5,313,659         5,049,206
-----------------------------------------------------------------------------------------------
NON-INTEREST INCOME:
Service charges on deposit accounts                304,315            311,227           368,293
Other customer fees and charges                    211,280            227,503           181,530
-----------------------------------------------------------------------------------------------
Total non-interest income                          515,595            538,730           549,823
-----------------------------------------------------------------------------------------------
NON-INTEREST EXPENSE:
Salaries and employee benefits                   2,111,100          1,878,142         1,786,070
Occupancy expense (Notes 5 and 11)                 364,099            362,169           360,020
Equipment expense (Notes 5 and 11)                 143,822             90,702            97,189
FDIC assessment                                      9,186              2,000            83,797
Legal expense                                       41,062            126,788           116,872
Insurance expense                                   59,722             73,784            80,324
Foreclosure and REO expense                        129,058             85,017           117,920
Other                                              880,476            789,587           712,510
-----------------------------------------------------------------------------------------------
Total non-interest expense                       3,738,525          3,408,189         3,354,702
Income before income taxes                       2,964,010          2,444,200         2,244,327
-----------------------------------------------------------------------------------------------
Provision for income taxes (Note 6)              1,255,856          1,032,329           928,820
-----------------------------------------------------------------------------------------------
Net Income                                      $1,708,154         $1,411,871        $1,315,507
-----------------------------------------------------------------------------------------------
EARNINGS PER SHARE (NOTE 7)
Earnings per common share                            $3.97              $3.32             $3.10
-----------------------------------------------------------------------------------------------
Earnings per common share - assuming dilution        $3.72              $3.11             $2.87
-----------------------------------------------------------------------------------------------


    The accompanying notes are an integral part of these consolidated financial statements.

             SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES
           IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
                                    NUMBER OF
                                      SHARES           COMMON          RETAINED
                                    OUTSTANDING         STOCK          EARNINGS        TOTAL
----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Balance at December 31, 1994        427,485         $3,837,684      $6,656,072      $10,493,756
----------------------------------------------------------------------------------------------
Issuance of Cash Dividends,
   $1.50 per share (Note 10)              0                  0        (636,576)        (636,576)
Repurchase of Common Stock           (3,226)           (70,426)              0          (70,426)
Net Income                                0                  0       1,315,507        1,315,507
-----------------------------------------------------------------------------------------------
Balance at December 31, 1995        424,259          3,767,258       7,335,003       11,102,261
----------------------------------------------------------------------------------------------
Issuance of Cash Dividends,
   $1.50 per share (Note 10)              0                  0        (638,074)        (638,074)
Stock Options Exercised (Note 9)     10,780            118,373               0          118,373
Repurchase of Common Stock           (1,830)           (55,288)              0          (55,288)
Net Income                                0                  0       1,411,871        1,411,871
-----------------------------------------------------------------------------------------------
Balance at December 31, 1996        433,209          3,830,343       8,108,800       11,939,143
-----------------------------------------------------------------------------------------------
Issuance of Cash Dividends,
   $1.50 per share (Note 10)              0                  0        (647,430)        (647,430)
Stock Options Exercised (Note 9)     10,000            100,000               0          100,000
Repurchase of Common Stock           (6,644)          (221,198)              0         (221,198)
Net Income                                0                  0       1,708,154        1,708,154
-----------------------------------------------------------------------------------------------
Balance at December 31, 1997        436,565         $3,709,145      $9,169,524      $12,878,669
-----------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these consolidated financial statements.

                       SUMMIT BANCSHARES, INC. AND STATEMENTS OF CASH FLOWS
                       FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                              1997               1996              1995
------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received                          $  261,554        $   249,103       $   85,249
Rental Income                                  52,200             52,200           52,200
Other Income                                    9,667              8,652           12,561
Cash paid to supplier                         (20,480)           (20,784)         (27,192)
Property taxes paid                                 0                  0                0
Property tax refund                                 0                  0            4,060
Income taxes paid                            (108,000)          (134,276)         (23,774)
Income tax refund                                   0                  0                0
------------------------------------------------------------------------------------------
Net cash provided by operating activities     187,941            154,895          103,104
------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in short term investments            100,000          1,000,000          295,000
Net (increase) decrease in loans            1,680,514           (730,461)      (1,491,482)
Dividends received from subsidiary            825,000            400,000        1,700,000
------------------------------------------------------------------------------------------
Net cash provided by (used in) investing
  activities                                2,605,514            669,539          503,518
------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Stock options exercised                       100,000            118,373                0
(Increase) decrease in other assets           (15,529)           (43,554)          65,000
Purchase of common stock                     (221,198)           (55,288)         (70,426)
Dividends paid                               (647,430)          (638,074)        (636,576)
------------------------------------------------------------------------------------------
Net cash provided by (used in) financing
  activities                                 (784,157)          (618,543)        (642,002)
------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                               2,009,298            205,891          (35,380)
Cash at the beginning of the year             227,230             21,339           56,719
------------------------------------------------------------------------------------------
Cash at the end of the year                $2,236,828        $   227,230       $   21,339
------------------------------------------------------------------------------------------

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net Income                                 $1,708,154        $ 1,411,871        1,315,507
Adjustments to reconcile net income to
  net cash provided by operating activities:
Depreciation and amortization                  17,808             17,806           17,808
Non-cash earnings from subsidiary          (1,543,759)        (1,257,026)      (1,259,957)
Decrease in accounts receivable                     0              2,434           14,500
Increase (decrease) in accounts payable        (3,318)             4,255                0
Increase (decrease) in income tax payable       9,056            (24,447)          15,246
-------------------------------------------------------------------------------------------
Total adjustments                          (1,520,213)        (1,256,976)      (1,212,403)
-------------------------------------------------------------------------------------------
Net cash provided by operating activities  $  187,941        $   154,895      $   103,104
--------------------------------------------------------------------------------------------


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------------------------------------

The accounting and reporting policies of Summit Bancshares, Inc. (the Company), and its wholly owned subsidiary, Summit Bank (the Bank), a California state-chartered bank, conform with generally accepted accounting principles and general practice within the banking industry. The following are descriptions of the more significant of these policies.

NATURE OF OPERATIONS

The Bank has conducted the business of a commercial bank since July 1, 1982. The Bank operates three branches and provides commercial credit and other banking services to small and mid-sized businesses and professionals, including professional firms of physicians, attorneys, accountants, real estate developers, retailers, and service firms, wholesalers, and distributors.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and the Bank. Significant intercompany transactions have been eliminated in consolidation. Certain prior years' amounts have been reclassified to conform with present year presentation.

INVESTMENT SECURITIES

All investment securities are classified as held to maturity and are carried at cost, adjusted for amortization of premium and accretion of discount using a method that approximates the effective interest method. Gains and losses on sale or redemption of securities are determined using the specific identification method.

PREMISES AND EQUIPMENT

Premises and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis over the estimated useful life of the property, generally seven years for furniture and three to fifteen years for equipment. Leasehold improvements are amortized over the life of the related lease or the estimated life of the improvements, whichever is shorter.

LOANS

Loans are stated at the principal amount outstanding. Interest income is accrued daily using the simple interest method. Loans are placed on nonaccrual status when management believes that there is serious doubt as to the collection of principal or interest, or when they become contractually past-due ninety days or more with respect to principal or interest, except for loans that are well secured and in the process of collection. When loans are placed on nonaccrual status, any accrued but uncollected interest is reversed from current income, and additional income is recorded only as payments are received and where future collection of principal is probable. Loan origination and commitment fees, offset by certain direct loan origination costs, are deferred and amortized as yield adjustments over the contractual lives of the related loans.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is based upon estimates of potential loan losses and is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to expense and reduced by net charge-offs. The Bank considers its past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current economic conditions, and other factors in periodic valuations of the adequacy of the allowance balance. The allowance for loan losses is based on estimates, and ultimate losses may vary from current estimates.

OTHER REAL ESTATE OWNED

Other real estate owned is comprised of properties acquired through foreclosure. These properties are carried at the lower of the recorded loan balance or their estimated fair market value based on appraisal. When the recorded loan balance exceeds the fair value of the property, the difference is charged to the allowance for loan losses at the time of acquisition. Subsequent declines in value from the recorded amount, if any, and gains or losses upon disposition are included in noninterest expense or income as appropriate. Operating expenses related to other real estate owned are charged to noninterest expense in the period incurred.

INCOME TAXES

Income taxes reported in the statements of income are computed at current tax rates, including deferred taxes resulting from timing differences between the recognition of items for tax and financial reporting purposes.

The Company records deferred taxes based on the liability method. The net deferred tax liability or asset is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Under this method, the computation of the net deferred tax liability or asset gives current recognition to changes in tax laws and rates.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds sold are purchased and sold for one-day periods.

2. INVESTMENT SECURITIES
------------------------------------------------------------------------------

The amortized cost and estimated fair values of investments in debt securities held-to-maturity as of December 31, 1997, are as follows:

                                              Gross          Gross         Estimated
                             Amortized      Unrealized     Unrealized        Fair
                               Cost           Gains          Losses          Value
                            -----------     ----------     ----------     -----------
U.S. Treasury securities    $ 5,496,831       $10,599              $0     $ 5,507,430
U.S. Agencies                 6,999,820         8,406               0       7,008,226
                            -----------       -------         -------     -----------
Total Securities            $12,496,651       $19,005              $0     $12,515,656
                            -----------       -------         -------     -----------
                            -----------       -------         -------     -----------

The amortized cost and estimated fair values of investments in debt securities held-to-maturity as of December 31, 1996, are as follows:

                                              Gross          Gross         Estimated
                              Amortized     Unrealized     Unrealized         Fair
                                Cost          Gains          Losses          Value
                             ----------     ----------     ---------      ----------
U.S. Treasury securities     $7,759,850       $70,960             $0      $7,830,810
U.S. Agencies                 1,000,000             0              0       1,000,000
                             ----------     ----------     ---------      ----------
Total Securities             $8,759,850       $70,960             $0      $8,830,810


The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 Estimated
                               Amortized            Fair
                                 Cost              Value
                              -----------      ------------
Due in one year or less       $ 7,798,908       $ 7,817,913
Due in one year through
  five years                    4,697,743         4,697,743
                              -----------      ------------
Total                         $12,496,651       $12,515,656
                              -----------      ------------
                              -----------      ------------

There were no sales of investments in debt securities during 1997 or 1996. At December 31, 1997, securities carried at $999,956 were pledged to secure public deposits, as required by law.

3. LOANS AND ALLOWANCE FOR LOAN LOSSES
------------------------------------------------------------------------------

A summary of loans as of December 31, 1997, and 1996 (net of unearned loan fees of $235,660 and $273,755, respectively), is as follows:

                                            -----------        -----------
                                               1997               1996
                                            -----------        -----------
     Commercial loans                       $44,043,942        $35,788,655
     Real estate loans                        4,850,194          3,062,950
     Real estate construction loans           7,470,606          7,507,790
     Installment loans                        5,706,129          6,118,961
                                            -----------        -----------
                                             62,070,871         52,478,356
     Less: Allowance for loan losses         (1,238,012)        (1,070,318)
                                            -----------        -----------
                                            $60,832,859        $51,408,038
                                            -----------        -----------
                                            -----------        -----------

The changes in the allowance for loan losses for the years ended December 31, 1997, 1996, and 1995, are as follows:

                                    1997           1996           1995
                                 ----------     ----------     ----------
Balance, beginning of period     $1,070,318     $1,024,922     $  931,878
Provision for loan losses           270,000        125,000        415,000
Recoveries                            3,000          3,500         11,752
Loans charged-off                  (105,306)       (83,104)      (333,708)
                                 ----------     ----------     ----------
Balance, end of period           $1,238,012     $1,070,318     $1,024,922
                                 ----------     ----------     ----------
                                 ----------     ----------     ----------

The following table provides information with respect to the subsidiary Bank's past due loans and components for non-performing assets at the dates indicated.

                                                           NON-PERFORMING ASSETS
                                                        ------------------------------
                                                               (000's Omitted)
                                                                 December 31,
                                                         1997        1996        1995
                                                        ------      ------      ------
Loans 90 days or more past due and still accruing:
  Commercial                                            $  408      $    0      $  367
Non-accrual loans:
  Commercial                                               151           0          39
  Real Estate                                                0           0           0
  Consumer                                                  25           0           0
                                                        ------      ------      ------
    Total                                               $  176      $    0      $   39
Other Real Estate Owned                                  1,222       1,291       1,303
                                                        ------      ------      ------
TOTAL NON-PERFORMING ASSETS                             $1,806      $1,291      $1,709
                                                        ------      ------      ------
                                                        ------      ------      ------

The subsidiary Bank's policy is to recognize interest income on an accrual basis unless the full collectibility of principal and interest is uncertain. As mentioned previously, loans that are delinquent ninety days as to principal or interest are placed on a nonaccrual basis, unless they are well secured and in the process of collection, and any interest earned but uncollected is reversed from income. Collectibility is determined by considering the borrower's financial condition, cash flow, quality of management, the existence of collateral or guarantees, and the state of the local economy.

Impairment of loans having recorded investments of $176,000 at December 31, 1997, and $0 at December 31, 1996, has been recognized in conformity with FASB Statement No. 114, as amended by FSAB Statement No. 118. The average recorded investment in impaired loans during 1997 and 1996 was $88,000 and $0, respectively. The total allowance related to these loans was $15,000 and $0 at December 31, 1997, and 1996, respectively. Interest income recognized on impaired loans was $13,133 and $0 for the years ended December 31, 1997, and 1996, respectively.

The Bank grants commercial, construction, and installment loans to customers mainly in the California counties of Alameda and Contra Costa. Although the Bank has a diversified loan portfolio, a substantial portion of its commercial loan portfolio is concentrated in loans to customers in or related to the medical profession. The greater portion of these loans are secured by real estate located within the two counties. The amount in other real estate owned is comprised of three vacant land parcels.

4. RELATED PARTY TRANSACTIONS
------------------------------------------------------------------------------

The Bank has, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, and principal shareholders and their associates. In management's opinion and as required by federal law, loans to related parties are granted on the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with others, and do not involve more than normal risk of collectibility or present other unfavorable features. As of December 31, 1997, and 1996, loans outstanding to directors, officers, and principal shareholders and their known associates were $161,349 and $372,087, respectively. In 1997, advances on such loans were $184,979, and collections were $395,717. In 1996 advances on such loans were $656,898 and collections were $406,978.

5. PREMISES AND EQUIPMENT
------------------------------------------------------------------------------

Premises and equipment consisted of the following:

                                                     ACCUMULATED
                                   ----------------------------------------------
                                                     Depreciation/      Net Book
                                       Cost          Amortization         Value
                                   -------------     -------------     ----------
December 31, 1997:
  Land and building                 $  497,912        $  120,200        $377,712
  Leasehold improvements             1,128,862           899,484         229,378
  Furniture and equipment              656,992           391,463         265,529
                                   -------------     -------------     ----------
    Total                           $2,283,766        $1,411,147         872,619
                                   -------------     -------------     ----------
                                   -------------     -------------     ----------
December 31, 1996:
  Land and building                 $  497,912        $  102,393        $395,519
  Leasehold improvements             1,119,851           809,681         310,170
  Furniture and equipment              492,609           301,442         191,167
                                   -------------     -------------     ----------
    Total                           $2,110,372        $1,213,516        $896,856
                                   -------------     -------------     ----------
                                   -------------     -------------     ----------

Depreciation and amortization included in occupancy and equipment expenses were $194,887, $141,061, and $142,154 for the years ended December 31, 1997,
1996, and 1995, respectively.

6. INCOME TAXES
------------------------------------------------------------------------------

The provision (benefit) for income taxes consists of the following:


                          1997               1996             1995
                       ----------         ----------        --------
Current:
  Federal              $1,038,000         $  783,000        $714,000
  State                   345,000            287,000         223,000
                       ----------         ----------        --------
Total current           1,383,000          1,070,000         937,000
Deferred:
  Federal                (124,000)           (36,000)        (37,000)
  State                    (3,000)            (2,000)         29,000
                       ----------         ----------        --------
Total deferred           (127,000)           (38,000)         (8,000)

Total taxes            $1,256,000         $1,032,000        $929,000


The components of the net deferred tax asset of the Company as of December 31, 1997, and 1996, were as follows:


                                       1997            1996
                                     --------        --------
Deferred Tax Assets:
  Allowance for loan losses          $419,000        $335,000
  State taxes                          81,000          78,000
  Depreciation                         68,000          65,000
  Other                                59,000          24,000
Deferred Tax Liabilities:
  Accretion                            (2,000)         (4,000)
                                     --------        --------
Total                                $625,000        $498,000

The provisions for income taxes applicable to operating income differ from the amount computed by applying the statutory federal tax rate to operating income before taxes. The reasons for these differences are as follows:

                                        1997                       1996                    1995
                               ----------------------     ---------------------     -------------------
                                 Amount       Percent       Amount      Percent     Amount      Percent
                               -----------    -------     ----------    -------     --------    -------
Federal income tax expense,
  based on the statutory
  federal income tax rate       $1,008,000     34.00%     $  831,000     34.00%     $763,000    34.00%
Municipal income                         0       .00%              0       .00%      (13,000)    (.60%)
State franchise taxes, net
  of federal income tax
  benefit                          212,000      7.20%        188,000      7.70%      166,000      7.40%
Other, net                          36,000      1.20%         13,000       .50%       13,000       .60%
                               -----------     ------     ----------    -------     --------     ------
                                $1,256,000     42.40%     $1,032,000     42.20%     $929,000     41.40%


7. SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE
------------------------------------------------------------------------------

Earnings per share (EPS) for the years ended December 31, 1997, 1996, and 1995, are shown in accordance with SFAS No. 128, Earnings per Share, which was effective for fiscal years ended after December 15, 1997, and requires restatement of prior periods EPS. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing diluted income available to shareholders by the weighted average number of common shares and common equivalent shares outstanding which include dilutive stock options. The computation of common stock equivalent shares is based on the weighted average market rice of the Company's common stock throughout the period. The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the years ended December 31, 1997, 1996, and 1995.





                                                                      FOR THE YEAR ENDED
                               -------------------------------------------------------------------------------------------------
                                      December 31, 1997                December 31, 1996                December 31, 1995
                               -------------------------------   -------------------------------  ------------------------------
                                                         Per                               Per                               Per
                                 Income      Shares     Share      Income      Shares     Share      Income      Shares     Share
                              (Numerator) (Denominator) Amount  (Numerator) (Denominator) Amount  (Numerator) (Denominator) Amount
                              --------------------------------  --------------------------------  --------------------------------

Net Income                     $1,708,154                       $1,411,871                        $1,315,507

Basic EPS Income
  Available to
  Common Stockholder           $1,708,154    430,231    $3.97   $1,411,871    424,920    $3.32    $1,315,507    424,868    $3.10

EFFECT OF DILUTIVE SECURITIES
-----------------------------
  Stock Options                               29,084                           29,069                           32,731

Diluted EPS
Income Available to Common
  Stockholders + Assumed
  Conversion                   $1,708,154    459,315    $3.72   $1,411,871    453,989    $3.11    $1,315,507    457,599    $2.87


8. REGULATORY CAPITAL
------------------------------------------------------------------------------

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1997, the most recent notification from Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt correction action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The consolidated and Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                           TO BE WELL- CAPITALIZED
                                                                                                                UNDER PROMPT
                                                                               FOR CAPITAL                       CORRECTIVE
                                              ACTUAL                        ADEQUACY PURPOSES                ACTION PROVISIONS
----------------------------------------------------------------------------------------------------------------------------------
                                      AMOUNT          RATIO               AMOUNT         RATIO               AMOUNT          RATIO
------------------------------------------------------------------------------------------------------------------------ ---------

As of December 31, 1997
Total Capital
  (to Risk Weighted Assets)
  Consolidated                   $13,713,000          19.97% GREATER  $5,494,000 GREATER  8.00% GREATER  $6,868,000 GREATER  10.00%
                                                             THAN OR             THAN OR        THAN OR             THAN OR
                                                             EQUAL               EQUAL          EQUAL               EQUAL
                                                             TO                  TO             TO                  TO
  Bank                            10,029,000          14.92% GREATER   5,377,000 GREATER  8.00% GREATER   6,721,000 GREATER  10.00%
                                                             THAN OR             THAN OR        THAN OR             THAN OR
                                                             EQUAL               EQUAL          EQUAL               EQUAL
                                                             TO                  TO             TO                  TO
Tier 1 Capital
  (to Risk Weighted Assets)
  Consolidated                    12,879,000          18.75% GREATER   2,747,000 GREATER  4.00% GREATER   4,121,000 GREATER   6.00%
                                                             THAN OR             THAN OR        THAN OR             THAN OR
                                                             EQUAL               EQUAL          EQUAL               EQUAL
                                                             TO                  TO             TO                  TO
  Bank                             9,213,000          13.71% GREATER   2,689,000 GREATER  4.00% GREATER   4,033,000 GREATER   6.00%
                                                             THAN OR             THAN OR        THAN OR             THAN OR
                                                             EQUAL               EQUAL          EQUAL               EQUAL
                                                             TO                  TO             TO                  TO
Tier 1 Capital
  (to Average Assets)
  Consolidated                    12,879,000          12.43% GREATER   4,144,000 GREATER  4.00% GREATER   5,180,000 GREATER   5.00%
                                                             THAN OR             THAN OR        THAN OR             THAN OR
                                                             EQUAL               EQUAL          EQUAL               EQUAL
                                                             TO                  TO             TO                  TO
  Bank                             9,213,000           9.12% GREATER   4,040,000 GREATER  4.00% GREATER   5,050,000 GREATER   5.00%
                                                             THAN OR             THAN OR        THAN OR             THAN OR
                                                             EQUAL               EQUAL          EQUAL               EQUAL
                                                             TO                  TO             TO                  TO

As of December 31, 1996
Total Capital
  (to Risk Weighted Assets)
  Consolidated                   $12,679,000          20.47% GREATER  $4,955,000 GREATER  8.00% GREATER  $6,194,000 GREATER  10.00%
                                                             THAN OR             THAN OR        THAN OR             THAN OR
                                                             EQUAL               EQUAL          EQUAL               EQUAL
                                                             TO                  TO             TO                  TO
  Bank                             9,197,000          15.61% GREATER   4,714,000 GREATER  8.00% GREATER   5,893,000 GREATER  10.00%
                                                             THAN OR             THAN OR        THAN OR             THAN OR
                                                             EQUAL               EQUAL          EQUAL               EQUAL
                                                             TO                  TO             TO                  TO
Tier 1 Capital
  (to Risk Weighted Assets)
  Consolidated                    11,939,000          19.28% GREATER   2,478,000 GREATER  4.00% GREATER   3,716,000 GREATER   6.00%
                                                             THAN OR             THAN OR        THAN OR             THAN OR
                                                             EQUAL               EQUAL          EQUAL               EQUAL
                                                             TO                  TO             TO                  TO
  Bank                             8,494,000          14.41% GREATER   2,357,000 GREATER  4.00% GREATER   3,536,000 GREATER   6.00%
                                                             THAN OR             THAN OR        THAN OR             THAN OR
                                                             EQUAL               EQUAL          EQUAL               EQUAL
                                                             TO                  TO             TO                  TO
Tier 1 Capital
  (to Average Assets)
  Consolidated                    11,939,000          13.14% GREATER   3,634,000 GREATER  4.00% GREATER   4,542,000 GREATER   5.00%
                                                             THAN OR             THAN OR        THAN OR             THAN OR
                                                             EQUAL               EQUAL          EQUAL               EQUAL
                                                             TO                  TO             TO                  TO
  Bank                             8,494,000           9.63% GREATER   3,528,000 GREATER  4.00% GREATER   4,410,000 GREATER   5.00%
                                                             THAN OR             THAN OR        THAN OR             THAN OR
                                                             EQUAL               EQUAL          EQUAL               EQUAL
                                                             TO                  TO             TO                  TO


9. STOCK OPTION PLAN
------------------------------------------------------------------------------

The Company adopted an incentive stock option plan in 1982 and reserved 40,000 shares of the Company's common stock for issuance under this plan. In 1986, the directors and shareholders approved increasing the number of shares in this plan to 90,000. The additional shares were registered in accordance with federal and state securities laws in 1987. In 1987, the Company issued a 10% stock dividend which increased the number of shares in this plan to 99,000. Options may be granted at a price not less than the fair market value of the stock at the date of grant, become exercisable in cumulative 10% annual installments commencing one year after the date of grant, and expire ten years from the date of grant.

In 1992, the shareholders approved the 1992 Employee and Consultant Stock Option Plan (the "1992 Plan") which was designed to replace the 1982 Incentive Stock Option Plan that expired on February 28, 1992, after which no new unallocated stock options may be granted. The 1992 Plan was designed to carry forward the remaining 82,995 options issued but not exercised under the 1982 Incentive Plan at the then current market price. No new additional shares of the Company have been reserved for issuance under the 1992 Plan.

In addition to the above plan, shareholders approved, in 1989, the 1989 Non-Qualified Stock Option Plan for Directors, including Advisory Board members, and reserved 35,000 shares of the Company's common stock for issuance under this plan. The plan was established to give appropriate recognition to this group of individuals for their continuing responsibility for the Company's growth and profitability.

Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock Based Compensation," is effective for transactions entered into for fiscal years beginning after December 15, 1995, and applies to awards made in fiscal years beginning after December 15, 1994. This statement defines a fair-value method of accounting for stock-based compensation. As permitted by SFAS No. 123, the Company accounts for stock options under APB Opinion No. 25, under which no compensation cost has been recognized. The Company has made no awards under its stock option plans subsequent to January 1, 1995. As such, pro forma net income and earnings per share data as if compensation cost for these plans had been determined consistent with SFAS No. 123 would not differ from the reported amounts in the Company's income statement.

The following table summarizes the stock option activity under the 1982 Incentive Stock Option Plan for the years ended December 31, 1997, 1996, and 1995.


                                  NUMBER OF SHARES        WEIGHTED AVERAGE
                                    OUTSTANDING            EXERCISE PRICE
                                  ----------------         --------------
Balance, December 31, 1994                  57,095                 $11.09
  Granted                                        0                   0.00
  Exercised                                      0                   0.00
  Expired                                        0                   0.00
  Forfeited                                   (500)                 13.00
                                   ---------------         --------------
Balance, December 31, 1995                  56,595                 $11.07
  Granted                                        0                   0.00
  Exercised                                (10,680)                 10.92
  Expired                                        0                   0.00
  Forfeited                                 (1,170)                 13.00
                                   ---------------         --------------
Balance, December 31, 1996                  44,745                 $11.06
  Granted                                        0                   0.00
  Exercised                                (10,000)                 10.00
  Expired                                        0                   0.00
  Forfeited                                      0                   0.00
                                   ---------------         --------------
Balance, December 31, 1997                  34,745                 $11.17


As of December 31, 1997, 1996, and 1995, 24,941, 29,429, and 33,623 of the
options, respectively, were exercisable. The options outstanding at December 31, 1997, have exercise prices between $10.00 and $13.50, with a weighted average exercise price of $11.36 and a weighted average remaining contractual life of 4.1 years.

The following table summarizes the stock option activity under the 1992 Employee and Consultant Stock Option Plan during the years ended December 31, 1997, 1996, and 1995.


                                  NUMBER OF SHARES         WEIGHTED AVERAGE
                                    OUTSTANDING             EXERCISE PRICE
                                  ----------------         -----------------
Balance, December 31, 1994                   9,100                    $17.75
  Granted                                        0                      0.00
  Exercised                                      0                      0.00
  Expired                                        0                      0.00
  Forfeited                                   (500)                    17.75
                                  ----------------         -----------------
Balance, December 31, 1995                   8,600                    $17.75
  Granted                                        0                      0.00
  Exercised                                   (100)                    17.75
  Expired                                        0                      0.00
  Forfeited                                   (400)                    17.75
                                  ----------------         -----------------
Balance, December 31, 1996                   8,100                    $17.75
  Granted                                        0                      0.00
  Exercised                                      0                      0.00
  Expired                                        0                      0.00
  Forfeited                                      0                      0.00
                                  ----------------         -----------------
Balance, December 31, 1997                   8,100                    $17.75


As of December 31, 1997, 1996, and 1995, 2,430, 1,620 and 860 of the options, respectively, were exercisable. All of the options outstanding as of December 31, 1997, have an exercise price of $17.75 and a weighted average remaining contractual life of 6.6 years.

There have been no grants, exercises, expirations, or forfeitures during the years ending December 31, 1997, 1996, and 1995 under the 1989 Non-Qualified Stock Option Plan. As of December 31, 1997, 1996, and 1995, no options were outstanding under this Plan.

10. RESTRICTIONS
------------------------------------------------------------------------------

The Bank is regulated by the Federal Deposit Insurance Corporation, whose regulations do not specifically limit payment of dividends, and the California State Banking Department. California banking laws limit dividends to the lesser of retained earnings or net income less dividends paid for the last three years. Under these restrictions, at December 31, 1997, the Bank could pay dividends to the Company of up to approximately $1,135,742 without prior regulatory approval.

11. COMMITMENTS AND CONTINGENT LIABILITIES
------------------------------------------------------------------------------

The Company is obligated for rental payments under certain operating lease and contract agreements. Total rental expense for all leases included in occupancy and equipment expenses was $206,766, $208,665, and $208,215 for the years ended December 31, 1997, 1996, and 1995.

At December 31, 1997, the approximate future minimum payments for noncancelable leases with initial or remaining terms in excess of one year were as follows:


      1998                                              $180,795
      1999                                               122,458
      2000                                               122,458
      2001                                                67,605
      2002                                                38,045

The Company is subject to various pending and threatened legal actions which arose out of the normal course of business. In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on the Company's financial position.

The Bank is required by federal regulations to maintain certain minimum average balances with the Federal Reserve. Required deposits held with the Federal Reserve at December 31, 1997, were $890,000.

12. PENSION PLAN
------------------------------------------------------------------------------

The Company provides pension benefits for all its eligible employees through a 401(k) Profit Sharing Program which was adopted in 1984. Under the terms of the plan, eligible employees are allowed to contribute, under the 401(k) portion of the plan, up to 15% of their salaries. The Company in turn will match the employee's contribution up to a maximum of 3% of the employee's total annual compensation. Under this part of the plan, $24,773 was contributed in 1997, $7,018 in 1996, and $4,425 in 1995.

In addition, the Company may contribute up to 15% of eligible employees' annual compensation to the profit sharing portion of this plan. Such contributions were $101,472 in 1997, $78,398 in 1996, and $92,156 in 1995.
Employees' interest in the contributions made by the Company on their behalf become 100% vested in accordance with the seven year program. Any forfeited amounts are redistributed among the remaining participants in the plan.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
------------------------------------------------------------------------------

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amount of those instruments reflects the extent of involvement the company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. At December 31, 1997, financial instruments whose contract amounts represent credit risk:


                                                   CONTRACT AMOUNT
                                        --------------------------------------
Commitments to extend credit in the
  future                                               $ 19,076,880
Standby letters of credit                                 1,067,554


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Most all guarantees expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Approximately 11.8% of the Company's loans are concentrated with health care professionals.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS
------------------------------------------------------------------------------

Statement of Financial Authority Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Statements," requires the Bank to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practical to estimate fair value. Following is a summary of the estimated fair value for each class of financial instrument as of December 31, 1997, and the methods and assumptions used to evaluate them:


                                               CARRYING           FAIR
                                                VALUE             VALUE
                                             -----------       -----------
Cash and due from banks                      $ 8,664,015       $ 8,664,015
Federal funds sold                            12,910,000        12,910,000
Investment securities                         12,496,651        12,525,319
Due from bank-time                             5,644,000         5,650,943
Loans                                         60,832,859        60,846,445
Deposits
   Demand                                     31,062,481        27,924,250
   Interest bearing transaction accounts      33,012,655        30,690,984
   Savings                                     2,264,538         1,920,483
   Time certificates                          24,092,068        24,091,257


Cash and due from banks have a relatively short period of time between their origination and their expected realization and are valued at their carrying amounts. The fair value of investment securities and due from banks-time were estimated using quoted market prices or dealer quotes. The allowance for loan losses and overdrafts are valued at the carrying amount. All other loans are valued by loan type. Loans are spread monthly by maturity and repricing date. To determine the fair value the interest rate used to discount the cash flows is the current market rate for a like class of loans. Loan fees were not taken into consideration. The fair value of noninterest-bearing, interest-bearing transaction accounts and savings deposits is the amount payable on demand as of December 31, 1997. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

The Bank has off-balance-sheet commitments comprising letters of credit and loan commitments with a contract amount of $1,067,554 and $19,076,880, respectively. The fair value of these off-balance-sheet commitments is not material.

15. SUMMIT BANCSHARES, INC. (PARENT COMPANY ONLY)
------------------------------------------------------------------------------

The following are the statements of financial position as of December 31, 1997, and 1996, and the related statements of income and cash flows for the years ended December 31, 1997, 1996, and 1995, for Summit Bancshares, Inc. (parent company only):


STATEMENTS OF FINANCIAL POSITION               1997                    1996
------------------------------------------------------------------------------
ASSETS:

Cash                                       $ 2,236,528             $   227,230
Short term investments                               0                 100,000
Loan participation with                        894,894               2,575,408
  subsidiary
Land and building                              377,712                 395,519
Investment in subsidiary                     9,213,319               8,494,384
Other assets                                   184,777                 169,425
------------------------------------------------------------------------------
Total Assets                               $12,907,230             $11,961,966
------------------------------------------------------------------------------

LIABILITIES:
------------------------------------------------------------------------------
Accounts payable                                 5,287             $     8,605
Income taxes payable                            23,274                  14,218
------------------------------------------------------------------------------
Total Liabilities                               28,561                  22,823
------------------------------------------------------------------------------
Shareholders' Equity:
Common Stock                                 3,709,145               3,830,343
Retained Earnings                            9,169,524               8,108,800
------------------------------------------------------------------------------
Total Shareholders' Equity                  12,878,669              11,939,143
------------------------------------------------------------------------------

Total Liabilities and                       12,907,230             $11,961,966
  Shareholders' Equity



STATEMENTS OF INCOME (YEAR ENDED DECEMBER 31)       1997            1996              1995
------------------------------------------------------------------------------------------
INCOME:

Dividends from subsidiary                       $  825,000      $  400,000      $1,700,000
Interest on short-term                             261,554         249,103          97,810
  investments and loan
Rental and other income                             61,867          58,242          41,760
------------------------------------------------------------------------------------------
Total income                                     1,148,421         707,345       1,839,570
------------------------------------------------------------------------------------------

EXPENSE:

Miscellaneous expense                               41,970          42,671          45,000
------------------------------------------------------------------------------------------
Total expense                                       41,970          42,671          45,000
------------------------------------------------------------------------------------------
Income before income tax and
equity in
  earnings of subsidiary                        1,106,451         664,674       1,794,570
Provision for income taxes                         117,056         109,829          39,020
Income before equity in
  earnings of subsidiary                          989,395         554,845       1,755,550
Equity in undistributed income of                  718,759         857,026        (440,043)
  subsidiary
------------------------------------------------------------------------------------------
Net Income                                      $1,708,154      $1,411,871      $1,315,507
------------------------------------------------------------------------------------------


SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                               1997              1996             1995
---------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Interest received                             $ 7,640,907    $ 6,964,938    $ 6,502,009
Fees received                                   1,071,607      1,015,572      1,058,317
Interest paid                                  (1,901,068)    (1,970,531)    (1,375,953)
Cash paid to suppliers and employees           (3,383,985)    (3,315,929)    (3,245,453)
Income taxes paid                              (1,365,000)    (1,351,000)    (1,111,654)
----------------------------------------------------------------------------------------
Net cash provided by operating activities       2,062,461      1,343,050      1,827,268
----------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

(Increase) decrease in time deposits with
  other financial institutions                  3,963,000      1,395,000      3,963,000
Maturity of investment securities               5,759,332      8,537,242      7,607,380
Purchase of investment securities              (9,496,133)   (11,270,730)    (3,300,845)
Net (increase) in loans to customers           (9,179,696)    (2,311,654)    (3,068,584)
Recoveries on loans previously charged-off          3,000          3,500         11,752
(Increase) in premises and equipment             (173,394)      (166,364)      (112,869)
----------------------------------------------------------------------------------------
Net cash (used in) investing activities        (9,123,891)    (3,813,006)    (2,826,166)
----------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Increase in demand, interest bearing
  transaction, and savings deposits             7,177,240      2,830,177      1,939,493
Net increase in time deposits                   2,744,918      2,428,493      5,449,345
Decrease in other assets                          313,400        526,987      1,498,525
Exercise of stock options                         100,000        118,373              0
Repurchase of common stock                       (221,198)       (55,288)       (70,426)
Dividends paid                                   (647,430)      (638,074)      (636,576)
----------------------------------------------------------------------------------------
Net cash provided by financing activities       9,466,930      5,210,668      8,180,361
Net increase in cash and cash equivalents       2,405,500      2,740,712      7,151,461
----------------------------------------------------------------------------------------
Cash and cash equivalents at the
  beginning of the year                        19,168,515     16,427,803      9,246,342
----------------------------------------------------------------------------------------
Cash and cash equivalents at the end of year  $21,574,015    $19,168,515    $16,427,803
----------------------------------------------------------------------------------------

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

Net income                                     $1,708,154     $1,411,871     $1,315,507
Adjustments to reconcile net income to
  net cash provided by operating activities:
Depreciation and amortization                     194,887        141,061        142,154
Provision for loan losses                         270,000        125,000        415,000
(Increase) decrease in interest receivable       (161,978)        45,134        (14,808)
Increase (decrease) in unearned loan fees         (38,095)        20,220         25,249
Increase (decrease) in accrued interest payable    38,983        (32,764)       159,903
(Increase) decrease in prepaid expenses            32,733        (20,114)       (33,272)
Increase (decrease) in accounts payable           126,921        (26,687)           367
Increase (decrease) in income taxes payable      (109,144)      (318,671)      (182,834)
----------------------------------------------------------------------------------------
Total adjustments                                 354,307        (68,821)       511,759
----------------------------------------------------------------------------------------
Net cash provided by operating activities      $2,062,461     $1,343,050     $1,827,266
----------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF SUMMIT BANCSHARES, INC.:

We have audited the consolidated statement of financial condition of Summit Bancshares, Inc. (the Company) as of December 31, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 1996, for the years ended December 31, 1995, and 1994, were audited by other auditors, whose report, dated January 10, 1997, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summit Bancshares, Inc., and subsidiary at December 31, 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.




San Francisco, California
January 20, 1998