Form 10-K405, Exhibit 13
period 1998-12-31
SUMMIT BANCSHARES INC/CA
filed 1999-03-31
CIK 353203

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

The Company's wholly owned subsidiary, Summit Bank (the "Bank"), has conducted the business of a commercial bank since 1982. It provides commercial credit and various checking and savings account products for small and mid-sized businesses and for professionals as well as individual consumers.


SUMMARY OF EARNINGS

The Company's net income for 1998 was $1,767,392 compared to $1,708,000 in 1997, and $1,412,000 in 1996. The increase in 1998 net income over 1997 is attributed to an increase in investment income. The increase in 1997 net income from 1996 is attributed to an increase in higher yielding assets brought about by an increase in loans and improved interest margins. The net income of $1,767,000 for 1998 represents $3.81 per share earnings, compared to $3.72 per share in 1997 and $3.11 per share in 1996.

NET INTEREST INCOME

The primary source of income for the Company is Net Interest Income or "Gross Margin" which is the difference between interest earned on loans and investments and interest paid on deposits and other liabilities. In general, net interest income is affected by a change in interest rates. As interest rates rise or fall, so will the Company's net interest income, excluding changes in total assets. The primary reasons for this is that the Company's investment portfolio earns income on a fixed interest rate basis while a majority of the lending portfolio earns income on a floating interest rate basis. In addition, all investments are held to maturity and 45% of the investment portfolio matures in one year. Regarding loans, approximately 61% of the loans outstanding mature within one year, while the longest maturity is twenty-five years. In a declining interest rate environment interest income on loans will generally decline faster than the investment income and vice versa. To offset any decline in interest income due to a declining interest rate environment, the Company monitors closely its interest expense on deposits. Of the total time certificates of deposit outstanding at year end, all but 1% mature within one year while 73% mature within 90 days. Thus the Company is able to minimize the effects of a declining interest rate environment by repricing these instruments on a more frequent basis than if the average maturity were longer than 1 year.

Net interest income for 1998 was $6,458,000, which is slightly higher than the $6,457,000 posted in 1997 and as compared to $5,439,000 in 1996.

The performance in 1998 was primarily the result of an decrease in the average prime rate, which decreased from 8.44% in 1997 to 8.37% in 1998. Average earning assets increased 16.9% from $86,830,000 in 1997 to $101,531,000 in 1998; average total deposits also increased 17.0% from $83,091,000 in 1997 to $97,288,000 in 1998, and as compared to
$74,752,000 in 1996.  $8,476,000 of the 1998 increase was centered in interest bearing accounts.

The increase in 1997 was primarily the result of an increase in the average prime rate, which increased from 8.25% in 1996 to 8.44% in 1997. Average earning assets increased 11.2% from $78,107,000 in 1996 to $86,830,000 in 1997; average total deposits also increased 11.2% from $74,752,000 in 1996 to $83,091,000 in 1997, and as compared to
$68,492,000 in 1995.  $4,475,000 of the 1997 increase was centered in interest bearing accounts.

Average loans outstanding decreased by 4.5% in 1998 to $55,299,000 as compared to $57,906,000 in 1997 and $48,355,000 in 1996. Average
outstanding investments increased 59.8% to $46,232,000 in 1998 as
compared to $28,924,000 in 1997 and $29,989,000 in 1996.   The average
loan to deposit ratio decreased in 1998 to 56.8% as compared to 69.7% in 1997 and 65.2% in 1996. The yield on average earning assets was 8.6% in 1998 as compared to 9.7% in 1997 and 9.3% in 1996.

Interest expense increased 16.9% to $2,267,000 in 1998 from $1,940,000 in 1997 and $1,938,000 in 1996. Average interest-bearing deposits increased 14.7% in 1998 to $65,987,000 as compared to $57,512,000 in 1997 and
$52,715,000 in 1996 and were primarily centered in the time certificates of deposit. Average non-interest bearing deposits increased 23.3% in 1998 to $31,300,000 as compared to $25,579,000 in 1997 and $22,037,000 in
1996. Overall cost of funds in 1998 was 2.3% as compared to 2.6% in 1997 and 2.5% in 1996.

NON-INTEREST INCOME AND EXPENSE

Non-interest income, consisting primarily of service charges on deposit accounts, and other customer fees and charges including rents, was $596,000 in 1998, a increase from $516,000 in 1997, and a increase from $539,000 in 1996. Total service charge income from deposit accounts increased by 14.4% from $304,000 in 1997 to $348,000 in 1998, while total income from other charges increased 7.4% from $211,000 in 1997 to $247,000 in 1998.

The deposit income increase in 1998 was the result of increases in service charges related to return check charges.

The increase in other income charges in 1998 was related to the sale of other real estate owned.

The deposit income decrease in 1997 resulted primarily from a decrease in service charges related to analysis, which were $12,000 less than 1996 receipts. The decrease in other income charges in 1997 was related to a $14,000 decrease in wire transfer fees.

Non-interest expenses increased 4.5% to $3,908,000 in 1998, from $3,738,000 in 1997 and $3,408,000 in 1996. Salary expense increased 6.5%
from $2,111,000 in 1997 to $2,249,000 in 1998, and was due to normal staffing needs and the first full year of operations of our Pleasanton office. In addition, business development and entertainment expense decreased from $111,000 in 1997 to $102,000 in 1998. Foreclosures and OREO expense decreased from $129,000 to $19,000, primarily due to the sale of the largest other real estate owned properties. In addition, consulting fees decreased from $84,000 in 1997 to $49,000 in 1998. postage expense also decreased from $56,000 in 1997 to $42,000 in 1998.

Non-interest expenses increased 9.6% to $3,738,000 in 1997, from $3,408,000 in 1996 and $3,355,000 in 1995. Salary expense increased 12.4%
from $1,878,000 in 1996 to $2,111,000 in 1997, and was due to normal staffing needs and an increase in profit sharing and 401(k) contributions. In addition, business development and entertainment expense increased from $78,000 in 1996 to $111,000 in 1997, which was due to an aggressive sales program. Foreclosures and OREO expense increased from $85,000 to $129,000, primarily due to a write down of $75,000 on one of the Bank's properties. Marketing expense increased from $8,000 in 1996 to $46,000 in 1997, primarily due to changes in the Bank's marketing brochures. This was also a primary factor in the increase in postage expense from $37,000 in 1996 to $56,000 in 1997. Offsetting these increases were decreases in audit and accounting expenses, which went from $46,000 in 1996 to $39,000 in 1997. In addition, consulting fees decreased from $99,000 in 1996 to $84,000 in 1997. Legal expenses also decreased from $127,000 in 1996 to $41,000 in 1997.

The Bank's allowance for loan losses as a percent of loans was 2.5% and 2.0% as of December 31, 1998 and 1997, respectively. The average in the industry for banks our size is approximately 1.77%. Total gross loans charged off in 1998, was $51,000 compared to $105,000 in 1997 and $83,000 in 1996.

PROVISION FOR INCOME TAXES

The provision for income taxes reflects a combined Federal and California effective tax rate of 42% in 1998, compared to 42.4% in 1997 and 41.2% in 1996, as described in Note 6 to the Financial Statements.

LIQUIDITY AND CAPITAL

Liquidity is defined as the ability to meet present and future obligations either through the sale or maturity of existing assets or by the acquisition of funds through liability management. Additionally, the Bank's investment portfolio is managed to provide liquidity as well as appropriate rates of return. It is the Company's practice to hold securities until maturity rather than actively trade its portfolio. As of December 31, 1998 the Company had 26,000,000 in cash and cash equivalents compared to $21,574,000 as of December 31, 1997, and $21,169,000 as of December 31, 1996. The ratio of net loans to deposits as of December 31, 1998 was 48.2% compared to 67.3% as of December 31, 1997, and 63.9% as of December 31, 1996.

The Bank maintains a portion of its assets in loans, time deposits with other financial institutions and investments with short-term maturities. More specifically, loans, time deposits with other financial institutions and investments due within one year totaled $67,643,000 at December 31, 1998, $46,590,000 at December 31, 1997, as compared to $56,323,000 at
December 31, 1996. This is equivalent to 54.3%, 44.6% and 60.6% of total assets at the corresponding year-ends, respectively. During 1998, the Company repurchased 1,150 shares of its common stock for a total price of $55,370. The Company plans to continue its repurchase program as an additional avenue for liquidity for its shareholders as long as it is economically appropriate to do so. The program has not affected the Company's liquidity or capital positions or its ability to operate. In addition, the Company's subsidiary Bank remains more than well-capitalized under current regulatory requirements.

CREDIT CONCENTRATION

A part of the subsidiary Bank's marketing strategy is to offer quality financial services to the professional and small business communities. The Company has been especially successful in targeting health care professionals. This segment has traditionally provided high levels of deposits and low loan losses. While approximately 8.4% of the Company's loans are concentrated with health care professionals, the Bank has had only two charge-offs related to this business segment totaling $133,206 since it was founded in 1982. Health care reform has received close scrutiny over the past few years as the Clinton administration continues to attempt to restructure the method by which health care is provided to the public. To date it appears that such reform is not likely to occur in the immediate future. However, over the past few years, the doctors and health care providers in the Company's communities have been adjusting to the emerging trends in this industry. This includes higher percentages of patients on Medicare, closer scrutiny from insurance carriers, and movement to managed care and "capitation" contracts. Through this process, the Company has not experienced any noticeable deterioration in credit quality. The Company cannot predict the ultimate outcome of health care reform. However, the Company closely monitors the status of reform and considers the potential impact of any reform on its current customers and its underwriting of loans to healthcare professionals.

NON-PERFORMING ASSETS

The decrease in non-performing assets from December 31, 1997, to December 31, 1998 is due primarily to the sale of a large other real estate owned property. The increase in loans 90 days or more past due and still accruing and non-accrual loans are being monitored appropriately. At December 31, 1998, four loans were on non-accrual status.

IMPACT OF YEAR 2000

Many computer systems and software products now in use around the world experience problems handling dates beyond the year 1999 and will need to be modified before the year 2000 in order to remain functional. As a result, before the year 2000, computer systems and/or software products and applications used by many companies may need to be upgraded to comply with such year 2000 requirements.

The Company is currently expending resources to review its internal systems, products and the readiness of third parties with whom it has business relationships and has assigned a dedicated task force to develop and implement a year 2000 plan (the "Plan") which is designed to cover all of the Company's activities. The Plan, which has executive sponsorship, is reviewed regularly by senior management and the Board of Directors and includes the evaluations of both information technology ("IT") and non-IT systems, consists of five steps.

Step one involved increasing awareness by educating and involving the Board of Directors and all levels of management, and all employees regarding the need to address year 2000 issues. Step two consisted of identifying all of the Company's systems, products and relationships that may be impacted by year 2000. Step three involved determining the Company's current state of year 2000 readiness for those areas identified in step two and prioritizing areas that need to be fixed. Step four consisted of developing a plan for those areas identified as needing correction. Step five consists of the implementation and execution of the Company's Plan and completing the steps identified to attain year 2000 readiness. The company is currently executing step five. The Company has upgraded all of its IT and non-IT systems and has tested the majority of these systems. Based on the Company's assessment to date, it believes that all of the Company's internal IT and non-IT systems that have been tested are year 2000 compliant.

The Company believes that any modifications deemed necessary will be made on a timely basis and does not believe that the cost of such modifications will have a material effect on the Company's operating results. To date, the Company's costs related to the year 2000 issues have amounted to approximately $85,000 and the Company does not expect the aggregate amount spent on the year 2000 to exceed $125,000. The Company is currently preparing a contingency plan with respect to year 2000 requirements.

The Company's expectations as to the extent and timeliness of modifications required in order to achieve year 2000 compliance is a forward-looking statement subject to risks and uncertainties. Actual results may vary materially as a result of a number of factors, including, among others, those described above in this section. There can be no assurance that unexpected delays or problems, including the failure to ensure year 2000 compliance by systems or products supplied to the Company by third parties, will not have an adverse effect on the Company, its financial performance and results of operations. In addition, the Company cannot predict the effects of the year 2000 issue on its customers or the resulting effects on the Company. As a result, if such customers do not take preventative and/or corrective actions in a timely manner, the year 2000 issue could have an adverse effect on their operations and accordingly have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company's current understanding of expected costs is subject to change as the project progresses and does not include the cost of internal software and hardware replaced in the normal course of business whose installation otherwise may be accelerated to provide solutions to the year 2000 compliance issues.


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

MARKET PRICE OF THE COMPANY'S STOCK AND DIVIDENDS

According to the Company's records, there were 290 record holders of its stock on December 31, 1998. The following table reflects the cash dividends declared as well as the high and low bid prices which were obtained from the Market Maker. These prices reflect retail mark-up and may not represent actual transactions.



                                                                 DIVIDENDS
1998                           HIGH              LOW             DECLARED
----                           ----              ---             --------
First Quarter                 61                53                $   --
Second Quarter                55                52-7/8               .75
Third Quarter                 51-1/2            48                    --
Fourth Quarter                50-1/2            46                   .75
Total                                                             $ 1.50


1997
----
First Quarter                 61-3/4            32-3/4            $   --
Second Quarter                37-1/2            33-1/8               .75
Third Quarter                 47                37                    --
Fourth Quarter                56                43                   .75
Total                                                             $ 1.50


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