Form 10-K405, Exhibit 13
period 1999-12-31
SUMMIT BANCSHARES INC/CA
filed 2000-03-31
CIK 353203

FINANCIAL HIGHLIGHTS


FOR THE YEAR ENDED                           1999            1998               1997             1996             1995
Net Income                            $1,839,155      $1,767,392         $1,708,154       $1,411,871       $1,315,507
Earnings per common share                  $4.03           $3.95              $3.97            $3.32            $3.10
Earnings per common share -
assuming dilution                          $3.95           $3.81              $3.72            $3.11            $2.87
Cash Dividends per Share,
declared                                   $1.50           $1.50              $1.50            $1.50            $1.50

AT YEAR END (IN THOUSANDS)
Deposits                                $119,996        $109,889            $90,432          $80,510          $75,251
Loans (Net)                               56,072          53,013             60,833           51,408           49,645
Assets                                   135,904         124,656            104,342           92,946           86,822
Shareholders' Equity                      15,153          14,088             12,879           11,939           11,102
Non-performing Loans to
Total Loans                                 0.28%           2.48%              0.96%            0.00%           0.82%
Allowance to
Non-performing Loans                      805.69%         100.46%            212.00%             N/A             252%
Allowance to
Non-performing Assets                     805.69%             86%                68%              82%             60%
Tier 1 Capital                             19.67%          19.49%             18.75%           19.28%          18.12%
Total Tier Capital                         20.89%          20.71%             19.97%           20.47%          17.02%
Leverage Ratio                             11.61%          11.07%             12.43%           13.14%          13.24%

*  These ratios are for Summit Bank only.

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

This section is a review of Summit Bancshares, Inc.'s (the "Company") results as reflected in the Consolidated Financial Statements. It discusses the principal items of income and expense and the factors affecting the Company's financial position. This discussion should be read together with the Selected Financial Data and Consolidated Financial Statements included elsewhere in the Annual Report.

The Company's wholly owned subsidiary, Summit Bank (the "Bank"), has conducted the business of a commercial bank since 1982. It provides commercial credit and various checking and savings account products for small and mid-sized businesses and for professionals as well as individual consumers.

SUMMARY OF EARNINGS

The Company's net income for 1999 was $1,839,000 compared to $1,767,000 in 1998, and $1,708,000 in 1997. The increase in 1999 net income over 1998 is attributed to an increase in the sale of other real estate owned. The increase in 1998 net income from 1997 is attributed to an increase in investment income. The net income of $1,839,000 for 1999 represents $3.95 per share earnings compared to $3.81 per share in 1998, and $3.72 per share in 1997.

NET INTEREST INCOME

The primary source of income for the Company is Net Interest Income or "Gross Margin" which is the difference between interest earned on loans and investments and interest paid on deposits and other liabilities. In general, net interest income is affected by a change in interest rates. As interest rates rise or fall, so will the Company's net interest income, excluding changes in total assets. The primary reason for this is that the Company's investment portfolio earns income on a fixed interest rate basis while a majority of the lending portfolio earns income on a floating interest rate basis. In addition, all investments are held to maturity and 34% of the investment portfolio matures in one year. Regarding loans, approximately 90% of the loans outstanding mature within one year, while the longest maturity is twenty-five years. In a declining interest rate environment interest income on loans will generally decline faster than the investment income and vice versa. To offset any decline in interest income due to a declining interest rate environment, the Company monitors closely its interest expense on deposits. Of the total time certificates of deposit outstanding at year end, less than 1% mature after one year while 54% mature within 90 days. Thus the Company is able to minimize the effects of a declining interest rate environment by repricing these instruments on a more frequent basis than if the average maturity were longer than one year.

Net interest income for 1999 was $6,611,000, which is higher than the $6,458,000 posted in 1998 and as compared to $6,457,000 in 1997.

The performance in 1999 was primarily the result of a decrease in the average prime rate, which decreased from 8.37% in 1998 to 7.88% in 1999. Average earning assets increased 10.6% from $101,531,000 in 1998 to

$112,344,000 in 1999; average total deposits also increased 10.8% from $97,288,000 in 1998 to $107,817,000 in 1999, and as compared to $83,091,000 in
1997.

The performance in 1998 was primarily the result of a decrease in the average prime rate, which decreased from 8.44% in 1997 to 8.37% in 1998. Average earning assets increased 16.9% from $86,830,000 in 1997 to $101,531,000 in 1998; average total deposits also increased 17.0% from $83,091,000 in 1997 to $97,288,000 in 1998, and as compared to $74,752,000 in 1996. $8,476,000 of the 1998 increase was centered in interest bearing accounts.

Average loans outstanding decreased by 4.9% in 1999 to $52,609,000 as compared to $55,299,000 in 1998 and $57,906,000 in 1997. Average outstanding investments increased 29.2% to $59,735,000 in 1999 as compared to $46,232,000 in 1998 and
$28,924,000 in 1997. The average loan to deposit ratio decreased in 1999 to 48.8% as compared to 56.8% in 1998 and 69.7% in 1997. The yield on average earning assets was 7.8% in 1999 as compared to 8.6% in 1998 and 9.7% in 1997. The decrease in 1999 was primarily due to a decrease in the prime lending rate.

Interest expense decreased 5.0% to $2,153,000 in 1999 from $2,267,000 in 1998 and $1,940,000 in 1997. Average interest-bearing deposits increased 5.1% in 1999 to $69,338,000 as compared to $65,987,000 in 1998 and $57,512,000 in 1997 and were primarily centered in the time certificates of deposit. Average non-interest bearing deposits increased 23.0% in 1999 to $38,500,000 as compared to $31,300,000 in 1998 and $25,579,000 in 1997. Overall cost of funds in 1999 was 2% as compared to 2.3% in 1998 and 2.6% in 1997.

NON-INTEREST INCOME AND EXPENSE

Non-interest income, consisting primarily of service charges on deposit accounts, and other customer fees and charges including rents and gain on sale of other real estate owned, was $667,000 in 1999, an increase from $596,000 in 1998, and an increase from $516,000 in 1997. Total service charge income from deposit accounts decreased by 6.9% from $348,000 in 1998 to $324,000 in 1999, while total income from other charges increased 38.9% from $247,000 in 1998 to $343,000 in 1999, primarily centered in gain on sale of other real estate owned.

The deposit income decrease in 1999 was the result of decreases in service charges related to return check charges.

The increase in other income charges in 1998 was related to the sale of other real estate owned.

The deposit income increase in 1998 was the result of increases in service charges related to return check charges.

Non-interest expenses increased 5.7% to $4,131,000 in 1999, from $3,908,000 in 1998 and $3,738,000 in 1997. Salary expense increased 9.4% from $2,249,000 in 1998 to $2,460,000 in 1999, and was due to normal staffing needs and additions to marketing personnel. In addition, business development and entertainment expense decreased from $102,000 in 1998 to $64,000 in 1999 while consulting fees increased from $49,000 in 1998 to $60,000 in 1999. Postage expense also increased from $42,000 in 1998 to $52,000 in 1999.

Non-interest expenses increased 4.5% to $3,908,000 in 1998, from $3,738,000 in 1997 and $3,408,000 in 1996. Salary expense increased 6.5% from $2,111,000 in 1997 to $2,249,000 in 1998, and was due to normal staffing needs and the first full year of operations of our Pleasanton office. In addition, business development and entertainment expense decreased from $111,000 in 1997 to $102,000 in 1998. Foreclosures and OREO expense decreased from $129,000 to $19,000, primarily due to the sale of other real estate owned properties. In addition, consulting fees decreased from $84,000 in 1997 to $49,000 in 1998. Postage expense also decreased from $56,000 in 1997 to $42,000 in 1998.

The Bank's allowance for loan losses as a percent of loans was 2.5% and 2.3% as of December 31, 1998 and 1999, respectively. The average in the industry for banks our size is approximately 1.81%. Total gross loans charged off in 1999 was $74,000 compared to $51,000 in 1998 and $105,000 in 1997.

PROVISION FOR INCOME TAXES

The provision for income taxes reflects a combined Federal and California effective tax rate of 41.6% in 1999, compared to 42% in 1998, and 42.4% in 1997, as described in Note 6 to the Financial Statements.

LIQUIDITY AND CAPITAL

Liquidity is defined as the ability to meet present and future obligations either through the sale or maturity of existing assets or by the acquisition of funds through liability management. Additionally, the Bank's investment portfolio is managed to provide liquidity as well as appropriate rates of return. It is the Company's practice to hold securities until maturity rather than actively trade its portfolio. As of December 31, 1999 the Company had $27,600,000 in cash and cash equivalents compared to $26,800,000 as of December 31, 1998, and $21,600,000 as of December 31, 1997. The ratio of net loans to deposits as of December 31, 1999 was 46.7% compared to 48.2% as of December 31, 1998, and 67.3% as of December 31, 1997.

The Bank maintains a portion of its assets in loans, time deposits with other financial institutions and investments with short-term maturities. More specifically, loans, time deposits with other financial institutions and investments due within one year totaled $88,708,000 as compared to $67,643,000 at December 31, 1998, and $46,590,000 at December 31, 1997. This is equivalent to 65.3%, 54.3%, and 44.6% of total assets at the corresponding year-ends, respectively. During 1999, the Company repurchased 4,746 shares of its common stock for a total price of $210,163. The Company plans to continue its repurchase program as an additional avenue for liquidity for its shareholders as long as it is economically appropriate to do so. The program has not affected the Company's liquidity or capital positions or its ability to operate. In addition, the Company's subsidiary Bank remains more than well-capitalized under current regulatory requirements.

CREDIT CONCENTRATION

A part of the subsidiary Bank's marketing strategy is to offer quality financial services to the professional and small business communities. The Company has been especially successful in targeting health care professionals. This segment has traditionally provided high levels of deposits and low loan losses. While approximately 5.9% of the Company's loans are concentrated with health care professionals, the Bank has had only two charge-offs related to this business segment totaling $133,206 since it was founded in 1982. Health care reform has received close scrutiny over the past few years as the Clinton administration continues to attempt to restructure the method by which health care is provided to the public. To date it appears that such reform is not likely to occur in the immediate future. However, over the past few years, the doctors and health care providers in the Company's communities have been adjusting to the emerging trends in this industry. This includes higher percentages of patients on Medicare, closer scrutiny from insurance carriers, and movement to managed care and "capitation" contracts. Through this process, the Company has not experienced any noticeable deterioration in credit quality. The Company cannot predict the ultimate outcome of health care reform. However, the Company closely monitors the status of reform and considers the potential impact of any reform on its current customers and its underwriting of loans to HEALTHCARE PROFESSIONALS.

NON-PERFORMING ASSETS

The decrease in non-performing assets from December 31, 1998, to December 31, 1999 is due primarily to the sale of all other real estate owned property. At December 31, 1999, two loans were on non-accrual status.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

The primary factor which may affect future results is the fluctuation of interest rates in the market place, more commonly referred to as interest rate risk. Interest rate risk is the exposure of a bank's current and future earnings and equity capital arising from adverse movements in interest rates. It results from the possibility that changes in interest rates may have an adverse effect on a bank's earnings and its underlying economic value. Changes in interest rates affect a bank's earnings by changing its net interest income and the level of other interest-sensitive income and operating expenses. As mentioned previously, the potential decrease in a declining interest rate environment would be minimized by an increase in assets. In addition, earnings and growth of the Company are and will be affected by general economic conditions, both domestic and international, and by monetary and fiscal policies of the United States Government, particularly the Federal Reserve Bank.

SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION - DECEMBER 31, 1999 & 1998


ASSETS                                                                         1999                 1998
Cash and due from banks                                             $     5,875,500       $     8,126,067
Federal funds sold                                                       21,760,000            18,640,000
Cash and cash equivalents (Note 1)                                       27,635,500            26,766,067
Time deposits with other financial institutions                          27,888,634            24,135,487
Investment securities
    (fair value of $19,154,772 at December 31, 1999
    and $15,485,688 at December 31, 1998 - Note 2)
    held-to-maturity                                                     19,465,133           15,499,670
Loans, net of allowance for loan losses of
   $1,273,364 at December 31, 1999 and
   $1,319,451 at December 31, 1998
   (Notes 3 and 4)                                                       56,071,617           53,013,148
Other real estate owned (Note 3)                                                  0              212,262
Premises and equipment, net (Note 5)                                        913,435              976,388
Interest receivable and other assets                                      3,929,371            4,052,554
Total Assets                                                          $ 135,903,690        $ 124,655,576

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand                                                               $   39,566,546       $   38,076,664
Interest-bearing transaction accounts                                    48,225,818           35,350,968
Savings                                                                   2,327,328            2,135,736
Time certificates $100,000 and over                                      23,047,736           28,462,115
Other time certificates                                                   6,828,925            5,863,876
Total Deposits                                                          119,996,353          109,889,359
Interest payable and other liabilities                                      754,210              677,802
Total Liabilities                                                       120,750,563          110,567,161
Commitments and contingent liabilities (Note 11)
Shareholders' Equity (Notes 7, 8, 9 and 10):
Preferred Stock, no par value:
    2,000,000 shares authorized, no shares outstanding                            0                    0
Common Stock, no par value:
    3,000,000 shares authorized;
    458,021 shares outstanding at December 31, 1999 and
    452,684 shares outstanding at December 31, 1998                       3,741,923            3,829,340
Retained Earnings                                                        11,411,204           10,259,075
Total Shareholders' Equity                                               15,153,127           14,088,415
Total Liabilities and Shareholders' Equity                            $ 135,903,690        $ 124,655,576

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
INCOME FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                            1999               1998                 1997
INTEREST INCOME:

Interest and fees on loans                           $ 5,614,481        $ 6,148,945          $ 6,726,641
Interest on time deposits with other
    financial institutions                             1,497,909            628,672              449,653
Interest on U.S. government
    treasury securities                                  880,612            769,404              664,781
Interest on federal funds sold                           771,148          1,177,602              555,917
Total interest income                                  8,764,150          8,724,623            8,396,992

INTEREST EXPENSE:
Interest on savings deposits                              46,293             54,397               44,628
Interest on interest-bearing
    transaction accounts                                 767,751            736,665              637,360
Interest on time deposits                              1,338,351          1,475,970            1,258,064
Interest on fed funds purchased                              363                  0                    0
Total interest expense                                 2,152,758          2,267,032            1,940,052
Net interest income                                    6,611,392          6,457,591            6,456,940
Provision for loan losses (Note 3)                             0            100,000              270,000
Net interest income after
    provision for loan losses                          6,611,392          6,357,591             6,186,940

NON-INTEREST INCOME:
Service charges on deposit accounts                      323,864            348,413               304,315
Other customer fees and charges                          343,496            247,433               211,280
Total non-interest income                                667,360            595,846               515,595

NON-INTEREST EXPENSE:
Salaries and employee benefits                         2,460,532          2,249,011             2,111,100
Occupancy expense (Notes 5 and 11)                       409,447            395,358               364,099
Equipment expense (Notes 5 and 11)                       265,609            236,610               143,822
FDIC assessment                                           11,960             10,524                 9,186
Insurance expense                                         64,227             54,087                59,722
Foreclosure and REO expense                               17,211             18,574               129,058
Other                                                    840,720            902,676               880,476
Total non-interest expense                             4,131,484          3,908,508             3,738,525
Income before income taxes                             3,147,268          3,044,929             2,964,010
Provision for income taxes (Note 6)                    1,308,113          1,277,537             1,255,856
Net Income                                           $ 1,839,155        $ 1,767,392           $ 1,708,154

EARNINGS PER SHARE (NOTE 7)
Earnings per common share                                  $4.03              $3.95                 $3.97
Earnings per common share - assuming dilution              $3.95              $3.81                 $3.72

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997


                                                 Number Of
                                                  Shares                Common            Retained
                                                Outstanding              Stock            Earnings            Total
Balance at December 31, 1996                      433,209           $ 3,830,343      $   8,108,800        $ 11,939,143
Issuance of Cash Dividends,
    $1.50 per share (Note 10)                           0                     0           (647,430)           (647,430)
Stock Options Exercised (Note 9)                   10,000               100,000                  0             100,000
Repurchase of Common Stock                         (6,644)             (221,198)                 0            (221,198)
Net Income                                              0                     0          1,708,154           1,708,154
Balance at December 31, 1997                      436,565             3,709,145          9,169,524          12,878,669
Issuance of Cash Dividends,
    $1.50 per share (Note 10)                           0                     0           (677,841)           (677,841)
Stock Options Exercised (Note 9)                   17,269               175,565                  0             175,565
Repurchase of Common Stock                         (1,150)              (55,370)                 0             (55,370)
Net Income                                              0                     0          1,767,392           1,767,392
Balance at December 31, 1998                      452,684             3,829,340         10,259,075          14,088,415
Issuance of Cash Dividends,
    $1.50 per share (Note 10 )                          0                     0           (687,026)           (687,026)
Stock Options Exercised (Note 9)                   10,083               122,746                  0             122,746
Repurchase of Common Stock                         (4,746)             (210,163)                 0            (210,163)
Net Income                                              0                     0          1,839,155           1,839,155
Balance at December 31, 1999                      458,021           $ 3,741,923       $ 11,411,204        $ 15,153,127

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 1999, 1998 & 1997


                                                                            1999               1998               1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received                                                     $8,068,500         $8,277,521        $7,640,907
Fees received                                                          1,124,948          1,040,512         1,071,607
Interest paid                                                        (2,143,127)        (2,239,367)        (1,901,068)
Cash paid to suppliers and employees                                 (3,446,155)        (3,327,938)        (3,070,585)
Income taxes paid                                                    (1,253,579)        (1,449,594)        (1,365,000)
Net cash provided by operating activities                             2,350,587          2,301,134          2,375,861

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in time deposits with
    other financial institutions                                     (3,753,147)       (18,491,487)         3,963,000
Maturity of investment securities                                     8,500,857         23,000,079          5,759,332
Purchase of investment securities                                   (12,466,320)       (26,003,098)        (9,496,133)
Net (increase) decrease in loans to customer                         (2,878,982)         7,298,583         (9,179,696)
Recoveries on loans previously charged-off                               28,143             32,813              3,000
(Increase) in CSV Life Insurance                                              0         (1,500,000)                 0
(Increase) decrease in premises and equipment                          (203,991)          (345,940)          (173,394)
Proceeds from sale of other real estate owned                           382,610                  0                  0
Net expeditures on other real estate owned                             (422,875)                 0                  0
Net cash provided by (used in) investing activities                 (10,813,705)       (16,009,050)        (9,123,891)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in demand, interest
 bearing transaction, and savings deposits                           14,556,324          9,223,693          7,177,240
Net increase (decrease) in time deposits                             (4,449,330)        10,233,923          2,744,918
Exercise of stock options                                               122,746            175,565            100,000
Repurchase of common stock                                             (210,163)           (55,370)          (221,198)
Dividends paid                                                         (687,026)          (677,843)          (647,430)
Net cash provided by (used in) financing activities9,332,551          18,899,968         9,153,530
      Net increase (decrease) in cash and cash equivalents              869,433          5,192,052          2,405,500
Cash and cash equivalents at the beginning of the year               26,766,067         21,574,015         19,168,515
          Cash and cash equivalents at the end of the year         $ 27,635,500       $ 26,766,067       $ 21,574,015

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY
   OPERATING ACTIVITIES:
Net Income                                                           $1,839,155         $1,767,392         $1,708,154
Adjustments to reconcile net income to


    net cash provided by operating activities:

Depreciation and amortization                                           266,944            242,171            194,887
Provision for loan losses                                                     0            100,000            270,000
(Gain) loss on sale of other real estate owned                         (107,473)                 0                  0
(Increase) decrease in other assets                                     123,183            446,754            185,155
Increase (decrease) in unearned loan fees                               152,370            (70,905)           (39,095)
Increase (decrease) in other liabilities                                 76,408           (184,278)            56,760
Total adjustments                                                       511,432            533,742             667,707
Net cash provided by operating activities                          $  2,350,587        $ 2,301,134       $  2,375,861

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31 ,1999

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Summit Bancshares, Inc. (the Company), and its wholly owned subsidiary, Summit Bank (the Bank), a California state-chartered bank, conform with generally accepted accounting principles and general practice within the banking industry. The following are descriptions of the more significant of these policies.

NATURE OF OPERATIONS

The Bank has conducted the business of a commercial bank since July 1, 1982. The Bank operates four branches and provides commercial credit and other banking services to small and mid-sized businesses and professionals, including professional firms of physicians, attorneys, accountants, real estate developers, retailers, and service firms, wholesalers, and distributors.

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

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and the Bank. Significant inter-company transactions have been eliminated in consolidation. Certain prior years' amounts have been reclassified to conform with present year presentation.

INVESTMENT SECURITIES

All investment securities are classified as held to maturity and are carried at cost, adjusted for amortization of premium and accretion of discount using a method that approximates the effective interest method. Gains and losses on sale or redemption of securities are determined using the specific identification method.

TIME DEPOSITS WITH OTHER FINANCIAL INSTITUTIONS

Time deposits with other financial institutions are carried at cost and have maturities at origination ranging from 3 months to 2.5 years. The bank does not invest more than $100,000 in one institution in order to maintain Federal Deposit Insurance Corporation (FDIC) insurance on deposits in financial institutions.

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

LOANS

Loans are stated at the principal amount outstanding. Interest income is accrued daily using the simple interest method. Loans are placed on non-accrual status when management believes that there is serious doubt as to the collection of principal or interest, or when they become contractually past-due ninety days or more with respect to principal or interest, except for loans that are well secured and in the process of collection. When loans are placed on non-accrual status, any accrued but uncollected interest is reversed from current income, and additional income is recorded only as payments are received and where future collection of principal is probable. Loan origination and commitment fees, offset by certain direct loan origination costs, are deferred and amortized as yield adjustments over the contractual lives of the related loans.

ALLOWANCE FOR LOAN LOSSES

A loan is considered impaired based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Allowances for losses on impaired loans are to be measured under one of three methods. Because most of the Bank's loans are collateral dependent, the calculation of the allowance on impaired loans is generally based on the fair value of the collateral. Income recognition on impaired loans conforms to the method the Bank uses for income recognition on non-accrual loans.

The allowance for loan losses is based upon estimates of potential loan losses, and is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to expense, and reduced by net charge-offs. The Bank considers its past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current economic conditions, and other factors in periodic valuations of the adequacy of the allowance balance. The allowance for loan losses is based on estimates, and ultimate losses may vary from current estimates.

OTHER REAL ESTATE OWNED

Other real estate owned is comprised of properties acquired through foreclosure. These properties are carried at the lower of the recorded loan balance or their estimated fair market value based on appraisal. When the recorded loan balance exceeds the fair value of the property, the difference is charged to the allowance for loan losses at the time of acquisition. Subsequent declines in value from the recorded amount, if any, and gains or losses upon disposition are included in non-interest expense or income as appropriate. Operating expenses related to other real estate owned are charged to non-interest expense in the period incurred.

INCOME TAXES

Income taxes reported in the statements of income are computed at current tax rates, including deferred taxes resulting from timing differences between the recognition of items for tax and financial reporting purposes.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds sold are purchased and sold for one day periods.

2.  INVESTMENT SECURITIES

The amortized cost and estimated fair values of investments in debt securities held to maturity as of December 31, 1999, are as follows:


                                                            GROSS             GROSS         ESTIMATED
                                       AMORTIZED       UNREALIZED        UNREALIZED              FAIR
                                            COST            GAINS            LOSSES             VALUE
U.S. agencies                       $ 19,465,133      $        0          $ 310,361      $ 19,154,772
Total securities                    $ 19,465,133      $        0          $ 310,316      $ 19,154,772

The amortized cost and estimated fair values of investments in debt securities held to maturity as of December 31, 1998, are as follows:


                                                            GROSS             GROSS         ESTIMATED
                                       AMORTIZED       UNREALIZED        UNREALIZED              FAIR
                                            COST            GAINS            LOSSES             VALUE
U.S. treasury securities            $  1,499,445      $     8,993         $       0      $  1,508,438
U.S. agencies                         14,000,225                0            22,975        13,977,250
Total securities                    $ 15,499,670      $     8,993         $  22,975     $  15,485,688

The amortized cost and estimated fair value of debt securities at December 31, 1999, by contractual maturities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                          ESTIMATED
                                                        AMORTIZED              FAIR
                                                             COST             VALUE
Due in one year or less                              $  7,000,000      $  4,848,301
Due in one year through five years                     12,465,133        14,306,471
Total                                                $ 19,465,133      $ 19,154,772

There were no sales of investments in debt securities during 1999 or 1998. At December 31, 1999, securities carried at $2,000,000 were pledged to secure public deposits, as required by law.

3.  LOANS AND ALLOWANCE FOR LOAN LOSSES

A summary of loans as of December 31, 1999, and 1998 (net of unearned loan fees of $317,126 and $164,755, respectively), is as follows:

                                                             1999              1998
Commercial loans                                     $ 33,368,040      $ 38,403,388
Real estate loans                                       9,463,020         5,672,752
Real estate construction loans                          7,626,535         5,060,291
Installment loans                                       6,887,386         5,196,168


                                                      57,344,981         54,332,599

Less: Allowance for loan losses                       (1,273,364)        (1,319,451)

                                                    $ 56,071,617       $ 53,013,148

The changes in the allowance for loan losses for the years ended December 31, 1999, 1998, and 1997 are as follows:

                                            1999            1998               1997
Balance, beginning of period         $ 1,319,451     $ 1,238,012        $ 1,070,318
Provision for loan losses                      0         100,000            270,000
Recoveries                                28,143          32,813              3,000
Loans charged-off                        (74,230)        (51,374)          (105,306)

Balance, end of period               $ 1,273,364     $ 1,319,451        $ 1,238,012


The following table provides information with respect to the subsidiary Bank's past due loans and components for non-performing assets at the dates indicated.

NON-PERFORMING ASSETS
(000'S OMITTED)

DECEMBER 31,

                                            1999            1998               1997
Loans 90 days or more past due
and still accruing:
    Commercial                           $     0       $     662           $    408
Non-accrual loans:
    Commercial                               158             651                151
    Real Estate                                0               0                  0
    Consumer                                   0               0                 25
Total                                      $ 158       $     651           $    176
Other Real Estate Owned                        0             212              1,222

Total Non-Performing Assets                $ 158         $ 1,525            $ 1,806

The subsidiary Bank's policy is to recognize interest income on an accrual basis unless the full collectibility of principal and interest is uncertain. As mentioned previously, loans that are delinquent ninety days as to principal or interest are placed on a non-accrual basis, unless they are well secured and in the process of collection, and any interest earned but uncollected is reversed from income. Collectibility is determined by considering the borrower's financial condition, cash flow, quality of management, the existence of collateral or guarantees, and the state of the local economy.

Impairment of loans having recorded investments of $158,000 at December 31, 1999, and $651,000 at December 31, 1998, has been recognized in conformity with FASB Statement No. 114, as amended by FSAB Statement No. 118. The average recorded investment in impaired loans during 1999 and 1998 was $498,003 and $705,000, respectively. Impaired loans as of December 31, 1999 consisted of two government guaranteed loans, of which the non guaranteed portions has been written off. The total allowance related to these loans was $0 and $155,000 at December 31, 1999, and 1998, respectively. Interest income recognized on impaired loans was $73,025 and $29,914 for the years ended December 31, 1999, and 1998, respectively.

The Bank grants commercial, construction, and installment loans to customers mainly in the California counties of Alameda and Contra Costa. Although the Bank has a diversified loan portfolio, a substantial portion of its commercial loan portfolio is concentrated in loans to customers in or related to the medical profession. The greater portion of these loans are collateralized by real estate located within the two counties.

4.  RELATED PARTY TRANSACTIONS

The Bank has, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, and principal shareholders and their associates. In management's opinion and as required by federal law, loans to related parties are granted on the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with others, and do not involve more than normal risk of collectibility or present other unfavorable features. As of December 31, 1999, and 1998, loans outstanding to directors, officers, and principal shareholders and their known associates were $1,090,004 and $366,081, respectively. In 1999, advances on such loans were $909,423 and collections were $185,500. In 1999, a property acquired through foreclosure was sold to an officer of the company at appraised value.

5.  PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

                                                          ACCUMULATED
                                                        DEPRECIATION/       NET BOOK
                                             COST        AMORTIZATION          VALUE
December 31, 1999

    Land and building                $   497,912         $   155,816      $ 342,096
    Leasehold improvements             1,140,914           1,042,772         98,142
    Furniture and equipment            1,193,950             720,754        473,196

Total                                $ 2,832,776         $ 1,919,342      $ 913,435

December 31, 1998

    Land and building                $   497,912         $   138,008      $ 359,904
    Leasehold improvements             1,139,378             980,585        158,793
    Furniture and equipment              992,416             534,725        457,691

Total                                $ 2,629,706         $ 1,653,318      $ 976,388


Depreciation and amortization included in occupancy and equipment expenses were $266,944, $242,171, and $194,887, for the years ended December 31, 1999, 1998, and 1997, respectively.

6.  INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                                             1999            1998               1997
Current:

    Federal                           $   964,000    $ 1,008,000        $ 1,038,000
    State                                 306,000        312,000            345,000

Total current                           1,270,000      1,320,000          1,383,000
Deferred:
    Federal                                31,000        (25,000)          (124,000)
    State                                   7,000        (18,000)            (3,000)

Total deferred                             38,000        (43,000)          (127,000)

Total taxes                           $ 1,308,000    $ 1,277,000        $ 1,256,000


The components of the net deferred tax assets of the Company as of December 31, 1999, and 1998, were as follows:

                                             1999            1998
Deferred Tax Assets:

    Allowance for loan losses           $ 469,000      $ 496,000
    State taxes                            63,000         66,000
    Depreciation                           14,000         18,000
    Other                                 100,000         86,000
Deferred Tax Liabilities:

    Deferred compensation                (21,000)               0
    Accretion and Other                    (1000)         (4,000)

Total                                  $ 624,000       $ 662,000


The provisions for income taxes applicable to operating income differ from the amount computed by applying the statutory federal tax rate to operating income before taxes. The reasons for these differences are as follows:

                                             1999                               1998                              1997
                                           Amount         Percent             Amount          Percent           Amount       Percent

Federal income tax
expense, based on
the statutory federal
income tax rate                        $1,070,000         34.00%         $1,035,000           34.00%       $1,008,000        34.00%
State franchise taxes,
net of federal income
tax benefit                               207,000          6.60%            194,000            6.40%          212,000         7.20%
Other, net                                 31,000          1.00%             48,000            1.60%           36,000         1.20%



Tax provision                          $1,308,000          41.60%         $1,277,000           42.00%       $1,256,000       42.40%


7.  SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing diluted income available to shareholders by the weighted average number of common shares and common equivalent shares outstanding which include dilutive stock options. The computation of common stock equivalent shares is based on the weighted average market price of the Company's common stock throughout the period. The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the years ended December 31, 1999, 1998, and 1997.


FOR THE YEAR ENDED

                                   December 31, 1999                    December 31, 1998                 December 31, 1997
                        Income       Shares      Per Share     Income       Shares     Per Share    Income      Shares   Per Share
                      (Numerator) (Denominator)   Amount     (Numerator) (Denominator)   Amount   (Numerator) (Denominator) Amount
Net Income            $1,839,155                             $1,767,392                           $1,708,154

    Basic EPS
    Income
    Available to
    Common

    Stockholder       $1,839,155     456,452       $4.03     $1,767,392   447,387      $3.95      $1,708,154    430,231     $3.97
Effect of
    Dilutive Securities

    Stock Options                     8,849                               16,301                                 29,084
Diluted EPS
    Income
    Available to
    Common
    Stockholders
    + Assumed

    Conversion        $1,839,155     465,301       $3.95     $1,767,392   463,688      $3.81      $1,708,154    459,315     $3.72



8.  REGULATORY CAPITAL

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt correction action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The consolidated and Bank's actual capital amounts and ratios are also presented in the table.


                                                                                                        TO BE WELL-CAPITALIZED
                                                                                FOR CAPITAL             UNDER PROMPT CORRECTIVE
ACTUAL                                          ADEQUACY PURPOSES            ACTION PROVISIONS
                                               AMOUNT      RATIO             AMOUNT       RATIO           AMOUNT         RATIO
AS OF DECEMBER 31, 1999
Total Capital
    (to Risk Weighted Assets)
    Consolidated                         $15,911,000      20.89%    =   $6,155,124   =    8.00%  =    $7,693,387    =    10.00%
    Bank                                  11,410,000      14.90%    =    6,127,843   =    8.00%  =     7,659,002    =    10.00%
Tier 1 Capital
    (to Risk Weighted Assets)
    Consolidated                          14,972,000      19.67%    =    3,077,355   =    4.00%  =     4,616,032    =     6.00%
    Bank                                  10,449,000      13.64%    =    3,019,640   =    4.00%  =     4,529,460    =     6.00%
Tier 1 Capital
    (to Average Assets)

    Consolidated                          14,972,000      11.61%    =    5,160,002   =    4.00%  =     6,450,101    =     5.00%
    Bank                                  10,449,000       8.10%    =    5,159,472   =    4.00%  =     6,391,722    =     5.00%
AS OF DECEMBER 31, 1998

Total Capital
    (to Risk Weighted Assets)

    Consolidated                         $14,970,000      20.71%    =   $5,781,760   =    8.00%  =    $7,227,200    =    10.00%
    Bank                                  10,758,000      15.48%    =    5,559,200   =    8.00%  =     6,949,000    =    10.00%
Tier 1 Capital
    (to Risk Weighted Assets)

    Consolidated                          14,088,000      19.49%    =    2,890,880   =    4.00%  =     7,632,597    =     6.00%
    Bank                                   9,884,000      14.22%    =    2,779,600   =    4.00%  =     4,169,400    =     6.00%
Tier 1 Capital
    (to Average Assets)

    Consolidated                          14,088,000      11.07%    =    5,088,398   =    4.00%  =     7,632,597    =     5.00%
    Bank                                   9,884,000       8.01%    =    4,936,659   =    4.00%  =     7,404,988    =     5.00%


9.  STOCK OPTION PLAN

The Company adopted the 1982 Incentive Stock Option Plan in 1982 and reserved 40,000 shares of the Company's common stock for issuance under this plan. In 1986, the directors and shareholders approved increasing the number of shares in this plan to 90,000. The additional shares were registered in accordance with federal and state securities laws in 1987. In 1987, the Company issued a 10% stock dividend which increased the number of shares in this plan to 99,000. Options may be granted at a price not less than the fair market value of the stock at the date of grant, become exercisable in cumulative 10% annual installments commencing one year after the date of grant, and expire ten years from the date of grant.

In 1992, the shareholders approved the 1992 Employee and Consultant Stock Option Plan (the "1992 Plan") which was designed to replace the 1982 Incentive Stock Option Plan that expired on February 28, 1992, after which no new unallocated stock options may be granted. The 1992 Plan was designed to carry forward the remaining 82,335 options issued but not exercised under the 1982 Incentive Plan at the then current market price. No new additional shares of the Company have been reserved for issuance under the 1992 Plan.

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

Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock Based Compensation," defines a fair-value method of accounting for stock based compensation. As permitted by SFAS No. 123, the Company accounts for stock options under APB Opinion No. 25, under which no compensation cost has been recognized. The Company issued a grant of 1,000 shares under the 1992 Employee and Consultant Stock Option Plan during 1999. As the amount is deemed insignificant, pro forma net income and earnings per share data as if compensation cost for these plans had been determined consistent with SFAS No. 123 would not significantly differ from the reported amounts in the Company's income statement.

The following table summarizes the stock option activity under the 1982 Incentive Stock Option Plan for the years ended December 31, 1999, 1998, and 1997.

                                                      NUMBER OF SHARES                 WEIGHTED AVERAGE
                                                           OUTSTANDING                   EXERCISE PRICE
Balance, December 31, 1996                                      44,745                           $11.06
    Granted                                                          0                             0.00
    Exercised                                                  (10,000)                           10.92
    Expired                                                          0                             0.00
    Forfeited                                                        0                            13.00
Balance, December 31, 1997                                      34,745                           $11.17
    Granted                                                          0                             0.00
    Exercised                                                  (16,969)                           10.03
    Expired                                                          0                             0.00
    Forfeited                                                   (1,620)                           12.94
Balance, December 31, 1998                                      16,156                           $12.61
    Granted                                                          0                             0.00
    Exercised                                                  (10,083)                           12.17
    Expired                                                          0                             0.00
    Forfeited                                                                                      0.00
Balance, December 31, 1999                                       6,073                           $13.28


As of December 31, 1999, 1998, and 1997, 5,245, 12,038, and 24,941 of the
options, respectively, were exercisable. The options outstanding at December 31, 1999, have exercise prices between $13.00 and $13.50, with a weighted average exercise price of $13.28 and a weighted average remaining contractual life of
1.2 years.

The following table summarizes the stock option activity under the 1992 Employee and Consultant Stock Option Plan during the years ended December 31, 1999, 1998, and 1997.

                                                      NUMBER OF SHARES                 WEIGHTED AVERAGE
                                                           OUTSTANDING                   EXERCISE PRICE
Balance, December 31, 1996                                       8,100                           $17.75
   Granted                                                           0                             0.00
   Exercised                                                         0                             0.00
   Expired                                                           0                             0.00
   Forfeited                                                         0                             0.00
Balance, December 31, 1997                                       8,100                           $17.75
    Granted                                                      2,000                            48.00
    Exercised                                                     (300)                           17.75
    Expired                                                          0                             0.00
    Forfeited                                                     (700)                           17.75
Balance, December 31, 1998                                       9,100                           $24.40
   Granted                                                       1,000                            40.00
   Exercised                                                         0                             0.00
   Expired                                                           0                             0.00
   Forfeited                                                         0                             0.00
Balance, December 31, 1999                                      10,100                           $25.94


As of December 31, 1999, 1998, and 1997, 4,096, 2,840 and 2,430 of the options, respectively, were exercisable. All of the options outstanding as of December 31, 1999, have an exercise price between $17.75 and $48.00 with a weighted average exercise price of $25.94 and remaining contractual life of 6.0 years.

There have been no grants, exercises, expirations, or forfeitures during the years ending December 31, 1999, 1998, and 1997 under the 1989 Non-Qualified Stock Option Plan. As of December 31, 1999, 1998, and 1997, no options were outstanding under this Plan.

10.  RESTRICTIONS

The Bank is regulated by the Federal Deposit Insurance Corporation, whose regulations do not specifically limit payment of dividends, and the Department of Financial Institutions. California banking laws limit dividends to the lesser of retained earnings or net income less dividends paid for the last three years. Under these restrictions, at December 31, 1999, the Bank could pay dividends to the Company of up to approximately $1,954,454 without prior regulatory approval.

11.  COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated for rental payments under certain operating lease and contract agreements. Total rental expense for all leases included in occupancy and equipment expenses was $229,489, $224,171, and $206,766 for the years ended December 31, 1999, 1998, and 1997.

At December 31, 1999, the approximate future minimum payments for non-cancelable leases with initial or remaining terms in excess of one year were as follows:

                               2000         227,434
                               2001         175,604
                               2002          80,459
                               2003          12,612
                               2004               0


The Company is subject to various pending and threatened legal actions, which arose out of the normal course of business. In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on the Company's financial position.

The Bank is required by federal regulations to maintain certain minimum average balances with the Federal Reserve. Required deposits held with the Federal Reserve at December 31, 1999, were $799,000.

12.  PENSION PLAN

The Company provides pension benefits for all its eligible employees through a 401(k) Profit Sharing Program which was adopted in 1984. Under the terms of the plan, eligible employees are allowed to contribute, under the 401(k) portion of the plan, up to 15% of their salaries. The Company in turn will match the employee's contribution up to a maximum of 3% of the employee's total annual compensation. Under this part of the plan, $19,103 was contributed in 1999, $20,277, in 1998, and $24,773, in 1997.

In addition, the Company may contribute up to 15% of eligible employees' annual compensation to the profit sharing portion of this plan. Such contributions were $69,336 in 1999, $51,782 in 1998, and $101,472 in 1997. Employees' interest in the contributions made by the Company on their behalf become 100% vested in accordance with the seven year program. Any forfeited amounts are redistributed among the remaining participants in the plan.

SUPPLEMENTAL EMPLOYEE COMPENSATION BENEFITS AGREEMENTS

In September 1998, the Company entered into supplemental employee compensation agreements with certain executive and senior officers. Under these agreements, the Company is generally obligated to provide for each such employee or their beneficiaries, during a period of up to 15 year after the employee's death, disability or retirement, annual benefits as defined in each specific agreement. The estimated present value of future benefits to be paid is to be accrued over the vesting period of the participants. The Company is the beneficiary of the life insurance policies that have been purchased as a method of financing the benefits under the agreements. At December 31, 1999, the Company's cash surrender value of these policies was approximately $1,537,500 and is included in other assets.

13.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. At December 31, 1999, financial instruments whose contract amounts represent credit risk:


                                                                     CONTRACT AMOUNT
Commitments to extend credit in the future                              $ 27,301,683
Standby letters of credit                                                  1,183,270


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Most all guarantees expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Authority Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Statements," requires the Bank to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practical to estimate fair value. Following is a summary of the estimated fair value for each class of financial instrument as of December 31, 1999 and December 31, 1998 and the methods and assumptions used to evaluate them:


1999                                                     CARRYING VALUE                         FAIR VALUE
Cash and due from banks                                   $  5,875,500                       $  5,875,500
Federal funds sold                                          21,760,000                         21,760,000
Investment securities                                       19,465,133                         19,154,772
Time deposits with other financial institutions             27,888,634                         27,720,691
Loans                                                       56,071,617                         55,467,772
Deposits
    Demand                                                  39,566,546                         35,297,366
    Interest bearing transaction accounts                   48,225,818                         45,908,692
    Savings                                                  2,327,328                          2,327,328
    Time certificates                                       29,876,661                         29,876,440
1998                                                     CARRYING VALUE                         FAIR VALUE
Cash and due from banks                                   $  8,126,067                       $  8,126,067
Federal funds sold                                          18,640,000                         18,640,000
Investment securities                                       15,499,670                         15,485,688
Time deposits with other financial institutions             24,135,487                         24,262,421
Loans                                                       53,013,148                         54,375,155
Deposits
     Demand                                                 38,076,664                         34,816,270
     Interest bearing transaction accounts                  35,350,968                         34,597,719
     Savings                                                 2,135,736                          1,894,052
     Time certificates                                      34,325,991                         34,390,974


Cash and due from banks have a relatively short period of time between their origination and their expected realization and are valued at their carrying amounts. The fair value of investment securities and due from banks-time were estimated using quoted market prices or dealer quotes. The allowance for loan losses and overdrafts are valued at the carrying amount. All other loans are valued by loan type. Loans are spread monthly by maturity and re-pricing date. To determine the fair value the interest rate used to discount the cash flows is the current market rate for a like class of loans. Loan fees were not taken into consideration. The fair value of noninterest-bearing, interest-bearing transaction accounts and savings deposits is the amount payable on demand as of December 31, 1999. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

The Bank has off-balance-sheet commitments comprising letters of credit and loan commitments with a contract amount of $1,183,270 and $27,301,683, respectively. The fair value of these off-balance-sheet commitments is not material.

15. SUMMIT BANCSHARES, INC. (PARENT COMPANY ONLY)

The following are the statements of financial position as of December 31, 1999, and 1998, and the related statements of income and cash flows for the years ended December 31, 1999, 1998, and 1997, for Summit Bancshares, Inc. (parent company only):


STATEMENTS OF FINANCIAL POSITION

ASSETS:                                                                                          1999                  1998
Cash                                                                                     $  3,116,913          $  1,433,188
Loan participation with subsidiary                                                            998,718             2,192,000
Land and building                                                                             342,096               359,904
Investment in subsidiary                                                                   10,449,375             9,884,635
Other assets                                                                                  281,685               267,449

Total Assets                                                                              $15,188,787           $14,137,176

LIABILITIES:

Accounts payable                                                                        $      10,624         $      21,887
Income taxes payable                                                                           25,036                26,873
Total Liabilities                                                                              35,660                48,760
Shareholders' Equity:

Common Stock                                                                                3,741,923             3,829,340
Retained Earnings                                                                          11,411,204            10,259,076
Total Shareholders' Equity                                                                 15,153,127            14,088,416

Total Liabilities and Shareholders' Equity                                                $15,188,787           $14,137,176

STATEMENTS OF INCOME (year ended December 31)

INCOME:                                                                             1999         1998                  1997
Dividend from subsidiary                                                     $ 1,200,000  $ 1,000,000            $  825,000
Interest on short-term investments and loan                                      155,117      171,627               261,554
Rental and other income                                                           39,135       63,339                61,867

Total income                                                                   1,394,252    1,234,966             1,148,421

EXPENSE:

Miscellaneous expense                                                             66,724       70,175                41,970
Total expense                                                                     66,724       70,175                41,970
Income before income tax and equity in
    earnings of subsidiary                                                     1,327,528    1,164,791             1,106,451
Provision for income taxes                                                        53,113       68,537               117,056
Income before equity in
    earnings of subsidiary                                                     1,274,415    1,096,254               989,395
Equity in earnings of subsidiary                                                 564,740      671,138               718,759

Net Income                                                                   $ 1,839,155  $ 1,767,392           $ 1,708,154

SUMMIT BANCSHARES, INC. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                                           1999               1998                1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received                                                 $     155,117      $     171,627       $     261,554
Rental income                                                            13,050             52,200              52,200
Other income                                                             26,085             11,139               9,667
Cash paid to suppliers                                                  (74,415)          (118,614)            (43,009)
Income taxes paid                                                       (54,951)           (64,938)           (108,000)

Net cash provided by operating activities 64,886                         51,414            172,412

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in short term investments                                 0                  0             100,000
Net (increase) decrease in loans                                      1,193,282         (1,297,106)          1,680,514
(Increase) decrease in land and building                                      0                  0                   0
Dividend received from subsidiary                                     1,200,000          1,000,000             825,000
Net cash provided by (used in) investing activities                   2,393,282           (297,106)          2,605,514

CASH FLOWS FROM FINANCING ACTIVITIES:

Stock options exercised                                                 122,746            175,565             100,000
Purchase of common stock                                               (210,163)           (55,370)           (221,198)
Dividends paid                                                         (687,026)          (677,843)           (647,430)
Net cash provided by (used in) financing activities                    (774,443)          (557,648)           (768,628)
Net increase (decrease) in cash and cash equivalents                  1,683,725           (803,340)          2,009,298
Cash at the beginning of the year                                     1,433,188          2,236,528             227,230

Cash at the end of the year                                        $  3,116,913       $  1,433,188        $  2,236,528

RECONCILIATION OF THE NET INCOME TO NET CASH PROVIDED
BY OPERATING ACTIVITIES:
Net Income                                                         $  1,839,155       $  1,767,392        $  1,708,154
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization                                            17,808             17,808              17,808
Non-cash earnings from subsidiary                                    (1,764,740)        (1,671,138)         (1,543,759)
(Increase) decrease in other assets                                     (14,236)           (82,847)            (15,529)
Increase (decrease) in accounts payable                                 (13,101)            20,199               5,738

Total adjustments                                                    (1,774,269)        (1,715,978)         (1,535,742)

Net cash provided by operating activities                          $     64,886       $     51,414        $    172,412


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Summit Bancshares, Inc.

In our opinion, the accompanying consolidated statements of financial position and the related statements of income, of changes in shareholders' equity and of cash flows, present fairly, in all material respects, the financial position of Summit Bancshares, Inc. and subsidiary at December 31, 1999 and December 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers, LLP

February 25, 2000