Form 10-K405, Exhibit 13
period 2001-12-31
SUMMIT BANCSHARES INC/CA
filed 2002-03-13
CIK 353203

Exhibit 13

FINANCIAL HIGHLIGHTS

For the year ended	2001	2000	1999	1998

Net Income	$2,015,370	$2,413,617	$1,839,155	$1,767,392
Earnings per common share	$1.09	$1.32	$1.01	$0.99
Earnings per common share—assuming dilution	$1.08	$1.30	$0.99	$0.95
Cash Dividends per Share, declared	$0.375	$0.375	$0.375	$0.375
AT YEAR END (in thousands)
Deposits	$128,744	$128,087	$119,996	$109,889
Loans (Net)	87,142	83,716	56,072	53,013
Assets	147,652	145,703	135,904	124,656
Shareholders’ Equity	18,210	16,835	15,153	14,088
Non-performing Loans to Total Loans	0.16%	0.05%	0.28%	2.48%
Allowance to Non-performing Loans	1039.14%	3263.10%	805.69%	100.46%
Tier 1 Capital	16.23%	13.90%	19.67%	19.49%
Total Tier Capital	17.38%	14.94%	20.89%	20.71%
Leverage Ratio	12.52%	11.89%	11.61%	11.07%

2002 Message from the Chairman, President and CEO

The Year Two Thousand One was a very good year for Summit Bancshares Inc. Over the past two decades Summit Bank has grown and been profitable year after year. I am very proud to tell you that we have just completed our 77th consecutive quarter of profitability while navigating through a very unstable interest rate environment. The Federal Reserve Bank lowered interest rates eleven times last year. The banking industry however has been less affected during this current recession, contrary to the last recession, which devastated many in our industry. It appears that the economy is beginning to strengthen and hopefully is on the road to recovery.

Net income for 2001 was $2,015,370 which reflects a Return on Assets of 1.37% and Return on Equity of 11.97% compared to 1.70% and 15.93% respectfully for the year 2000. Stockholder’s Equity is strong at $18,209,868. Total assets increased to $147,652,147 from 145,702,531, a 1.3% increase over the year 2000. Deposits grew to $128,743,968 in 2001 and loans grew to $87,142,143 from $128,086,769 and $83,716,482 respectively. In addition to the interest rate challenge in 2001, we were also busy with the installation of a new computer system, which includes Internet banking. We believe we have installed state-of-the-art hardware and software in order to continue to make our services as convenient as possible as well as to be competitive in the industry.

I look forward with optimism to 2002 and assure you that we will continue to operate with our core values of customer service and corporate citizenship. We remain committed to helping our communities prosper while encouraging volunteerism and bolstering education in the communities we serve.

I want to take this opportunity to thank those who have made this Bank successful in the past and to those helping to shape its future. I especially want to thank our loyal and hard working staff, Board of Directors, and to the many friends we have made in our almost 20 years of business.

Shirley W. Nelson
Chairman, President and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The matters addressed in this Annual Report, with the exception of the historical information presented, may incorporate certain forward-looking statements involving risks and uncertainties, including the risks discussed under the heading “Certain Factors That May Affect Future Results” and elsewhere in this Report.

This section is a review of Summit Bancshares, Inc.’s (the “Company”) results as reflected in the Consolidated Financial Statements. It discusses the principal items of income and expense and the factors affecting the Company’s financial position. This discussion should be read together with the Selected Financial Data and Consolidated Financial Statements included elsewhere in the Annual Report.

The Company’s wholly owned subsidiary; Summit Bank (the “Bank”) has conducted the business of a commercial bank since 1982. It provides commercial credit and various checking and savings account products for small and mid-sized businesses and for professionals as well as individual consumers.

Summary of Earnings

The Company’s net income for 2001 was $2,015,000 compared to $2,414,000 in 2000, and $1,839,000 in 1999. The decrease in the year 2001’s net income from the year 2000 was the direct effect of a decrease in the average prime rate and a slight increase in operating costs. The increase in 2000’s net income over 1999 is attributed not only to an increase in the average prime rate, which was modestly offset by an increase in the cost of funds, but also to an increase in loans which was brought about in part by the Company’s new Real Estate Capital Markets Group. The net income of $2,015,000 for 2001 represents diluted earnings per share of $1.08 compared to diluted earnings per share of $1.30 in 2000, and diluted earnings per share of $0.99 per share in 1999.

Net Interest Income

The primary source of income for the Company is Net Interest Income or “Gross Margin” which is the difference between interest earned on loans and investments and interest paid on deposits and other liabilities. In general, net interest income is affected by a change in interest rates. As interest rates rise or fall, so will the Company’s net interest income, excluding changes in total assets. The primary reason for this is that the Company’s investment portfolio earns income on a fixed interest rate basis while a majority of the lending portfolio earns income on a floating interest rate basis because loans are tied to the prime lending rate. In addition, all investments are held to maturity and 100% of the fed agency investments mature after one year. Regarding loans, approximately 86% of the loans outstanding mature within one year, while the longest maturity is ten years. In a rising interest rate environment, interest income on loans will generally rise faster than the investment income and vice versa. To offset any decline in interest income due to a declining interest rate environment, the Company monitors closely its interest expense on deposits. Of the total time certificates of deposit outstanding at year-end, less than 3% mature after one year while 72% mature within 90 days. Thus the Company is able to minimize the effects of a declining interest rate environment by repricing these instruments on a more frequent basis than if the average maturity were longer than one year.

Net interest income for 2001 was $7,917,000, a decline from $8,570,000 posted in 2000 and as compared to $6,611,000 in 1999.

The decline in 2001 was primarily the result of a decrease in the average prime rate, which decreased from 9.20% in 2000 to 6.98% in 2001. Average earning assets increased 4.8% from $128,429,000 in 2000 to

$134,608,000 in 2001; average total deposits increased 1% from $126,243,000 in 2000 to $127,817,000 in 2001

The increase in 2000 was primarily the result of an increase in loans outstanding as well as an increase in the average prime rate, which increased from 7.9% in 1999 to 9.2% in 2000. Average earning assets increased 14.3% from $112,344,000 in 1999 to $128,429,000 in 2000; average total deposits also increased 17.1% from $107,817,000 in 1999 to $126,243,000 in 2000.

Average loans outstanding increased by 28.8% in 2001 to $84,204,000 as compared to $65,358,000 in 2000 and $52,609,000 in 1999. Average outstanding investments decreased 20.7% to $51,733,000 in 2001 as compared to $65,218,000 in 2000 and $59,735,000 in 1999. The average loan to deposit ratio increased in 2001 to 65.8% as compared to 50.5% in 2000 and 48.8% in 1999. The yield on average earning assets was 7.8% in 2001 as compared to 8.7% in 2000 and 7.8% in 1999. The decrease in 2001 was due to a decrease in the prime lending rate.

Interest expense decreased 1.2% to $2,768,000 in 2001 from $2,803,000 in 2000 and $2,153,000 in 1999. Average interest-bearing deposits increased 9.0% in 2001 to $90,594,000 as compared to $83,137,000 in 2000 and $69,338,000 in 1999 and were primarily centered in the time certificates of deposit and interest bearing transaction accounts. Average non-interest bearing deposits decreased 5.9% in 2001 to $37,223,000 as compared to $39,557,000 in 2000 and $38,500,000 in 1999. Overall cost of funds in 2001 was 2.2% as compared to 2.2% in 2000 and 2.0% in 1999.

Non-Interest Income and Expense

Non-interest income, consisting primarily of service charges on deposit accounts, and other customer fees and charges including rents on premises, was $396,000 in 2001, a slight increase from $390,000 in 2000, and $667,000 in 1999. Total service charge income from deposit accounts increased by 4.2% to $246,000 in 2001 from $236,000 in 2000, while total income from other charges decreased 2.6% to $150,000 in 2001 from $154,000 in 2000. This decrease was primarily centered in a reduction in merchant card income.

The non-interest income decrease in 2000 was the result of decreases in gain on sale of other real estate owned and merchant card income.

Non-interest expenses increased 4.2% to $4,804,000 in 2001, from $4,609,000 in 2000 and $4,131,000 in 1999. Salary expense increased 5.6% to $3,000,000 in 2001 from $2,841,000 in 2000. This increase was due to a combination of normal staffing needs. In addition, business development and entertainment expense increased to $103,000 in 2001 from $74,000 in 2000 while consulting fees increased to $71,000 in 2001 from $41,000 in 2000. Postage expense also increased to $52,000 in 2001 from $46,000 in 2000.

The Company’s allowance for loan losses as a percent of loans was 1.7% as of December 31, 2001 and 2000, respectively. The provision of $138,000 for the year 2001 was due primarily to the increase in loans charged off. The provision of $190,000 for the year 2000 was due to an increase in loans. Total gross loans charged off in 2001 was $125,000 compared to $16,000 in 2000 and $74,000 in 1999.

Provision for Income Taxes

The provision for income taxes reflects a combined Federal and California effective tax rate of 40.2% in 2001, compared to 42.0% in 2000, and 41.6% in 1999, as described in Note 6 to the Financial Statements.

Liquidity and Capital

Liquidity is defined as the ability to meet present and future obligations either through the sale or maturity of existing assets or by the acquisition of funds through liability management. Additionally, the Bank’s investment portfolio is managed to provide liquidity as well as appropriate rates of return. It is the Company’s practice to hold securities until maturity rather than actively trade its portfolio. As of December 31, 2001 the Company had $25,602,000 in cash and cash equivalents compared to $18,809,000 as of December 31, 2000, and $27,635,000 as of December 31, 1999. The ratio of net loans to deposits as of December 31, 2001 was 67.7% compared to 65.4% as of December 31, 2000, and 46.7% as of December 31, 1999.

The Bank maintains a portion of its assets in loans, time deposits with other financial institutions and investments with short-term maturities. More specifically, loans, time deposits with other financial institutions and investments due within one year totaled $77,516,000 at December 31, 2001 as compared to $91,294,000 at December 31, 2000 and $88,708,000 at December 31, 1999. This is equivalent to 52.5%, 62.7%, and 65.3% of total assets at the corresponding year-ends, respectively.

During 2001, the Company did not repurchase any shares of its common stock. The Company plans to continue its repurchase program as an additional option for liquidity for its shareholders as long as it is economically appropriate to do so. The program has not affected the Company’s liquidity or capital positions or its ability to operate. In addition, the Company’s subsidiary Bank remains more than well-capitalized under current regulatory requirements.

Credit and Deposit Concentration

A part of the subsidiary Bank’s marketing strategy is to offer quality financial services to physicians, other professionals and small business communities. The Company has been especially successful in targeting health care professionals. This segment has traditionally provided high levels of deposits and low loan losses. Over the past few years, the doctors and health care providers in the Company’s communities have been adjusting to the emerging trends in this industry. This includes higher percentages of patients on Medicare, closer scrutiny from insurance carriers, and movement to managed care and “capitation” contracts. Through this process, the Company has not experienced any noticeable deterioration in credit quality. The Company cannot predict the ultimate outcome of health care reform. However, the Company closely monitors the status of reform and considers the potential impact of any reform on its current customers and its underwriting of loans to healthcare professionals.

In 2001, the Company created it’s Real Estate Capital Markets Group. The result was an increase in Real Estate Loans. While the full effect is not yet known, the Company believes that by maintaining a relatively conservative approach to underwriting with an eye toward potential changes in economic conditions, downside risk can be minimized. The Real Estate Capital Markets group also maintains relationships with other FDIC insured institutions for the purpose of loan participation. This allows the company to better serve its borrowing base.

Non-Performing Assets

The increase in non-performing assets from $45,000 as of December 31, 2000, to $145,000 as of December 31, 2001 is due primarily to two real estate secured loans 90 days or more past due. As of December 31, 2001, there were no loans on non-accrual status.

Certain Factors that May Affect Results

The primary factor, which may affect future results, is the fluctuation of interest rates in the market place more commonly referred to as interest rate risk. Interest rate risk is the exposure of a bank’s current and future earnings and equity capital arising from adverse movements in interest rates. It results from the possibility that changes in interest rates may have an adverse effect on a bank’s earnings and its underlying economic value. Changes in interest rates affect a bank’s earnings by changing its net interest income and the level of other interest-sensitive income and operating expenses. As mentioned previously, the potential decrease in a declining interest rate environment would be minimized by an increase in assets as an increase in assets generally provides additional interest income. In addition, earnings and growth of the company are and will be affected by general economic conditions, both domestic and international, and by monetary and fiscal policies of the United States Government, particularly the Federal Reserve Bank.

SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
FINANCIAL POSITION DECEMBER 31, 2001 AND 2000

ASSETS		2001		2000
Cash and due from banks		$5,532,202		$10,754,372
Federal funds sold		20,070,000		8,055,000

Cash and cash equivalents		25,602,202		18,809,372
Time deposits with other financial institutions		27,189,613		26,349,023
Investment securities held to maturity, at cost (fair value of $2,074,688 at December 31, 2001 and $12,450,018 at December 31, 2000)		2,029,750		12,465,000
Loans	88,648,893		85,184,875
Less: allowance for loan losses	1,506,750		1,468,393

Net loans		87,142,143		83,716,482
Premises and equipment, net		804,115		726,236
Interest receivable and other assets		4,884,324		3,636,418
TOTAL ASSETS		$147,652,147		$145,702,531

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Demand		$38,484,086		$43,685,937
Interest-bearing transaction accounts		48,553,348		41,551,449
Savings		2,566,402		2,993,922
Time certificates $100,000 and over		32,420,495		32,071,157
Other time certificates		6,719,637		7,784,304

Total Deposits		128,743,968		128,086,769
Interest payable and other liabilities		698,311		780,638

TOTAL LIABILITIES		129,442,279		128,867,407

COMMITMENTS AND CONTINGENT LIABILITIES SHAREHOLDERS’ EQUITY:
Preferred Stock, no par value:
2,000,000 shares authorized, no shares outstanding		0		0
Common Stock, no par value:
3,000,000 shares authorized;
1,850,492 shares outstanding at December 31, 2001 and 1,837,548 shares outstanding at December 31, 2000		3,752,486		3,699,018
Retained Earnings		14,457,382		13,136,106
Total Shareholders’ Equity		18,209,868		16,835,124
Total Liabilities and Shareholders’ Equity		$147,652,147		$145,702,531

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
INCOME FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
INTEREST INCOME:
Interest and fees on loans	$8,137,942	$7,543,219	$5,614,481
Interest on time deposits with other financial institutions	1,331,058	1,861,417	1,497,909
Interest on U.S. government agency securities	198,815	1,007,009	880,612
Interest on federal funds sold	1,017,348	961,787	771,148
Total interest income	10,685,163	11,373,432	8,764,150

INTEREST EXPENSE:
Interest on savings deposits	48,360	52,797	46,293
Interest on interest-bearing transaction accounts	1,079,334	799,795	767,751
Interest on time deposits	1,640,199	1,950,534	1,338,351
Interest on Fed Funds Purchased	0	0	363
Total interest expense	2,767,893	2,803,126	2,152,759
Net interest income	7,917,270	8,570,306	6,611,391
Provision for loan losses	138,000	190,000	0
Net interest income after provision for loan losses	7,779,270	8,380,306	6,611,391

NON-INTEREST INCOME:
Service charges on deposit accounts	245,643	235,787	323,864
Other customer fees and charges	150,226	153,872	343,496
Total non-interest income	395,869	389,659	667,360

NON-INTEREST EXPENSE:
Salaries and employee benefits	2,999,918	2,840,592	2,460,532
Occupancy expense	362,293	408,223	409,447
Equipment expense	283,045	278,898	265,609
FDIC assessment	23,032	23,587	11,960
Legal expense	78,276	79,486	61,778
Insurance expense	58,502	65,004	64,227
Foreclosure and REO expense	0	4,143	17,211
Other	998,768	909,515	840,720
Total non-interest expense	4,803,834	4,609,448	4,131,484
Income before income taxes	3,371,305	4,160,517	3,147,267
Provision for income taxes	1,355,935	1,746,900	1,308,113

Net Income	$2,015,370	$2,413,617	$1,839,154

EARNINGS PER SHARE
Earnings per common share (Basic)	$1.09	$1.32	$1.01

Earnings per common share (Diluted)	$1.08	$1.30	$0.99

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	NUMBER OF SHARES OUTSTANDING	COMMON STOCK	RETAINED EARNINGS	TOTAL
Balance at December 31, 1998	1,810,736	$3,829,340	$10,259,075	$14,088,415
Issuance of Cash Dividends, $.375 per share	0	0	(687,026)	(687,026)
Stock Options Exercised	40,332	122,746	0	122,746
Repurchase of Common Stock	(18,984)	(210,163)	0	(210,163)
Net Income	0	0	1,839,155	1,839,155
Balance at December 31, 1999	1,832,084	3,741,923	11,411,204	15,153,127
Issuance of Cash Dividends, $.375 per share	0	0	(688,715)	(688,715)
Stock Options Exercised	15,512	52,109	0	52,109
Repurchase of Common Stock	(10,048)	(95,014)	0	(95,014)
Net Income	0	0	2,413,617	2,413,617
Balance at December 31, 2000	1,837,548	3,699,018	13,136,106	16,835,124
Issuance of Cash Dividends, $.375 per share	0	0	(694,094)	(694,094)
Stock Options Exercised	12,944	53,468	0	53,468
Repurchase of Common Stock	0	0	0	0
Net Income	0	0	2,015,370	2,015,370
Balance at December 31, 2001	1,850,492	$3,752,486	$14,457,382	$18,209,868

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received	$9,485,593	$10,998,859	$8,105,999
Fees received	1,158,641	1,064,763	1,124,948
Interest paid	(2,674,245)	(2,772,309)	(2,143,127)
Cash paid to suppliers and employees	(4,442,001)	(4,102,203)	(3,446,155)
Income taxes paid	(1,825,396)	(1,850,946)	(1,253,579)
Net cash provided by operating activities	1,702,592	3,338,164	2,388,086

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in time deposits with other financial institutions	(840,590)	1,539,611	(3,753,147)
Maturity of investment securities	12,465,000	7,000,133	8,500,857
Purchase of investment securities	(2,029,750)	0	(12,466,319)
Net (increase) decrease in loans to customers	(3,670,970)	(27,965,521)	(2,878,982)
Recoveries on loans previously charged-off	25,017	21,169	28,143
(Increase) in cash surrender value of life Insurance	(561,730)	(30,000)	(37,500)
(Increase) in premises and equipment	(313,312)	(88,480)	(203,991)
Proceeds from sale of other real estate owned	0	0	382,610
Net expenditure on other real estate owned	0	0	(422,875)
Net cash (used in) investing activities	5,073,665	(19,523,088)	(10,851,204)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in demand, interest bearing transaction, and savings deposits	1,372,528	(1,888,384)	14,556,324
Net increase (decrease) in time deposits	(715,329)	9,978,800	(4,449,330)
Exercise of stock options	53,468	52,109	122,746
Repurchase of common stock	0	(95,014)	(210,163)
Dividends paid	(694,094)	(688,715)	(687,026)
Net cash provided by financing activities	16,573	7,358,796	9,332,551
Net increase (decrease) in cash and cash equivalents	6,792,830	(8,826,128)	869,433

Cash and cash equivalents at the beginning of the year	18,809,372	27,635,500	26,766,067
Cash and cash equivalents at the end of the year	$25,602,202	$18,809,372	$27,635,500

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net Income	$2,015,370	$2,413,617	$1,839,154
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	235,433	275,679	266,944
Provision for loan losses	138,000	190,000	0
(Gain) on sale of other real estate owned	0	0	(107,473)
Decrease in other assets	(686,176)	322,953	160,683
Increase (decrease) in unearned loan fees	82,292	109,487	152,370
Increase (decrease) in other liabilities	(82,327)	26,428	76,408
Total adjustments	(312,778)	924,547	548,932
Net cash provided by operating activities	$1,702,592	$3,338,164	$2,388,086

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

1.     Summary of Significant Accounting Policies

The accounting and reporting policies of Summit Bancshares, Inc. (the Company), and its wholly owned subsidiary, Summit Bank (the Bank), a California state-chartered bank, conform with accounting principles generally accepted in the United States and general practice within the banking industry. The following are descriptions of the more significant of these policies.

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

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and the Bank. Significant inter-company transactions have been eliminated in consolidation. Certain prior years’ amounts have been reclassified to conform to current year presentation.

Investment Securities

All investment securities are classified as held to maturity and are carried at cost, adjusted for amortization of premium and accretion of discount using a method that approximates the effective interest method. Gains and losses on sale or redemption of securities are determined using the specific identification method.

The Company’s policy of classifying investment securities as held to maturity is based upon its ability and intent to hold such securities to maturity.

Time Deposits with Other Financial Institutions

Time deposits with other financial institutions are carried at cost and have maturities at origination ranging from 30 days to 3 years. The bank does not invest more than $100,000 in one institution in order to maintain Federal Deposit Insurance Corporation (FDIC) insurance on deposits in financial institutions.

Premises and Equipment

Premises and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis over the estimated useful life of the property, generally seven years for furniture and three to fifteen years for equipment. Leasehold improvements, are amortized over the life of the related lease or the estimated life of the improvements, whichever is shorter.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loan, or unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loans.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discounted when principal or interest is past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectibility. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgement of management, the loans are estimated to be fully collectible as to all principal and interest.

The Bank considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due (Principal and interest) according to the contractual terms of the loan agreement. Measurement of impairment is based on the expected future cash flows of an impaired loan which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Bank selects the measurement method on a loan-by-loan basis except those collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral. The Bank recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans.

Allowance for Loan Losses

The allowance for credit losses is increased by charges to income and decreased by charge-offs (net of recoveries). Reviews are performed to identify the risks inherent in the loan portfolio, assess the overall quality of the loan portfolio and to determine the adequacy of the allowance for credit losses and the related provision for loan losses to be charged to expense. Loans identified as less than “acceptable” are reviewed individually to estimate the amount of probable losses that need to be included in the allowance. These reviews include analysis of financial information as well as evaluation of collateral securing the credit. Additionally, the Company considers the inherent risk present in the “acceptable” portion of the loan portfolio taking into consideration historical losses on pools of similar loans, adjusted for trends, conditions and other relevant factors that may affect repayment of the loans in these pools.

Other Real Estate Owned

Other real estate owned is comprised of properties acquired through foreclosure. These properties are carried at the lower of the recorded loan balance or their estimated fair value net of disposal costs. When the recorded loan balance exceeds the fair value of the property, the difference is charged to the allowance for loan losses at the time of acquisition. Subsequent declines in value from the recorded amount, if any, and gains or losses upon disposition are included in non-interest expense or income as appropriate. Operating expenses related to other real estate owned are charged to non-interest expense in the period incurred.

Income Taxes

Income taxes reported in the statements of income are computed at current tax rates, including deferred taxes resulting from temporary differences between the recognition of items for tax and financial reporting purposes.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds sold are purchased and sold for one-day periods.

Comprehensive Income

The Company had no items of other comprehensive income for the twelve months ended December 31, 2001 and 2000. Accordingly, total comprehensive income was equal to net income for each of those periods

Segment Reporting

The Company is principally engaged in community banking activities through the three banking offices of its subsidiary bank. The community banking activities include accepting deposits, providing loans and lines of credit to local individuals and businesses, and investing in investment securities and money market instruments. The three banking offices have been aggregated in to a single reportable segment. Because the Company’s financial information is internally evaluated as a single operating segment, no separate segment information is presented. The combined results are reflected in these financial statements.

New Accounting Pronouncements

The Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The implementation of this statement is not expected to have a material impact on the Company’s financial position or result of operations. The Company adopted SFAS 133 on January 1, 2001.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Accounting for Goodwill and Other Intangible Assets,” effective starting with fiscal years beginning after December 15, 2001. This statement establishes new accounting standards for goodwill and continues to require the recognition of goodwill as an asset but does not permit amortization of goodwill as previously required by Accounting Principles Board Opinion (“APB”) Opinion No. 17. The statement also establishes a new method of testing goodwill for impairment. It requires goodwill to be separately tested for impairment at a reporting unit level. The amount of goodwill determined to be impaired would be expensed to current operations. Management believes that the adoption of the statement will not have a material effect on the Company’s financial statement. The company did not charge any expense to operations for the years 2001, 2000 and 1999.

2.    Investment Securities

The amortized cost and estimated fair values of investments in debt securities held to maturity as of December 31, 2001 and 2000 are as follows:

December 31, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. agencies	$2,029,750	$39,625	$0	$2,069,375

December 31, 2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. agencies	$12,465,000	$1,800	$16,782	$12,450,018

The amortized cost and estimated fair value of debt securities at December 31, 2001 by contractual maturities are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year through five years	$2,029,750	$2,074,688

There were no sales of investments in debt securities during 2001 or 2000. At December 31, 2001, securities carried at $2,000,000 were pledged to secure public deposits, as required by law.

3.    Loans and Allowance for Loan Losses

A summary of loans as of December 31, 2001, and 2000 (net of unearned loan fees of $508,905 and $426,613, respectively), is as follows:

	2001	2000
Commercial loans	$23,475,225	$28,026,756
Real estate loans	30,828,679	31,634,760
Real estate construction loans	27,389,006	18,032,113
Installment loans	6,955,983	7,491,246

	88,648,893	85,184,875
Less: Allowance for loan losses	(1,506,750)	(1,468,393)

	$87,142,143	$83,716,482

The changes in the allowance for loan losses for the years ended December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
Balance, beginning of period	$1,468,393	$1,273,364	$1,319,451
Provision for loan losses	138,000	190,000	0
Recoveries	25,017	21,169	28,143
Loans charged-off	(124,660)	(16,140)	(74,230)

Balance, end of period	$1,506,750	$1,468,393	$1,273,364

The following table provides information with respect to the company’s past due loans and components for non-performing assets at the dates indicated.

	Non-Performing Assets
	December 31,
	2001	2000
Loans 90 days or more past due and still accruing:
Commercial	$145,000	$45,000
Non-accrual loans:
Commercial	0	0
Real Estate	0	0
Consumer	0	0

Total non-performing loans	$145,000	$45,000
Other Real Estate Owned	0	0

TOTAL NON-PERFORMING ASSETS	$145,000	$45,000

Impaired loans totaled $145,000 at December 31, 2001, and $45,000 at December 31, 2000. The average recorded investment in impaired loans during 2001 and 2000 was $147,000 and $151,510, respectively. Impaired loans as of December 31, 2001 consisted of two real estate secured loans. The total valuation allowance related to these loans was $0 and $0 at December 31, 2001, and 2000, respectively. Interest income recognized on impaired loans was $13,906 and $16,734 and $73,025 for the years ended December 31, 2001, 2000 and 1999 respectively.

The Bank grants commercial, construction, real estate, and installment loans to customers mainly in the California counties of Alameda and Contra Costa. Although the Bank has a diversified loan portfolio, a substantial portion of its loan portfolio is concentrated in real estate related loans.

4.    Related Party Transactions

The Bank has, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, and principal shareholders and their associates. In management’s opinion and as required by federal law, loans to related parties are granted on the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with others, and do not involve more than normal risk of collectibility or present other unfavorable features. As of December 31, 2001, and 2000, loans outstanding to directors, officers, and principal shareholders and their known associates were $2,018,391 and $1,245,328, respectively. In 2001, advances on such loans were $4,378,265, and collections were $3,605,202. In 2000, advances on such loans were $1,154,530, and collections were $797,791.

5.    Premises and Equipment

Premises and equipment consisted of the following:

	Cost	Accumulated Depreciation	Net Book Value
December 31, 2001
Land and building	$518,911	$169,556	$349,355
Leasehold improvements	1,132,824	1,131,979	845
Furniture and equipment	999,299	545,384	453,915

Total	$2,651,034	$1,846,919	$804,115

December 31, 2000
Land and building	$501,912	$168,089	$333,823
Leasehold improvements	1,140,914	1,106,110	34,804
Furniture and equipment	1,278,429	920,820	357,609

Total	$2,921,255	$2,195,019	$726,236

Depreciation and amortization included in occupancy and equipment expenses were $235,433, $275,679 and $266,944, for the years ended December 31, 2001, 2000, and 1999, respectively.

6.    Income Taxes

The provision (benefit) for income taxes consists of the following:

	2001	2000	1999
Current:
Federal	$1,157,000	$1,449,000	$964,000
State	379,000	474,000	306,000

Total current	1,536,000	1,923,000	1,270,000

Deferred:
Federal	(150,000)	(144,000)	31,000
State	(30,000)	(32,000)	7,000

Total deferred	(180,000)	(176,000)	38,000

Total taxes	$1,356,000	$1,747,000	$1,308,000

The components of the net deferred tax asset of the Company as of December 31, 2001, and 2000, were as follows:

	2001	2000
Deferred Tax Assets:
Allowance for loan losses	$570,000	$493,000
State taxes	125,000	151,000
Depreciation	165,000	155,000
Other	120,000	1,000

Net Deferred Tax Asset	$980,000	$800,000

The provisions for income taxes applicable to operating income differ from the amount computed by applying the statutory federal tax rate to operating income before taxes. The reasons for these differences are as follows:

	2001		2000		1999
	Amount	Percent	Amount	Percent	Amount	Percent
Federal income tax expense, based on the statutory federal income tax rate	$1,146,000	34.00%	$1,415,000	34.00%	$1,070,000	34.00%
State franchise taxes, net of federal income tax benefit	222,000	6.60%	292,000	7.00%	207,000	6.60%
Other, net	(12,000)	(.40%)	40,000	1.00%	31,000	1.00%

Tax provision	$1,356,000	40.20%	$1,747,000	42.00%	$1,308,000	41.60%

7.    Shareholders’ Equity and Earnings per Share

Basic Earnings Per Share is 1computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share is computed by dividing net income available to shareholders by the weighted average number of common shares outstanding and potential common shares, which include dilutive stock options. The computation of potential common stock equivalent shares is based on the weighted average market price of the Company’s common stock throughout the period. The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the years ended December 31, 2001, 2000, and 1999.

	FOR THE YEAR ENDED
	December 31, 2001			December 31, 2000			December 31, 1999
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net Income	$2,015,370			$2,413,617			$1,839,155
Basic EPS Income Available to Common Stockholders	$2,015,370	1,846,236	$1.09	$2,413,617	1,834,252	$1.32	$1,839,155	1,825,808	$1.01
Effect of Dilutive Securities
Stock Options		19,502			21,184			35,396
Diluted EPS
Income Available to Common Stockholders and Assumed Conversion	$2,015,370	1,865,738	$1.08	$2,413,617	1,855,436	$1.30	$1,839,155	1,861,204	$0.99

For the periods reported, the Company had no reconciling items between net income and income available to common shareholders. The last of the options expire in 2011.

8.    Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt correction action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

The consolidated and Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001
Total Capital
(to Risk Weighted Assets)
Consolidated	$19,504,000	17.38%	8,977,360	8.00%	11,221,700	10.00%
Bank	13,396,000	12.34%	8,686,400	8.00%	10,858,000	10.00%
Tier 1 Capital
(to Risk Weighted Assets)
Consolidated	$18,209,000	16.21%	4,488,680	4.00%	6,733,020	6.00%
Bank	12,037,000	11.09%	4,343,200	4.00%	6,514,800	6.00%
Tier 1 Capital						.
(to Average Assets)
Consolidated	$18,209,000	12.52%	5,819,070	4.00%	7,273,837	5.00%
Bank	$12,037,000	8.50%	5,665,042	4.00%	7,081,303	5.00%

As of December 31, 2000
Total Capital
(to Risk Weighted Assets)
Consolidated	$17,725,000	14.94%	$9,491,484	8.00%	$11,864,356	10.00%
Bank	12,575,000	11.14%	7,409,600	8.00%	11,288,150	10.00%
Tier 1 Capital
(to Risk Weighted Assets)
Consolidated	$16,494,000	13.90%	$4,745,742	4.00%	$7,118,613	6.00%
Bank	11,164,000	9.89%	4,515,268	4.00%	6,772,902	6.00%
Tier 1 Capital						.
(to Average Assets)
Consolidated	$16,494,000	11.89%	5,548,864	4.00%	6,936,080	5.00%
Bank	$11,164,000	8.01%	5,575,031	4.00%	6,968,789	5.00%

9.    Stock Option Plan

The Company adopted the 1982 Incentive Stock Option Plan in 1982 and reserved 40,000 shares of the Company’s common stock for issuance under this plan. In 1986, the directors and shareholders approved increasing the number of shares in this plan to 90,000. The additional shares were registered in accordance with federal and state securities laws in 1987. In 2001, the Company declared a four-for-one stock split and in 1987, the Company issued a 10% stock dividend which increased the number of shares in this plan to 396,000. Options may be granted at a price not less than the fair market value of the stock at the date of grant, become exercisable in cumulative 10% annual installments commencing one year after the date of grant, and expire ten years from the date of grant.

In 1992, the shareholders approved the 1992 Employee and Consultant Stock Option Plan (the “1992 Plan”) which was designed to replace the 1982 Incentive Stock Option Plan that expired on February 28, 1992, after which no new unallocated stock options may be granted. The 1992 Plan was designed to carry forward the remaining 329,340 options issued but not exercised under the 1982 Incentive Plan at the then current market price. No new additional shares of the Company have been reserved for issuance under the 1992 Plan although some shares have been forfeited and subsequently granted to other individuals.

In addition to the above plan, shareholders approved, in 1989, the 1989 Non-Qualified Stock Option Plan for Directors, including Advisory Board members, and reserved 140,000 shares of the Company’s common stock for issuance under this plan. The plan was established to give appropriate recognition to this group of individuals for their continuing responsibility for the Company’s growth and profitability.

The following table summarizes the stock option activity under the 1982 Incentive Stock Option Plan for the years ended December 31, 2001, 2000, and 1999.

	Number of Shares Outstanding	Weighted Average Exercise Price
Balance, December 31, 1998	64,624	$2.79
Granted	0	0.00
Exercised	(40,332)	3.04
Expired	0	0.00
Forfeited	0	0.00

Balance, December 31, 1999	24,292	$3.15
Granted	0	0.00
Exercised	(15,512)	3.35
Expired	0	0.00
Forfeited		0.00

Balance, December 31, 2000	8,780	$3.32
Granted	0	0.00
Exercised	(3,344)	3.25
Expired	0	0.00
Forfeited	(1,600)	3.25

Balance, December 31, 2001	3,836	$3.25

As of December 31, 2001, 3,452 of the options were exercisable at a weighted average price of $3.25. The options outstanding at December 31, 2001 have exercise prices of $3.25 and a weighted average remaining contractual life of 2 months.

The following table summarizes the stock option activity under the 1992 Employee and Consultant Stock Option Plan during the years ended December 31, 2001, 2000, and 1999.

	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Fair Value of Grants
Balance, December 31, 1998	36,400	$6.10
Granted	4,000	10.00	$2.00
Exercised	0	0.00
Expired	0	0.00
Forfeited	0	0.00

Balance, December 31, 1999	40,400	$6.49
Granted	0	0.00
Exercised	0	0.00
Expired	0	0.00
Forfeited	0	0.00

Balance, December 31, 2000	40,400	$6.49
Granted	21,560	12.75	$2.45
Exercised	(9,600)	4.44
Expired	0	0.00
Forfeited	(12,400)	11.11

Balance, December 31, 2001	39,960	$8.92

As of December 31, 2001, 9,520 of the options were exercisable at a weighted average exercise price of $4.44. The options outstanding as of December 31, 2001, have an exercise price between $4.44 and $14.00 with a weighted average exercise price of $8.92 and remaining weighted average contractual life of 6.78 years.

There have been no grants, exercises, expirations, or forfeitures during the years ending December 31, 2001, 2000, and 1999 under the 1989 Non-Qualified Stock Option Plan. As of December 31, 2001, 2000, and 1999, no options were outstanding under this Plan.

Statement of Financial Accounting Standards No. 123 (SFAS No. 123), “Accounting for Stock Based Compensation,” defines a fair-value method of accounting for stock based compensation. As permitted by SFAS No. 123, the Company continues to account for stock options under the intrinsic value method of APB Opinion No. 25, under which no compensation cost has been recognized. Pro-Forma net income and earnings per share data as if compensation costs for stock option grants had been determined consistent with SFAS No. 123 are shown in the table below:

	2001	2000	1999
Net income
As reported	$2,015,370	$2,413,617	$1,839,154
Pro forma	$2,009,509	$2,411,183	$1,836,720
Basic earnings per share
As reported	$1.09	$1.32	$1.01
Pro forma	$1.08	$1.32	$1.01
Diluted earnings per share
As reported	$1.08	$1.30	$0.99
Pro forma	$1.07	$1.30	$0.99

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999 and 2001; risk-free interest rate of 6.2% and 4.0% expected dividend yield of 3.2% and 3.2%; expected life of 9 years and 9 years; expected volatility of 10.58% and 19.60%. No options were granted in 2000.

10.    Restrictions

The Bank is regulated by the Federal Deposit Insurance Corporation, whose regulations do not specifically limit payment of dividends, and the State of California Department of Financial Institutions. California banking laws limit dividends that the Bank may transfer to the Company, to the lesser of retained earnings or net income less dividends paid for the last three years. Under these restrictions, at December 31, 2001, the Bank could pay dividends to the Company of up to approximately $2,150,738 without prior regulatory approval.

The Bank is required by federal regulations to maintain certain minimum average balances with the Federal Reserve. Required deposits held with the Federal Reserve at December 31, 2001, were $1,039,000.

11.    Commitments and Contingent Liabilities

The Company is obligated for rental payments under certain operating lease and contract agreements. Total rental expense for all leases included in occupancy and equipment expenses was $233,168, $236,565, and $229,489 for the years ended December 31, 2001, 2000, and 1999.

At December 31, 2001, the approximate future minimum payments for non-cancelable leases with initial or remaining terms in excess of one year were as follows:

2002	$154,784
2003	84,902
2004	77,600
2005	80,322
2006	81,684

Total	$479,256

The Company is subject to various pending and threatened legal actions, which arose out of the normal course of business. In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on the Company’s financial position or results from operations.

12.    Pension Plan

The Company provides pension benefits for all its eligible employees through a 401(k) Profit Sharing Program, which was adopted in 1984. Under the terms of the plan, eligible employees are allowed to contribute, under the 401(k) portion of the plan, up to 15% of their salaries. The Company in turn will match the employee’s contribution up to a maximum of 3% of the employee’s total annual compensation. Under this part of the plan, $19,197 was contributed in 2001, $22,129 in 2000, and $19,103 in 1999.

In addition, the Company may contribute up to 15% of eligible employees’ annual compensation to the profit sharing portion of this plan. Such contributions were $53,763 in 2001, $92,073 in 2000, and $69,336 in 1999. Employees’ interest in the contributions made by the Company on their behalf becomes 100% vested in accordance with the seven year program. Any forfeited amounts are redistributed among the remaining participants in the plan.

Salary Continuation Plan

The Company has established a salary continuation plan and a deferred compensation plan for certain executives. Benefits under the salary continuation plan are payable for a period of 15 years upon retirement or death. The Company expenses annually an amount sufficient to accrue the present value of the benefit to be paid to the executives upon their retirement. Additionally, the key executives’ beneficiaries are entitled to certain death benefits under the plan in the event the executive dies while employed by the Company.

In accordance with the provisions of the deferred compensation plan, participants may choose to defer a portion of their annual compensation. The Company expenses the compensation annually regardless of whether or not the officer has chosen to defer compensation. Benefits under the plan are payable over a fifteen year period. In the event of death, while an employee, the beneficiary will receive an amount that would have been paid to the employee.

Death benefits payable under both plans is funded by life insurance policies purchased by the Company. Compensation expense associated with the plans was approximately $151,944 in 2001, $100,000 in 2000, and $42,300 in 1999.

13.    Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial position. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies and procedures in making commitments and conditional obligations as it does for on-balance-sheet instruments. At December 31, 2001, financial instruments whose contract amounts represent credit risk:

Contract Amount
Commitments to extend credit in the future	$47,228,036
Standby letters of credit	1,659,670

Total	$48,887,706

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Most all guarantees expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

14.    Fair Value of Financial Instruments

The Company is required to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practical to estimate fair value. Following is a summary of the estimated fair value for each class of financial instrument as of December 31, 2001, and December 31, 2000 and the methods and assumptions used to evaluate them:

2001	Carrying Value	Estimated Fair Value
Cash and due from banks	$5,532,202	$5,532,202
Federal funds sold	20,070,000	20,070,000
Investment securities	2,029,750	2,074,688
Time deposits with other financial institutions	27,189,613	27,908,299
Loans	88,648,893	89,376,063
Deposits
Demand	38,484,086	38,484,086
Interest bearing transaction accounts	48,553,348	48,553,348
Savings	2,566,402	2,566,402
Time certificates	39,140,132	39,355,884

2000	Carrying Value	Estimated Fair Value
Cash and due from banks	$10,754,372	$10,754,372
Federal funds sold	8,055,000	8,055,000
Investment securities	12,465,000	12,450,018
Time deposits with other financial institutions	26,349,023	26,626,330
Loans	85,184,875	83,668,584
Deposits
Demand	43,685,937	43,685,937
Interest bearing transaction accounts	41,551,449	41,551,449
Savings	2,993,922	2,993,922
Time certificates	39,855,461	39,842,597

Cash and due from banks have a relatively short period of time between their origination and their expected realization and are valued at their carrying amounts. The fair value of investment securities and due from banks-time were estimated using quoted market prices or dealer quotes. For certain variable rate loans, fair value is estimated at carrying value, as these loans reprice to market frequently. The fair value of other types of loans is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to similar borrowers with similar credit ratings and for the same remaining maturities. The allowance for loan losses and overdrafts are valued at the carrying amount. The fair value of non interest-bearing, interest-bearing transaction accounts and savings deposits is the amount payable on demand as of December 31, 2001, and 2000. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

The Bank has off-balance-sheet commitments comprising letters of credit and loan commitments with a contract amount of $1,659,670 and $47,228,036, respectively. The fair value of these off-balance-sheet commitments is not material.

15.    Summit Bancshares, Inc. (parent company only)

The following are the balance sheets as of December 31, 2001, and 2000, and the related statements of income and cash flows for the years ended December 31, 2001, 2000, and 1999, for Summit Bancshares, Inc. (parent company only):

BALANCE SHEET	2001	2000
ASSETS:
Cash	$2,459,712	$574,135
Loan participation with subsidiary (net of allowance for loss reserve of $58,000 at December 31, 2001 and $40,000 at December 31, 2000)	2,917,539	4,498,253
Land and building	349,355	333,823
Investment in subsidiary	12,038,205	11,162,195
Other assets	445,057	267,447
Total Assets	$18,209,868	$16,835,853
LIABILITIES:
Accounts payable	$0	$729
Income taxes payable	0	0
Total Liabilities	$0	$729
Shareholders’ Equity:
Common Stock	3,752,486	3,699,018
Retained Earnings	14,457,382	13,136,106
Total Shareholders’ Equity	18,209,868	16,835,124
Total Liabilities and Shareholders’ Equity	$18,209,868	$16,835,853

STATEMENTS OF INCOME (year ended December 31)	2001	2000	1999
INCOME:
Interest on short-term investments and loan	$306,094	$279,515	$155,117
Rental and other income	7,066	5,023	39,135
Total income	313,160	284,538	194,252
EXPENSE:
Miscellaneous expense	70,467	111,664	66,724
Total expense	70,467	111,664	66,724
Income before income tax and equity in earnings of subsidiary	242,693	172,874	127,528
Provision for income taxes	100,935	71,900	53,113
Income before equity in earnings of subsidiary	141,758	100,974	74,415
Equity in earnings of subsidiary
Distributed	1,000,000	1,600,000	1,200,000
Undistributed	873,612	712,643	564,740
Net Income	$2,015,370	$2,413,617	$1,839,155

SUMMIT BANCSHARES, INC. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received	$312,869	$248,801	$155,117
Rental income	3,000	0	13,050
Other income	13,927	5,023	26,085
Cash paid to suppliers	(50,999)	(53,388)	(74,415)
Income taxes paid	(98,308)	(68,058)	(54,951)
Net cash provided by operating activities	180,489	132,378	64,886

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in investments	(200,000)
Net (increase) decrease in loans	1,562,714	(3,539,535)	1,193,282
(Increase) decrease in land and building	(17,000)	(4,001)	0
Dividend received from subsidiary	1,000,000	1,600,000	1,200,000
Net cash provided by (used in) investing activities	2,345,714	(1,943,536)	2,393,282

CASH FLOWS FROM FINANCING ACTIVITIES:
Stock options exercised	53,468	52,109	122,746
Repurchase of common stock	0	(95,014)	(210,163)
Dividends paid	(694,094)	(688,715)	(687,026)
Net cash (used in) financing activities	(640,626)	(731,620)	(774,443)
Net increase (decrease) in cash and cash equivalents	1,885,577	(2,542,778)	1,683,725
Cash at the beginning of the year	574,135	3,116,913	1,433,188
Cash at the end of the year	$2,459,712	$574,135	$3,116,913

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net Income	$2,015,370	$2,413,617	$1,839,155
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,468	12,274	17,808
Provision for loan losses	18,000	40,000	0
Non-cash earnings from subsidiary	(1,873,612)	(2,312,820)	(1,764,740)
(Increase) decrease in other assets	19,992	14,238	(14,236)
Increase (decrease) in accounts payable	(729)	(34,931)	(13,101)
Total adjustments	(1,834,881)	(2,281,239)	(1,774,269)
Net cash provided by operating activities	$180,489	$132,378	$64,886

16.    Stock Split

The Company’s shareholders approved a four-for-one stock split of its common stock effective June 29, 2001. All per share data in these financial statements and notes has been adjusted for this split.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Summit Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial position of Summit Bancshares, Inc. (a California corporation) and subsidiary as of December 31, 2001 and the related consolidated statement of income, change in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated statement of financial position of Summit Bancshares, Inc. and subsidiary as of December 31, 2000, and the consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2000 and 1999, were audited by other auditors whose report dated January 19, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summit Bancshares, Inc. and subsidiary as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Pleasanton, California
January 31, 2002

Directors of Summit Bancshares, Inc.
and Summit Bank

*Robert A. Ellsworth
President
Rue-Ell Enterprises, Inc.
Berkeley

*Jerrald R. Goldman, M.D. Orthopaedic Surgeon
Oakland

George H. Hollidge
Lee Myles Transmissions
Oakland

Stuart J. Kahn
Chairman and President
Rostex, Inc.
Oakland

Kikuo Nakahara
Managing Director
American Express
Tax & Business
Services, Inc.
Walnut Creek

Shirley W. Nelson
Chairman, President and
Chief Executive Officer Summit Bank,
Summit Bancshares, Inc.
Oakland

John Protopappas
President and
Chief Executive Officer
Madison Park Real Estate
Investment Trust
Oakland

Mary C. Warren
Partner
H.M.S. Associates
Oakland

*Emeritus

Summit Bank
Administration

2969 Broadway
Oakland, CA 94611
(510) 839-8800
www.summitbanking.com

Shirley W. Nelson
Chairman, President and
Chief Executive Officer

C. Michael Ziemann
Executive Vice President
Chief Administrative Officer
and Chief Financial Officer

Denise Dodini
Executive Vice President
and Senior Lending Officer

Steven P. Nelson
Vice President
Branch Administrator and
Director of Human Resources

Juan Abito
Vice President
Commercial Lending Group

James Brewer
Vice President
Auditor, Compliance and
Security Officer

Norma Jean Rogers
Vice President
Internal Auditor and Ass’t
Compliance Officer

Anthony Thompson
Assistant Vice President
Corporate Secretary

Carlos Nagatani
Assistant Vice President
Commercial Lending
Specialist

David Gonzales
Commercial Lending
Specialist

Susan Ciesco
Note Department
Supervisor

Summit Bank
Real Estate Capital
Markets Group

George J. Guarini
Senior Vice President

Robert J. Bickford
Assistant Vice President
Real Estate Loan
Specialist

Oakland Office

2969 Broadway
Oakland, CA 94611
(510) 839-8800

Ann Carter
Vice President
and Loan Officer

Lovinia Walls
Assistant Vice President
and Branch Service
Manager

Emeryville Office

2000 Powell Street
Emeryville, CA 94608
(510) 428-1868

Susan Siw
Assistant Branch Service
Manager

Walnut Creek Office

675 Ygnacio Valley Road
Suite B 105
Walnut Creek, CA 94596
(925) 935-9220

Nancee Nielsen
Branch Service Manager

Summit Equities, Inc. Directors

Robert A. Ellsworth
George H. Hollidge
Kikuo Nakahara
Shirley W. Nelson
David C. Ruegg

Counsel

Steven B. Piser, Esq.
Law Office of Steven
Piser
1000 Broadway #600
Oakland, CA 94607
(510) 835-5582

SEC Counsel

Donald C. Reinke, Esq.
Crosby, Heafy, Roach &
May
1999 Harrison Street
Oakland, CA 94612
(510) 839-1350

Independent Auditors

Vavrinek, Trine, Day &
Co., LLP
5000 Hopyard Road
Suite 335
Pleasanton, CA 94588
(925) 734-6600

Registrar &
Transfer Agent

Kerri Jones
Mellon Investor
Services, L.L.C.
235 Montgomery Street,
Twenty-third Floor
San Francisco, CA
94104
(415) 743-1430

Market Makers

Justin S. Mazzon
American Blue Chip
Investment Management
700 Larkspur Landing
Circle
Larkspur, CA 94939
(415) 925-4322

First Security Van
Kaspar
600 California Street
Suite 1700
San Francisco, CA
94108-2704
(415) 954-0689

Summit Bank Foundation
Honorary Advisors

Joe Morgan, Advisors Chairman
Baseball Hall of Fame

Don C. Haiken
President, Davidon Homes

The Honorable Delaine Eastin
California Superintendent of
Public Instruction

Robert Ellsworth
Principal, Rue-Ell Companies

James Falaschi
President Transbay Holdings,
Inc.

The Honorable Dianne Feinstein
United States Senate

James Ghielmetti
President, Signature Properties

Tony La Russa
Manager, St. Louis Cardinals

Neil McDaniel
President, McDaniel and
Associates

Scott McKibben
Publisher, ANG Newpapers

Eddie Orton
President, Orton Development,
Inc.

The Honorable Richard Rainey
California Senate

William Russell
NBA Hall of Fame Legend

George Riggs
Publisher, Contra Costa
Newspapers

Barclay Simpson
CEO, Simpson Manufacturing,
Inc.

Leigh Steinberg
Principal, Steinberg & Moorad

The Honorable Ellen Tauscher
United States House of
Representatives

Board of Directors

Shirley W. Nelson, Board Chairman
Chairman & CEO, Summit Bank

James Falaschi, Board President
Transbay Holdings

Sandy Seeno, Past President
Albert D. Seeno Construction
Company

William Bacigalupi, Sales Manager
KGO Radio

Jim Bloom, Director of Marketing
& Communication, Oakland Athletics

Donna Coit, Member-at-Large

Barbara Corneille
Lowell Berry Foundation

Ronald Darling
Television Analyst and Broadcaster

Laurie Fox, Director of Human
Resources & Administration, Contra
Costa Newspapers

Michael Howe, Executive Director
East Bay Community Foundation

Mary Huss, Editor
San Francisco Business Times

Frank Johnson
Sun Microsystems

Stuart Kahn, President
HQ Global Workplaces

Nancy Logan, Principal
Merrill Lynch

Nikki Maziasz, Retired Banker

Kikuo Nakahara, Partner,
American Express Business & Tax
Services

Donald Reinke, Partner
Venture Counsel Associates, Inc.

David Ruegg, President
Rue-Ell Enterprises, Inc.

Tiffany Stuart, President
Dynamic Office Solutions

Keith Thomas, President
KRT Marketing

Mary Warren, Partner
H.M.S. Associates

MARKET PRICE OF THE COMPANY’S STOCK AND DIVIDENDS

According to the Company’s records, there were 221 record holders of its stock on December 31, 2001. The following table reflects the cash dividends declared as well as the high and low bid prices which were obtained from the Market Maker. These prices reflect retail mark-up and may not represent actual transactions.

	High	Low	Dividends Declared
2001
First Quarter	$12 3/4	$12 1/8	$—
Second Quarter	14	12 1/2	.1875
Third Quarter	15	13 1/4	—
Fourth Quarter	18	13 1/2	.1875

Total			$.375

2000
First Quarter	$9 3/4	$9 1/2	$—
Second Quarter	9 3/4	8 5/8	.1875
Third Quarter	10 1/8	9	—
Fourth Quarter	12 5/8	10 1/5	.1875

Total			$.375

The Company presently intends to continue the policy of paying regular semi-annual cash dividends. Future dividends will depend upon the earnings of the Company and management’s assessment of the future needs for funds.