Form 10-K, Exhibit 13
period 2002-12-31
SUMMIT BANCSHARES INC/CA
filed 2003-03-27
CIK 353203

Exhibit 13

	FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED	2002	2001	2000	1999	1998

Net Income	$1,712,363	$2,015,370	$2,413,617	$1,839,155	$1,767,392
Earnings per common share	$0.93	$1.09	$1.32	$1.01	$0.99
Earnings per common share -assuming dilution	$0.92	$1.08	$1.30	$0.99	$0.95
Cash Dividends per Share, declared	$0.375	$0.375	$0.375	$0.375	$0.375
AT YEAR END (in thousands)
Deposits	$127,345	$128,744	$128,087	$119,996	$109,889
Loans (Net)	103,441	87,142	83,716	56,072	53,013
Assets	147,236	147,652	145,703	135,904	124,656
Shareholders’ Equity	18,952	18,210	16,835	15,153	14,088
Non-performing Loans to Total Loans	0.49%	0.16%	0.05%	0.28%	2.48%
Allowance to Non-performing Loans	319.41%	1039.14%	3263.10%	805.69%	100.46%
Tier 1 Capital	14.09%	16.23%	13.90%	19.67%	19.49%
Total Tier Capital	15.25%	17.38%	14.94%	20.89%	20.71%
Leverage Ratio	12.11%	12.52%	11.89%	11.61%	11.07%

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

Summary of Earnings

The Company’s net income for 2002 was $1,712,000 compared to $2,015,000 in 2001, and $2,414,000 in 2000. The decrease in the year 2002’s net income from the year 2001 was the direct effect of a decrease in the average prime rate.  The decrease in 2001’s net income over 2000 was also the direct effect of a decrease in the average prime rate as well as a slight increase in operating costs. The net income of $1,712,000 for 2002 represents diluted earnings per share of $0.92 compared to diluted earnings per share of $1.08 in 2001, and diluted earnings per share of $1.30 per share in 2000.

Net Interest Income

The primary source of income for the Company is Net Interest Income or “Gross Margin” which is the difference between interest earned on loans and investments and interest paid on deposits and other liabilities.  In general, net interest income is affected by a change in interest rates.  As interest rates rise or fall, so will the Company’s net interest income, excluding changes in total assets.  The primary reason for this is that the Company’s investment portfolio earns income on a fixed interest rate basis while a majority of the lending portfolio earns income on a floating interest rate basis because loans are tied to the prime lending rate.  In addition, all investments are held to maturity and 100% of the federal agency investments mature within one year.  Regarding loans, approximately 59% of the loans outstanding mature within one year, while the longest maturity is seven years.  In a rising interest rate environment, interest income on loans will generally rise faster than the investment income and vice versa.  To offset any decline in interest income due to a declining interest rate environment, the Company monitors closely its interest expense on deposits.  Of the total time certificates of deposit outstanding at year-end, approximately 1% mature after one year while 65% mature within 90 days.  Thus the Company is able to minimize the effects of a declining interest rate environment by repricing these instruments on a more frequent basis than if the average maturity were longer than one year.

Net interest income for 2002 was $7,163,000, a decline from $7,917,000 posted in 2001 and as compared to $8,570,000 in 2000.

The decline in 2002 was primarily the result of a decrease in the average prime rate, which decreased from 9.20% in 2000, 6.98% in 2001 to 4.68% in 2002.  Average earning assets increased 5.1% from  $134,608,000 in 2001 to $141,537,000 in 2002 and as compared to $128,429,000 in 2000; average total deposits increased 6.9% from $127,817,000 in 2001 to $136,661,000 in 2002 and as compared to $126,243,000 in 2000.

Average loans outstanding increased by 16.4% in 2002 to $97,972,000 as compared to $84,204,000 in 2001 and $65,358,000 in 2000.  The increase was in 2002 centered in real estate construction, real estate term and commercial loans.  Average outstanding investments decreased 12.8% to $45,132,000 in 2002 as compared to $51,733,000 in 2001 and $65,218,000 in 2000.  The average loan to deposit ratio increased in 2002 to 71.7% as compared to 65.8% in 2001 and 50.5% in 2000.  The yield on average earning assets was 6.2% in 2002 as compared to 7.8% in 2001 and 8.7% in 2000.  The decrease in 2002 was due to the decrease in the prime-lending rate.

Interest expense decreased 38.3% to $1,707,000 in 2002 from $2,768,000 in 2001 and $2,803,000 in 2000.  The decrease in 2002 was a direct result of the decrease in the prime-lending rate.  Average interest-bearing deposits remained relatively the same in 2002 increasing to $91,086,000 as compared to $90,594,000 in 2001 and $83,137,000 in 2000 and were primarily centered in the time certificates of deposit and interest bearing transaction accounts.  Average non-interest bearing deposits increased 22.4% in 2002 to $45,575,000 as compared to $37,223,000 in 2001 and $39,557,000 in 2000.  This increase was partially due to the movement of some market rate accounts to non-interest bearing account status.  Overall cost of funds in 2002 was 1.2% as compared to 2.2% in 2001 and 2.2% in 2000.  The decrease in the overall cost of funds was a direct result of the decrease in the prime-lending rate.

Non-Interest Income and Expense

Non-interest income, consisting primarily of service charges on deposit accounts, and other customer fees and charges including rents on premises, was $444,000 in 2002, an increase of 12.1% from $396,000 in 2001, and $390,000 in 2000.  Total service charge income from deposit accounts decreased slightly to $245,000 in 2002 from $246,000 in 2001 and $236,000 in 2000, while total income from other charges increased 32% to $198,000 in 2002 from $150,000 in 2001 and $154,000 in 2000.  This increase resulted primarily from penalties related to early withdrawals of time certificates of deposits.

Non-interest expenses decreased 3.2% to $4,649,000 in 2002, from $4,804,000 in 2001 and $4,609,000 in 2000. Salary expense increased 1.0% to $3,029,000 in 2002 from $3,000,000 in 2001 and $2,841,000 in 2000.  Business development and entertainment expense decreased to $87,000 in 2002 from $103,000 in 2001 but an increase from $74,000 in 2000.  Legal fees decreased to $25,000 in 2002 from $78,000 in 2001 and $79,000 in 2000.  Stationary and supplies also decreased to $58,000 from $81,000 in 2001 and$71,000 in 2000.

The Company’s allowance for loan losses as a percent of loans was 1.6% as of December 31, 2002 and 1.7% as of the same period in both 2001 and 2000. The provision of $98,000 for the year 2002 was due primarily to the increase in the amount of total loans. The provision of $138,000 for the year 2001 was due to an increase in loans charged off while the provision of $190,000 in 2000 was due to the increase in loans.  Total gross loans charged off in 2002 was $15,000 compared to $125,000 in 2001 and $16,000 in 2000.

Provision for Income Taxes

The provision for income taxes reflects a combined Federal and California effective tax rate of 40.3% in 2002, compared to 40.2% in 2001, and 42.0% in 2000, as described in Note 6 to the Financial Statements.

Liquidity and Capital

Liquidity is defined as the ability to meet present and future obligations either through the sale or maturity of existing assets or by the acquisition of funds through liability management.  Additionally, the Bank’s investment portfolio is managed to provide liquidity as well as appropriate rates of return.  It is the Company’s practice to hold securities until maturity rather than actively trade its portfolio.  As of December 31, 2002 the Company had $19,119,000 in cash and cash equivalents compared to $25,602,000 as of December 31, 2001, and $18,809,000 as of December 31, 2000.  The decrease in 2001 was due to the increase in loans.  The ratio of net loans to deposits as of December 31, 2002 was 81.2% compared to 67.7% as of December 31, 2001, and 65.4% as of December 31, 2000.

The Bank maintains a portion of its assets in loans, time deposits with other financial institutions and investments with short-term maturities.  More specifically, loans, time deposits with other financial institutions and investments due within one year totaled $95,207,000 at December 31, 2002 as compared to $77,516,000 at December 31, 2001 and $91,294,000 at December 31, 2000.  This is equivalent to 64.7%, 52.5%, and 62.7% of total assets at the corresponding year-ends, respectively. The increase was due to the increase in loans.

During 2002, the Company repurchased 19,885 shares of its common stock at an average price of $15.26. The Company plans to continue its repurchase program as an additional option for liquidity for its shareholders as long as it is economically appropriate to do so.  The program has not affected the Company’s liquidity or capital positions or its ability to operate.  In addition, the Company’s subsidiary Bank remains more than well-capitalized under current regulatory requirements.

Credit and Deposit Concentration

A part of the subsidiary Bank’s marketing strategy is to offer quality financial services to physicians, other professionals and small business communities. The Company has been especially successful in targeting health care professionals.  This segment has traditionally provided high levels of deposits and low loan losses. Over the past few years, the doctors and health care providers in the Company’s communities have been adjusting to certain emerging trends in this industry. This includes higher percentages of patients on Medicare, closer scrutiny from insurance carriers, and movement to managed care and “capitation” contracts.  Through this process, the Company has not experienced any noticeable deterioration in credit quality.  The Company cannot predict the ultimate outcome of health care reform.  However, the Company closely monitors the status of reform and considers the potential impact of any reform on its current customers and its underwriting of loans to healthcare professionals.

In 2001, the Company created its Real Estate Capital Markets Group.  The result was an increase in Real Estate Loans. While the full effect is not yet known, the Company believes that by maintaining a relatively conservative approach to underwriting with an eye toward potential changes in economic conditions, downside risk can be minimized. The Real Estate Capital Markets group also maintains relationships with other FDIC insured institutions for the purpose of loan participation. This allows the Company to better serve its borrowing base.

Non-Performing Assets

The increase in non-performing assets from $145,000 as of December 31, 2001, to $513,000 as of December 31, 2002 is related to three loans, of which two are secured by real estate and the third in the amount of $150,000 is secured by business assets. As of December 31, 2002, the business secured loan in the amount of $150,000 is on non-accrual status.

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

SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
FINANCIAL POSITION DECEMBER 31, 2002 AND 2001

		2002		2001

ASSETS
Cash and due from banks		$9,243,949		$5,532,202
Federal funds sold		9,875,000		20,070,000
Cash and cash equivalents		19,118,949		25,602,202
Time deposits with other financial institutions		15,347,432		27,189,613
Investment securities held to maturity, at cost (fair value of $2,061,250 at December 31, 2002 and $2,069,375 at December 31, 2001)		2,013,784		2,029,750
Loans	105,079,730		88,648,893
Less: allowance for loan losses	1,638,588		1,506,750

Net loans		103,441,142		87,142,143
Premises and equipment, net		700,288		804,115
Interest receivable and other assets		6,614,004		4,884,324
Total Assets		$147,235,599		$147,652,147
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand		$51,408,566		$38,484,086
Interest-bearing transaction accounts		39,978,860		48,553,348
Savings		2,136,146		2,566,402
Time certificates $100,000 and over		27,573,742		32,420,495
Other time certificates		6,247,901		6,719,637

Total deposits		127,345,215		128,743,968
Interest payable and other liabilities		938,293		698,311
Total Liabilities		128,283,508		129,442,279
Commitments and contingent liabilities
Shareholders’ Equity:
Preferred Stock, no par value:
2,000,000 shares authorized, no shares outstanding		—		—
Common Stock, no par value:
3,000,000 shares authorized; 1,837,643 shares outstanding at December 31, 2002 and 1,850,492 shares outstanding at December 31, 2001		3,475,640		3,752,486
Retained Earnings		15,476,451		14,457,382
Total Shareholders’ Equity		18,952,091		18,209,868
Total Liabilities and Shareholders’ Equity		$147,235,599		$147,652,147

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000

INTEREST INCOME:
Interest and fees on loans	$7,363,645	$8,137,942	$7,543,219
Interest on time deposits with other financial institutions	1,079,992	1,331,058	1,861,417
Interest on U.S. government agency securities	89,033	198,815	1,007,009
Interest on federal funds sold	337,840	1,017,348	961,787
Total interest income	8,870,510	10,685,163	11,373,432
INTEREST EXPENSE:
Interest on savings deposits	19,771	48,360	52,797
Interest on interest-bearing transaction accounts	560,126	1,079,334	799,795
Interest on time deposits	1,127,557	1,640,199	1,950,534
Total interest expense	1,707,454	2,767,893	2,803,126
Net interest income	7,163,056	7,917,270	8,570,306
Provision for loan losses	98,000	138,000	190,000
Net interest income after provision for loan losses	7,065,056	7,779,270	8,380,306
NON-INTEREST INCOME:
Service charges on deposit accounts	245,075	245,643	235,787
Other customer fees and charges	198,432	150,226	153,872
Total non-interest income	443,507	395,869	389,659
NON-INTEREST EXPENSE:
Salaries and employee benefits	3,029,013	2,999,918	2,840,592
Occupancy expense	320,722	362,293	408,223
Equipment expense	340,706	283,045	278,898
FDIC assessment	22,115	23,032	23,587
Legal expense	24,965	78,276	79,486
Insurance expense	47,442	58,502	65,004
Foreclosure and REO expense	0	0	4,143
Other	864,445	998,768	909,515
Total non-interest expense	4,649,408	4,803,834	4,609,448
Income before income taxes	2,859,155	3,371,305	4,160,517
Provision for income taxes	1,146,792	1,355,935	1,746,900
Net Income	$1,712,363	$2,015,370	$2,413,617
EARNINGS PER SHARE
Earnings per common share (Basic)	$0.93	$1.09	$1.32
Earnings per common share (Diluted)	$0.92	$1.08	$1.30

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	NUMBER OF SHARES OUTSTANDING	COMMON STOCK	RETAINED EARNINGS	TOTAL

Balance at December 31, 1999	1,832,084	$3,741,923	$11,411,204	$15,153,127
Issuance of Cash Dividends, $.375 per share	0	0	(688,715)	(688,715)
Stock Options Exercised	15,512	52,109	0	52,109
Repurchase of Common Stock	(10,048)	(95,014)	0	(95,014)
Net Income	0	0	2,413,617	2,413,617
Balance at December 31, 2000	1,837,548	3,699,018	13,136,106	16,835,124
Issuance of Cash Dividends, $.375 per share	0	0	(694,094)	(694,094)
Stock Options Exercised	12,944	53,468	0	53,468
Repurchase of Common Stock	0	0	0	0
Net Income	0	0	2,015,370	2,015,370
Balance at December 31, 2001	1,850,492	3,752,486	14,457,382	18,209,868
Issuance of Cash Dividends, $.375 per share	0	0	(693,294)	(693,294)
Stock Options Exercised	7,036	26,667	0	26,667
Repurchase of Common Stock	(19,885)	(303,513)	0	(303,513)
Net Income	0	0	1,712,363	1,712,363
Balance at December 31, 2002	1,837,643	$3,475,640	$15,476,451	$18,952,091

The accompanying notes are an integral part of these consolidated financial statements.

SUMMIT BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF
CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received	$6,568,878	$9,485,593	$10,998,859
Fees received	1,082,378	1,158,641	1,064,763
Interest paid	(1,657,413)	(2,674,245)	(2,772,309)
Cash paid to suppliers and employees	(4,023,846)	(4,442,001)	(4,102,203)
Income taxes paid	(1,238,820)	(1,825,396)	(1,850,946)
Net cash provided by operating activities	731,177	1,702,592	3,338,164
CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in time deposits with other financial institutions	11,842,181	(840,590)	1,539,611
Maturity of investment securities	15,966	12,465,000	7,000,133
Purchase of investment securities	0	(2,029,750)	0
Net (increase) in loans to customers	(16,575,885)	(3,670,970)	(27,965,521)
Recoveries on loans previously charged-off	49,262	25,017	21,169
(Increase) in cash surrender value of life Insurance	(47,840)	(561,730)	(30,000)
(Increase) in premises and equipment	(129,221)	(313,312)	(88,480)
Net cash provided by (used in) investing activities	(4,845,537)	5,073,665	(19,523,088)
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in demand, interest bearing transaction, and savings deposits	3,919,736	1,372,528	(1,888,384)
Net increase (decrease) in time deposits	(5,318,489)	(715,329)	9,978,800
Exercise of stock options	26,667	53,468	52,109
Repurchase of common stock	(303,513)	0	(95,014)
Dividends paid	(693,294)	(694,094)	(688,715)
Net cash provided by (used in) financing activities	(2,368,893)	16,573	7,358,796
Net increase (decrease) in cash and cash equivalents	(6,483,253)	6,792,830	(8,826,128)
Cash and cash equivalents at the beginning of the year	25,602,202	18,809,372	27,635,500
Cash and cash equivalents at the end of the year	$19,118,949	$25,602,202	$18,809,372
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net Income	$1,712,363	$2,015,370	$2,413,617
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	233,048	235,433	275,679
Provision for loan losses	98,000	138,000	190,000
Decrease (increase) in other assets	(1,681,840)	(686,176)	322,953
Increase in unearned loan fees	129,624	82,292	109,487
Increase (decrease) in other liabilities	239,982	(82,327)	26,428
Total adjustments	(981,186)	(312,778)	924,547
Net cash provided by operating activities	$731,177	$1,702,592	$3,338,164

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

1.	Summary of Significant Accounting Policies

The accounting and reporting policies of Summit Bancshares, Inc. (the Company), and its wholly owned subsidiary, Summit Bank (the Bank), a California state-chartered bank, conform with accounting principles generally accepted in the United States of America and general practice within the banking industry.  The following are descriptions of the more significant of these policies.

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

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

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

Loans on which the accrual of interest has been discontinued are designated as nonaccural loans.  The accrual of interest on loans is discounted when principal or interest is past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectibility.  When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income.  Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible.  Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgement of management, the loans are estimated to be fully collectible as to all principal and interest.

The Bank considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due (Principal and interest) according to the contractual terms of the loan agreement.  Measurement of impairment is based on the expected future cash flows of an impaired loan which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan.  The Bank selects the measurement method on a loan-by-loan basis except those collateral-dependent loans for which foreclosures are probable are measured at the fair value of the collateral.  The Bank recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans.

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

Comprehensive Income

The Company had no items of other comprehensive income for the twelve months ended December 31, 2002, 2001 and 2000.  Accordingly, total comprehensive income was equal to net income for each of those periods.

Segment Reporting

The Company is principally engaged in community banking activities through the three banking offices of its subsidiary bank.  The community banking activities include accepting deposits, providing loans and lines of credit to local individuals and businesses, and investing in investment securities and money market instruments.  The three banking offices have been aggregated into a single reportable segment.  Because the Company’s financial information is internally evaluated as a single operating segment, no separate segment information is presented.  The combined results are reflected in these financial statements.

New Accounting Pronouncements

In August 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which requires the Bank to record the fair value of an asset retirement obligation as a liability in the period in which its incurs a legal obligation associated with the retirement of long-term assets.  SFAS No. 143 is effective for the Bank in 2003; however, management does not believe adoption will have a material impact on the Bank’s financial statements.

Stock Based Compensation

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

	2002	2001	2000

Net income
As Reported	$1,712,363	$2,015,370	$2,413,617
Stock Based Compensation using the Intrinsic Value Method	0	0	0
Stock Based Compensation that would have been reported using the Fair Value Method of SFAS 123	(4,566)	(5,861)	(2,434)

Pro Forma	$1,707,797	$2,009,509	$2,411,183

Basic earnings per share
As Reported	$0.93	$1.09	$1.32
Pro Forma	$0.92	$1.08	$1.32
Diluted earnings per share
As Reported	$0.92	$1.08	$1.30
Pro Forma	$0.91	$1.07	$1.30

2.	Investment Securities

The amortized cost and estimated fair values of investments in debt securities held to maturity as of December 31, 2002 and 2001 are as follows:

December 31, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. agencies	$2,013,784	$47,466	$0	$2,061,250

December 31, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. agencies	$2,029,750	$39,625	$0	$2,069,375

The amortized cost and estimated fair value of debt securities at December 31, 2002 by contractual maturities are shown below.  Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value

Due in one year through five years	$2,013,784	$2,061,250

There were no sales of investments in debt securities during 2002 or 2001.  At December 31, 2002, securities carried at $2,000,000 were pledged to secure public deposits, as required by law.

3.	Loans and Allowance for Loan Losses

A summary of loans as of December 31, 2002, and 2001 (net of unearned loan fees of $638,529 and $508,905, respectively), is as follows:

	2002	2001

Commercial loans	$29,268,930	$23,475,225
Real estate loans	42,497,862	30,828,679
Real estate construction loans	26,922,080	27,389,006
Installment loans	6,390,858	6,955,983

	105,079,730	88,648,893
Less: Allowance for loan losses	(1,638,588)	(1,506,750)

	$103,441,142	$87,142,143

The changes in the allowance for loan losses for the years ended December 31, 2002, 2001, and 2000 are as follows:

	2002	2001	2000

Balance, beginning of period	$1,506,750	$1,468,393	$1,273,364
Provision for loan losses	98,000	138,000	190,000
Recoveries	49,262	25,017	21,169
Loans charged-off	(15,424)	(124,660)	(16,140)

Balance, end of period	$1,638,588	$1,506,750	$1,468,393

The following table provides information with respect to the company’s past due loans and components for non-performing assets at the dates indicated.

	Non-Performing Assets

	December 31,

	2002	2001

Loans 90 days or more past due and still accruing:
Commercial	$304,000	$145,000
Real Estate	59,000	0
Non-accrual loans:
Commercial	150,000	0
Real Estate	0	0
Consumer	0	0
Total non-performing loans	$513,000	$145,000
Other Real Estate Owned	0	0

TOTAL NON-PERFORMING ASSETS	$513,000	$145,000

Impaired loans totaled $150,000 at December 31, 2002, $145,000 at December 31, 2001 and $45,000 at December 31, 2000.  The average recorded investment in impaired loans during 2002, 2001 and 2000 was $150,000, $147,000 and $151,150, respectively.  The one impaired loan as of December 31, 2002 was a secured business loan. The total valuation allowance related to these loans was $75,000, $0 and $0 at December 31, 2002, 2001 and 2000, respectively.  Interest income recognized on impaired loans was $7,194 and $13,906 and $16,734 for the years ended December 31, 2002, 2001and 2000 respectively.

The Bank grants commercial, construction, real estate, and installment loans to customers mainly in the California counties of Alameda and Contra Costa. Although the Bank has a diversified loan portfolio, a substantial portion of its loan portfolio is concentrated in real estate related loans.

4.	Related Party Transactions

The Bank has, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, and principal shareholders and their associates.  In management’s opinion and as required by federal law, loans to related parties are granted on the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with others, and do not involve more than normal risk of collectibility or present other unfavorable features.  As of December 31, 2002, and 2001, loans outstanding to directors, officers, and principal shareholders and their known associates were $3,515,461 and $2,018,391, respectively.  In 2002, advances on such loans were $1,818,082, and collections were $321,012. In 2001, advances on such loans were $4,378,265, and collections were $3,605,202.

5.	Premises and Equipment

Premises and equipment consisted of the following:

	Cost	Accumulated Depreciation	Net Book Value

December 31, 2002
Land and building	$541,977	$176,771	$365,206
Leasehold improvements	1,132,824	1,132,286	538
Furniture and equipment	1,101,455	766,911	334,544

Total	$2,776,256	$2,075,968	$700,288

December 31, 2001
Land and building	$518,911	$169,556	$349,355
Leasehold improvements	1,132,824	1,131,979	845
Furniture and equipment	999,299	545,384	453,915

Total	$2,651,034	$1,846,919	$804,115

Depreciation and amortization included in occupancy and equipment expenses were $233,048, $235,433 and $275,679, for the years ended December 31, 2002, 2001, and 2000, respectively.

6.	Income Taxes

The provision (benefit) for income taxes consists of the following

	2002	2001	2000

Current:
Federal	$977,000	$1,157,000	$1,449,000
State	284,000	379,000	474,000

Total current	1,261,000	1,536,000	1,923,000

Deferred:
Federal	(70,000)	(150,000)	(144,000)
State	(44,000)	(30,000)	(32,000)

Total deferred	(114,000)	(180,000)	(176,000)

Total taxes	$1,147,000	$1,356,000	$1,747,000

The components of the net deferred tax asset of the Company as of December 31, 2002, and 2001, were as follows:

	2002	2001

Deferred Tax Assets:
Allowance for loan losses	$610,000	$570,000
State taxes	106,000	125,000
Depreciation	175,000	165,000
Other	203,000	120,000

Net Deferred Tax Asset	$1,094,000	$980,000

The provisions for income taxes applicable to operating income differ from the amount computed by applying the statutory federal tax rate to operating income before taxes.  The reasons for these differences are as follows:

	2002		2001		2000

	Amount	Percent	Amount	Percent	Amount	Percent

Federal income tax expense, based on the statutory federal income tax rate	$972,000	34.00%	$1,146,000	34.00%	$1,415,000	34.00%
State franchise taxes, net of federal income tax benefit	177,000	6.20%	222,000	6.60%	292,000	7.00%
Other, net	(2,000)	.08%	(12,000)	(.40)%	40,000	1.00%

Tax provision	$1,147,000	40.28%	$1,356,000	40.20%	$1,747,000	42.00%

7.	Shareholders’ Equity and Earnings per Share

Basic Earnings Per Share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share is computed by dividing net income available to shareholders by the weighted average number of common shares outstanding and potential common shares, which include dilutive stock options.  The computation of potential common stock equivalent shares is based on the weighted average market price of the Company’s common stock throughout the period.  The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the years ended December 31, 2002, 2001, and 2000.

	FOR THE YEAR ENDED

	December 31, 2002			December 31, 2001			December 31, 2000

	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount

Net Income	$1,712,363			$2,015,370			$2,413,617
Basic EPS Income Available to Common Stockholders	$1,712,363	1,850,512	$0.93	$2,015,370	1,846,236	$1.09	$2,413,617	1,834,252	$1.32
Effect of Dilutive Securities
Stock Options		16,260			19,502			21,184
Diluted EPS Income Available to Common Stockholders and Assumed Conversion	$1,712,363	1,866,772	$0.92	$2,015,370	1,865,738	$1.08	$2,413,617	1,855,436	$1.30

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets.  Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt correction action.  To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the institution’s category.

The consolidated and Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2002
Total Capital
(to Risk Weighted Assets)
Consolidated	$20,533,000	15.15%	10,044,800	8.00%	12,556,000	10.00%
Bank	14,183,000	11.65%	9,667,600	8.00%	12,084,500	10.00%
Tier 1 Capital
(to Risk Weighted Assets)
Consolidated	$18,952,000	14.09%	5,022,400	4.00%	7,533,600	6.00%
Bank	12,660,000	10.48%	4,833,800	4.00%	7,250,700	6.00%
Tier 1 Capital
(to Average Assets)
Consolidated	$18,952,000	12.11%	6,261,760	4.00%	7,827,200	5.00%
Bank	$12,660,000	8.30%	6,103,200	4.00%	7,629,000	5.00%
As of December 31, 2001
Total Capital
(to Risk Weighted Assets)
Consolidated	$19,504,000	17.38%	$8,977,360	8.00%	$11,221,700	10.00%
Bank	13,396,000	12.34%	8,686,400	8.00%	10,858,000	10.00%
Tier 1 Capital
(to Risk Weighted Assets)
Consolidated	$18,209,000	16.23%	$4,488,680	4.00%	$6,733,020	6.00%
Bank	12,037,000	11.09%	4,343,200	4.00%	6,514,800	6.00%
Tier 1 Capital	.
(to Average Assets)
Consolidated	$18,209,000	12.52%	$5,819,070	4.00%	$7,273,837	5.00%
Bank	$12,037,000	8.50%	5,665,042	4.00%	7,081,303	5.00%

9.	Stock Option Plan

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

In 1992, the shareholders approved the 1992 Employee and Consultant Stock Option Plan (the “1992 Plan”) which was designed to replace the 1982 Incentive Stock Option Plan that expired on February 28, 1992, after which no new unallocated stock options may be granted.  The 1992 Plan was designed to carry forward the remaining 329,340 options reserved but not granted under the 1982 Incentive Plan at the then current market price.  No new additional shares of the Company have been reserved for issuance under the 1992 Plan although some shares have been forfeited and subsequently granted to other individuals.

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

The following table summarizes the stock option activity under the 1982 Incentive Stock Option Plan for the years ended December 31, 2002, 2001, and 2000:

	Number of Shares Outstanding	Weighted Average Exercise Price

Balance, December 31, 1999	24,292	$3.15
Granted	0	0.00
Exercised	(15,512)	3.35
Expired	0	0.00
Forfeited	0	0.00

Balance, December 31, 2000	8,780	$3.32
Granted	0	0.00
Exercised	(3,344)	3.25
Expired	0	0.00
Forfeited	(1,600)	3.25

Balance, December 31, 2001	3,836	$3.25
Granted	0	0.00
Exercised	(3,836)	3.25
Expired	0	0.00
Forfeited	0	0.00

Balance, December 31, 2002	0	$3.25

As of December 31, 2002 all options under this plan had been exercised.

The following table summarizes the stock option activity under the 1992 Employee and Consultant Stock Option Plan during the years ended December 31, 2002, 2001, and 2000:

	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Fair Value of Grants

Balance, December 31, 1999	40,400	$6.45
Granted	0	0.00
Exercised	0	0.00
Expired	0	0.00
Forfeited	0	0.00

Balance, December 31, 2000	40,400	$6.10
Granted	21,560	12.75	$2.45
Exercised	(9,600)	4.44
Expired	0	0.00
Forfeited	(12,400)	11.11

Balance, December 31, 2001	39,960	$8.92
Granted	0	0.00
Exercised	(3,200)	4.44
Expired	0	0.00
Forfeited	(3,528)	12.93

Balance, December 31, 2002	33,232	$8.93

As of December 31, 2002, 11,403 of the options were exercisable at a weighted average exercise price of $5.75.  The options outstanding as of December 31, 2002, have an exercise price between $4.44 and $14.00 with a weighted average exercise price of $8.93 and remaining weighted average contractual life of 6.17 years.

There have been no grants, exercises, expirations, or forfeitures during the years ending December 31, 2002, 2001, and 2000 under the 1989 Non-Qualified Stock Option Plan.  As of December 31, 2002, 2001, and 2000, no options were outstanding under this Plan.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001; risk-free interest rate of 4.0%; expected dividend yield of 3.2%; expected life of 9 years; expected volatility of 19.60%.  No options were granted in 2000 and 2002.

10.	Restrictions

The Bank is regulated by the Federal Deposit Insurance Corporation, whose regulations do not specifically limit payment of dividends, and the State of California Department of Financial Institutions.  California banking laws limit dividends that the Bank may transfer to the Company, to the lesser of retained earnings or net income less dividends paid for the last three years.  Under these restrictions, at December 31, 2002, the Bank could pay dividends to the Company of up to approximately $948,517 without prior regulatory approval.

The Bank is required by federal regulations to maintain certain minimum average balances with the Federal Reserve.  Required deposits held with the Federal Reserve at December 31, 2002, were $5,155,000.

11.	Commitments and Contingent Liabilities

The Company is obligated for rental payments under certain operating lease and contract agreements.  Total rental expense for all leases included in occupancy and equipment expenses was $230,393, $233,168, and $236,565 for the years ended December 31, 2002, 2001, and 2000.

At December 31, 2002, the approximate future minimum payments for non-cancelable leases with initial or remaining terms in excess of one year were as follows:

2003	$167,047
2004	157,718
2005	163,263
2006	169,007
2007	48,617

Total	$705,652

The Company is subject to various pending and threatened legal actions, which arose out of the normal course of business.  In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on the Company’s financial position or results from operations.

12.	Pension Plan

The Company provides pension benefits for all its eligible employees through a 401(k) Profit Sharing Program, which was adopted in 1984.  Under the terms of the plan, eligible employees are allowed to contribute, under the 401(k) portion of the plan, up to 15% of their salaries.  The Company in turn will match the employee’s contribution up to a maximum of 3% of the employee’s total annual compensation.  Under this part of the plan, $20,434 was contributed in 2002, $19,197 in 2001, and $22,129 in 2000.

In addition, the Company may contribute up to 15% of eligible employees’ annual compensation to the profit sharing portion of this plan.  Such contributions were $0 in 2002, $53,763 in 2001, and $92,073 in 2000.  Employees’ interest in the contributions made by the Company on their behalf becomes 100% vested in accordance with the seven year program.  Any forfeited amounts are redistributed among the remaining participants in the plan.

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

Death benefits payable under both plans is funded by life insurance policies purchased by the Company.  Compensation expense associated with the plans was approximately $173,716 in 2002, $151,944 in 2001, and $100,000 in 2000.

13.	Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit, and standby letters of credit.  These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial position.  The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments.  The Company uses the same credit policies and procedures in making commitments and conditional obligations as it does for on-balance-sheet instruments.  At December 31, 2002, financial instruments whose contract amounts represent credit risk:

Contract Amount

Commitments to extend credit in the future	$43,776,000
Standby letters of credit	1,349,950

Total	$45,125,950

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

The Company is required to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practical to estimate fair value.  Following is a summary of the estimated fair value for each class of financial instrument as of December 31, 2002, and December 31, 2001 and the methods and assumptions used to evaluate them:

2002	Carrying Value	Estimated Fair Value

Cash and due from banks	$9,243,949	$9,243,949
Federal funds sold	9,875,000	9,875,000
Investment securities	2,013,784	2,061,250
Time deposits with other financial institutions	15,347,432	15,729,028
Loans	105,079,730	105,109,611
Deposits
Demand	51,408,566	51,408,566
Interest bearing transaction accounts	39,978,860	39,978,860
Savings	2,136,146	2,136,146
Time certificates	33,821,643	33,956,988

2001	Carrying Value	Estimated Fair Value

Cash and due from banks	$5,532,202	$5,532,202
Federal funds sold	20,070,000	20,070,000
Investment securities	2,029,750	2,074,688
Time deposits with other financial institutions	27,189,613	27,908,299
Loans	88,648,893	89,376,063
Deposits
Demand	38,484,086	38,484,086
Interest bearing transaction accounts	48,553,348	48,553,348
Savings	2,566,402	2,566,402
Time certificates	39,140,132	39,355,884

Cash and due from banks have a relatively short period of time between their origination and their expected realization and are valued at their carrying amounts.  The fair value of investment securities and due from banks-time were estimated using quoted market prices or dealer quotes.  For certain variable rate loans, fair value is estimated at carrying value, as these loans reprice to market frequently.  The fair value of other types of loans is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to similar borrowers with similar credit ratings and for the same remaining maturities.  The allowance for loan losses and overdrafts are valued at the carrying amount. The fair value of non interest-bearing, interest-bearing transaction accounts and savings deposits is the amount payable on demand as of December 31, 2002, and 2001.  The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

The Bank has off-balance-sheet commitments comprising letters of credit and loan commitments with a contract amount of $1,349,950 and $43,776,000, respectively.  The fair value of these off-balance-sheet commitments is not material.

15.	Summit Bancshares, Inc. (parent company only)

The following are the balance sheets as of December 31, 2002, and 2001, and the related statements of income and cash flows for the years ended December 31, 2002, 2001, and 2000, for Summit Bancshares, Inc. (parent company only)

BALANCE SHEET	2002	2001

ASSETS:
Cash	$2,368,987	$2,459,712
Loan participation with subsidiary (net of allowance for loss reserve of $70,000 at December 31, 2002 and $58,000 at December 31, 2001)	3,011,662	2,917,539
Land and building	365,206	349,355
Investment in subsidiary	12,660,979	12,038,205
Other assets	545,257	445,057
Total Assets	$18,952,091	$18,209,868
LIABILITIES:
Accounts payable	$0	$0
Income taxes payable	0	0
Total Liabilities	$0	$0
Shareholders’ Equity:
Common Stock	3,475,640	3,752,486
Retained Earnings	15,476,451	14,457,382
Total Shareholders’ Equity	18,952,091	18,209,868
Total Liabilities and Shareholders’ Equity	$18,952,091	$18,209,868

STATEMENTS OF INCOME (year ended December 31)	2002	2001	2000

INCOME:
Interest on short-term investments and loan	$204,893	$306,094	$279,515
Rental and other income	10,918	7,066	5,023
Total income	215,811	313,160	284,538
EXPENSE:
Miscellaneous expense	62,430	70,467	111,664
Total expense	62,430	70,467	111,664
Income before income tax and equity in earnings of subsidiary	153,381	242,693	172,874
Provision for income taxes	63,792	100,935	71,900
Income before equity in earnings of subsidiary	89,589	141,758	100,974
Equity in earnings of subsidiary
- Distributed	1,000,000	1,000,000	1,600,000
- Undistributed	622,774	873,612	712,643
Net Income	$1,712,363	$2,015,370	$2,413,617

SUMMIT BANCSHARES, INC. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received	$188,401	$312,869	$248,801
Rental income	0	3,000	0
Other income	20,289	13,927	5,023
Cash paid to suppliers	(43,207)	(50,999)	(53,388)
Income taxes paid	(156,870)	(98,308)	(68,058)
Net cash provided by operating activities	8,613	180,489	132,378
CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in investments	0	(200,000)
Net (increase) decrease in loans	(106,123)	1,562,714	(3,539,535)
(Increase) decrease in land and building	(23,075)	(17,000)	(4,001)
Dividend received from subsidiary	1,000,000	1,000,000	1,600,000
Net cash provided by (used in) investing activities	870,802	2,345,714	(1,943,536)
CASH FLOWS FROM FINANCING ACTIVITIES:
Stock options exercised	26,667	53,468	52,109
Repurchase of common stock	(303,513)	0	(95,014)
Dividends paid	(693,294)	(694,094)	(688,715)
Net cash (used in) financing activities	(970,140)	(640,626)	(731,620)
Net increase (decrease) in cash and cash equivalents	(90,725)	1,885,577	(2,542,778)
Cash at the beginning of the year	2,459,712	574,135	3,116,913
Cash at the end of the year	$2,368,987	$2,459,712	$574,135
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net Income	$1,712,363	$2,015,370	$2,413,617
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,224	1,468	12,274
Provision for loan losses	12,000	18,000	40,000
Non-cash earnings from subsidiary	(1,622,774)	(1,873,612)	(2,312,820)
(Increase) decrease in other assets	(100,200)	19,992	14,238
Increase (decrease) in accounts payable	0	(729)	(34,931)
Total adjustments	(1,703,750)	(1,834,881)	(2,281,239)
Net cash provided by operating activities	$8,613	$180,489	$132,378

16.	Stock Split

The Company’s shareholders approved a four-for-one stock split of its common stock effective June 29, 2001.  All per share data in these financial statements and notes has been adjusted for this split

[LOGO OF VAVRINEK, TRINE, DAY & CO., LLP]

VALUE THE DIFFERENCE

Independent Auditors’ Report

The Board of Directors and Shareholders
Summit Bancshares, Inc.

We have audited the accompanying consolidated statements of financial position of Summit Bancshares, Inc. (a  California corporation) and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements  of income, change in shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The consolidated statement of financial position of Summit Bancshares, Inc. and subsidiary as of December 31, 2001, and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2000 were audited by other auditors whose report dated January 19, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summit Bancshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Vavrinek, Trine, Day & Co., LLP
January 24, 2003

Directors of Summit
Bancshares, Inc.
and Summit Bank

*Robert A. Ellsworth
President
Rue-Ell Enterprises, Inc.
Berkeley

*Jerrald R. Goldman, M.D.
Orthopaedic Surgeon
Oakland

George H. Hollidge
Retired
Oakland

Stuart J. Kahn
Chairman and President
Rostex, Inc.
Oakland

Kikuo Nakahara
Managing Director
American Express
Tax & Business
Services, Inc.
Walnut Creek

Shirley W. Nelson
Chairman and
Chief Executive Officer
Summit Bank,
Summit Bancshares, Inc.
Oakland

John Protopappas
President and
Chief Executive Officer
Madison Park Real Estate
Investment Trust
Oakland

Mary C. Warren
Associate
H.M.S. Associates
Oakland

*Emeritus

Summit Bank
Administration

2969 Broadway
Oakland, CA 94611
(510) 839-8800
www.summitbanking.com

Shirley W. Nelson
Chairman and
Chief Executive Officer

Michael R. Sanford
President and
Chief Operating Officer

C. Michael Ziemann
Executive Vice President
Chief Administrative Officer
and Chief Financial Officer

Denise Dodini
Executive Vice President
Senior Lending Officer

R. William MacCullough
Senior Vice President
Commercial Lending Group

Steven P. Nelson
Vice President
Branch Administrator and
Director of Human Resources

James Brewer
Vice President
Auditor, Compliance and
Security Officer

Philip A. Palmer
Vice President
Deposit Products

Anthony Thompson
Assistant Vice President
Corporate Secretary

Carlos Nagatani
Assistant Vice President
Commercial Lending
Specialist

Edward Li
Commercial Lending
Specialist

Joanne L. Cleary
Note Department
Supervisor

Summit Bank
Real Estate Capital
Markets Group

Robert J. Bickford
Assistant Vice President
Real Estate Loan
Specialist

Oakland Office

2969 Broadway
Oakland, CA 94611
(510) 839-8800

Ann Carter
Vice President
and Loan Officer

Norma Jean Rogers
Vice President and
Branch Service Manager

Emeryville Office

2000 Powell Street
Emeryville, CA 94608
(510) 428-1868

Sandra Stanton
Vice President
Manager

Susan Siw
Branch Service Manger

Walnut Creek Office

675 Ygnacio Valley Road
Suite B 105
Walnut Creek, CA 94596
(925) 935-9220

Nancee Nielsen
Branch Service Manager

Summit Equities, Inc.
Directors

Robert A. Ellsworth
George H. Hollidge
Kikuo Nakahara
Shirley W. Nelson
David C. Ruegg

Counsel

Steven B. Piser, Esq.
Law Office of Steven
Piser
1000 Broadway #600
Oakland, CA 94607
(510) 835-5582

SEC Counsel

Donald C. Reinke, Esq.
Reed Smith Crosby Heafy
LLP
1999 Harrison Street
Oakland, CA 94612
(510) 839-1350

Independent Auditors

Vavrinek, Trine, Day &
Co., LLP
5000 Hopyard Road
Suite 335
Pleasanton, CA 94588
(925) 734-6600

Registrar &
Transfer Agent

Michael Adamo
Registrar & Transfer
Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

Market Makers

Justin S. Mazzon
American Blue Chip
Investment Management
700 Larkspur Landing
Circle
Larkspur, CA 94939
(415) 925-4322

Lisa Gallo
Hoefer and Arnett, Inc
555 Market Street
18th Floor
San Francisco, CA 94105
(800) 346-5544